As Filed with the Securities and Exchange Commission on April 28, 2011

REGISTRATION NO. 333-173545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	6172	72-1280718
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 W. Congress Street

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Daryl G. Byrd

President and Chief Executive Officer

IBERIABANK Corporation

200 W. Congress Street

Lafayette, Louisiana 70501

(337) 521-4003

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies To:

Edward B. Crosland, Jr., Esq.

Peter J. Rivas, Esq.

Jones, Walker, Waechter, Poitevent,

Carrère & Denègre, L.L.P.

499 South Capitol Street, S.W.

Washington, D.C. 20003

Telephone: (202) 203-1088

Facsimile: (202) 203-0000

William C. Perez, Esq. W. David Johnson, Esq. Adams and Reese LLP One Shell Square 701 Poydras Street, Suite 4500 New Orleans, Louisiana 70139 Telephone: (504) 585-0464 Facsimile: (504) 586-6564

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in concluding this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

OMNI BANCSHARES, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 31, 2011

IBERIABANK Corporation

PROSPECTUS

COMMON STOCK

To the Shareholders of OMNI BANCSHARES, Inc.:

A Merger Proposal — Your Vote Is Very Important

On February 21, 2011, the board of directors of OMNI BANCSHARES, Inc. unanimously approved an Agreement and Plan of Merger between OMNI BANCSHARES and IBERIABANK Corporation pursuant to which OMNI BANCSHARES will be merged with and into IBERIABANK Corporation. OMNI BANCSHARES is sending you this document to ask you to vote on the approval of the merger agreement with IBERIABANK Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of OMNI BANCSHARES common stock will be converted into the right to receive 0.3313 of a share of common stock of IBERIABANK Corporation, subject to adjustment based on the market price of the common stock on the NASDAQ Global Select Market, plus cash in lieu of any fractional share interest. On April 27, 2011, the closing sales price of IBERIABANK Corporation’s common stock on the NASDAQ Global Select Market was $59.71. Of course, there is no assurance as to the market value of IBERIABANK Corporation’s common stock on the date the proposed merger is completed.

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.”

The board of directors of OMNI BANCSHARES has unanimously determined that the merger and the merger agreement are fair and in the best interests of OMNI BANCSHARES and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement and approval of the merger. The merger cannot be completed unless two-thirds of the issued and outstanding shares of common stock of OMNI BANCSHARES, Inc. vote to approve the merger agreement. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by submitting a valid proxy, completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of shareholders to be held on May 31, 2011, the merger and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 13.

On behalf of the board of directors, thank you for your prompt attention to this important matter.

/s/ James M. Hudson
James M. Hudson
Chairman & Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated April 28, 2011, and is first being mailed on or about April 29, 2011.

OMNI BANCSHARES, Inc.

2900 Ridgelake Drive

Metairie, Louisiana 70002

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2011

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of OMNI BANCSHARES, Inc. will be held at the OMNI BANK Training Center, 3000 Ridgelake Drive, Metairie, Louisiana 70002, at 10:00 a.m. central time, on May 31, 2011, for the following purposes:

1. To approve the Agreement and Plan of Merger dated as of February 21, 2011, by and between IBERIABANK Corporation and OMNI BANCSHARES, Inc., pursuant to which, among other things, OMNI BANCSHARES, Inc. will merge with and into IBERIABANK Corporation, and each of the outstanding shares of OMNI BANCSHARES, Inc. will be converted into the right to receive 0.3313 of a share of common stock of IBERIABANK Corporation, subject to adjustment based on the market price of IBERIABANK Corporation’s common stock prior to closing, as more fully described in the attached proxy statement-prospectus.

2. To transact any other business that properly comes before the special meeting of shareholders, or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting. Only shareholders of record of OMNI BANCSHARES, Inc. as of the close of business on April 29, 2011 are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.

Dissenting shareholders who comply with the procedural requirements of the Louisiana Business Corporation Law will be entitled to receive payment of the fair cash value of their shares if the merger is effected upon approval of less than 80% of the total voting power of OMNI BANCSHARES, Inc.

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ James M. Hudson
Metairie, Louisiana	Chairman & Chief Executive Officer

April 29, 2011

OMNI BANCSHARES, INC.’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about IBERIABANK Corporation from documents that are filed with the Securities and Exchange Commission (referred to in this document as the “SEC”) but that are not included in or delivered with this proxy statement-prospectus. You can obtain IBERIABANK Corporation’s documents incorporated by reference in this proxy statement-prospectus without charge by requesting them in writing or by telephone from IBERIABANK Corporation at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Telephone: (337) 521-4003

These documents are also available at IBERIABANK Corporation’s website (www.iberiabank.com) and at the SEC’s website (www.sec.gov).

OMNI BANCSHARES, Inc. shareholders requesting IBERIABANK Corporation documents should do so by May 13, 2011 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website, “www.sec.gov” and you may obtain certain of these documents at IBERIABANK Corporation’s website, “www.iberiabank.com” by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings.” Other information contained on IBERIABANK Corporation’s website is expressly not incorporated by reference into this document.

If you have any questions, or need assistance in completing and returning your proxy, you may contact OMNI BANCSHARES, Inc. at the following address and telephone number:

OMNI BANCSHARES, Inc.

2900 Ridgelake Drive

Metairie, Louisiana 70002

Attention: Barry B. Bleakley, Secretary

Telephone: (504) 833-2900

See “Where You Can Find More Information” on page 72.

(i)

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

SPECIAL MEETING OF SHAREHOLDERS

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The merger agreement must be adopted by at least two-thirds of the issued and outstanding common stock of OMNI BANCSHARES, Inc. A failure to vote will have the same effect as a vote against the merger agreement.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote against the merger agreement.

Q:	WILL I BE ABLE TO SELL THE SHARES OF IBERIABANK CORPORATION COMMON STOCK THAT I RECEIVE IN THE MERGER?

A:	Yes, in most cases. The shares of IBERIABANK Corporation common stock to be issued in the merger will be registered under the Securities Act of 1933 and listed on the NASDAQ Global Select Market. However, certain shareholders who are deemed to be “affiliates” of IBERIABANK Corporation under the Securities Act (generally, directors and executive officers of IBERIABANK Corporation and shareholders holding 10% or more of the outstanding shares of common stock of IBERIABANK Corporation) must abide by certain transfer restrictions under the Securities Act.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of OMNI BANCSHARES, Inc.;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please do not send your stock certificates with your proxy card. Instructions for surrendering your OMNI BANCSHARES, Inc. stock certificates in exchange for the merger consideration will be sent to you later.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and OMNI BANCSHARES, Inc. currently expect to complete the merger in the second quarter of 2011, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WHAT WILL SHAREHOLDERS OF OMNI BANCSHARES, INC. RECEIVE IN THE MERGER?

If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, each outstanding share of OMNI BANCSHARES, Inc. common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•

0.3313 of a share of IBERIABANK Corporation common stock (to the nearest ten-thousandth of a share) to be exchanged for each share of OMNI BANCSHARES, Inc. common stock and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock (as determined below); or

•

if the average of the daily weighted average trading prices of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) business day prior to the effective date is greater than $60.53 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $20.05 by the average price; or

•

if the average of the daily weighted average trading prices of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) business day prior to the effective date is less than $54.77 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $18.15 by the average price.

On April 27, 2011, IBERIABANK Corporation’s common stock closed at $59.71. If this was the market value during the measurement period, you would receive 0.3313 of a share of IBERIABANK Corporation common stock for each one (1) share of OMNI BANCSHARES, Inc. common stock held by you. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of shareholders or the merger to Barry B. Bleakley, Secretary of OMNI BANCSHARES, Inc., at (504) 833-2900.

OMNI BANCSHARES, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers you before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about IBERIABANK Corporation. For a description of this information, see “Where You Can Find More Information” on page 72. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger

The merger of OMNI BANCSHARES, Inc. with and into IBERIABANK Corporation will be effected pursuant to the Agreement and Plan of Merger dated as of February 21, 2011. OMNI BANCSHARES encourages you to read this agreement carefully, as it is the legal document that governs the merger. A copy of this agreement is attached to this document as Appendix A.

Parties to the Merger

IBERIABANK Corporation (page 34)

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a Louisiana state banking corporation. As of December 31, 2010, IBERIABANK Corporation had consolidated assets of $10.0 billion, total deposits of $7.9 billion and shareholders’ equity of $1.3 billion.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and the telephone number is (337) 521-4003.

Other Pending Acquisition

On March 10, 2011, IBERIABANK Corporation executed a definitive agreement to acquire Cameron Bancshares, Inc., Lake Charles, Louisiana. Cameron Bancshares is the bank holding company for Cameron State Bank, a Louisiana banking corporation. IBERIABANK Corporation will issue shares of its common stock in exchange for the outstanding shares of capital stock of Cameron Bancshares. Based on the terms of the merger agreement with Cameron Bancshares, it is currently estimated that IBERIABANK Corporation will issue approximately 3.464 shares, subject to certain adjustments, of its common stock in exchange for each share of Cameron Bancshares common stock, or approximately 2,384,631 shares of IBERIABANK Corporation common stock in the aggregate. Based on $59.71 per share, the closing price of IBERIABANK Corporation common stock at April 27, 2011, the transaction had an estimated total value of approximately $142 million. It is expected that the acquisition will be completed in the second quarter of 2011.

OMNI BANCSHARES, Inc. (page 34)

OMNI BANK

OMNI BANCSHARES, Inc., a Louisiana corporation, is the bank holding company for OMNI BANK, a Louisiana state banking corporation. As of December 31, 2010, OMNI BANCSHARES had total assets of $736 million, total deposits of $645 million and shareholders’ equity of $31 million.

The principal executive office of OMNI BANCSHARES is located at 2900 Ridgelake Drive, Metairie, Louisiana 70002, and the telephone number is (504) 833-2900.

What OMNI BANCSHARES’ Shareholders will receive in the Merger (page 34)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of OMNI BANCSHARES’ common stock will be converted into the right to receive 0.3313 of a share of common stock of IBERIABANK Corporation, subject to possible adjustment based on the market price of IBKC common stock. The total number of IBERIABANK Corporation shares you receive will therefore be equal to 0.3313 times the number of shares of OMNI BANCSHARES common stock you own when the merger is completed, subject to adjustment. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash.

Material United States Federal Income Tax Consequences of the Merger (page 53)

IBERIABANK Corporation and OMNI BANCSHARES will not be required to complete the merger unless they receive a legal opinion to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

OMNI BANCSHARES expects that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of OMNI BANCSHARES common stock for shares of IBERIABANK Corporation common stock in the merger. You will, however, have to recognize gain in connection with any cash received in lieu of a fractional share interest in IBERIABANK Corporation common stock. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 53 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

The Board of Directors of OMNI BANCSHARES Unanimously Recommends Shareholder Approval of the Merger Agreement (page 38)

The board of directors of OMNI BANCSHARES believes that the merger presents an attractive opportunity to merge with a leading banking institution that will continue OMNI BANK’s long-standing traditions of providing exceptional customer service and making a difference in our communities. As one of the strongest financial institutions in the country, IBERIABANK Corporation offers our shareholders, employees, and clients the benefits of enhanced services, new products, and greater access to banking locations.

As a result, OMNI BANCSHARES’ board of directors unanimously approved the merger agreement. OMNI BANCSHARES’ board of directors believes that the merger and the merger agreement are fair to and in the best interests of OMNI BANCSHARES and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

Opinion of OMNI BANCSHARES’ Financial Advisor (page 38 and Appendix B)

In connection with the merger, the board of directors of OMNI BANCSHARES received the written opinion of Howe Barnes Hoefer & Arnett, Inc., OMNI BANCSHARES’ financial advisor, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of OMNI BANCSHARES common stock. The full text of the opinion of Howe Barnes, dated February 21, 2011, is included in this document as Appendix B. OMNI BANCSHARES encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Howe Barnes. The opinion of Howe Barnes is directed to OMNI BANCSHARES’ board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. Howe Barnes will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Special Meeting of Shareholders of OMNI BANCSHARES (page 32)

OMNI BANCSHARES will hold a special meeting of its shareholders on May 31, 2011, at 10:00 a.m., central time, at the OMNI BANK Training Center, 3000 Ridgelake Drive, Metairie, Louisiana 70002. At the special meeting of shareholders, you will be asked to vote to approve the merger agreement.

You may vote at the special meeting of shareholders if you owned shares of OMNI BANCSHARES’ common stock at the close of business on the record date, April 29, 2011. On that date, there were 2,109,641 shares of OMNI BANCSHARES’ common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of OMNI BANCSHARES common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, OMNI BANCSHARES recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page 33)

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of OMNI BANCSHARES’ common stock issued and outstanding on the record date. A failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors and executive officers of OMNI BANCSHARES beneficially owned 775,982 shares of OMNI BANCSHARES’ common stock, excluding stock options, entitled to vote at the special meeting of shareholders. This represents 36.78% of the total votes entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote “FOR” approval of the merger agreement.

Dissenters’ Rights of Appraisal (page 55 and Appendix C)

If the merger is approved by holders of less than 80% of the total outstanding shares of OMNI BANCSHARES common stock, shareholders of OMNI BANCSHARES will have the right to dissent from the merger agreement if they comply with the specific procedures required by the Louisiana Business Corporation Law. Dissenting shareholders who comply with the procedural requirements will be entitled to receive payment of the fair cash value of their shares, which “fair cash value” shall be determined as of the day before the shareholder meeting.

Interests of OMNI BANCSHARES’ Directors and Officers in the Merger (page 45)

In considering the recommendation of the board of directors of OMNI BANCSHARES to approve the merger, you should be aware that certain executive officers and directors of OMNI BANCSHARES have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as OMNI BANCSHARES’ shareholders.

Regulatory Approvals Required for the Merger (page 50)

We cannot complete the merger without the prior approval of the Board of Governors of the Federal Reserve System and the Louisiana Office of Financial Institutions. IBERIABANK Corporation has filed the applications required to obtain the necessary regulatory approvals. As of the date of this proxy statement-prospectus, we have not received all the required approvals and the required waiting periods have not expired. Regulatory approval does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to OMNI BANCSHARES’ shareholders.

While we do not know of any reason why IBERIABANK Corporation would not be able to obtain the necessary approvals in a timely manner, we cannot assure you that these approvals will occur or what the timing may be or that these approvals will not be subject to one or more conditions that affect the advisability of the merger.

Conditions to the Merger (page 50)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	OMNI BANCSHARES’ shareholders must have approved the merger agreement and the merger;

•	all required regulatory requirements have been attained, and all waiting periods required by law have expired; and

•

certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the agreement and the compliance in all material respects with all agreements.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 51)

OMNI BANCSHARES has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page 52)

IBERIABANK Corporation and OMNI BANCSHARES may mutually agree at any time to terminate the merger agreement without completing the merger, even if OMNI BANCSHARES’ shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by February 21, 2012, if the required regulatory approvals are not received, or if the other party breaches its agreements.

Termination Fee (page 53)

If the merger is terminated pursuant to specified situations in the merger agreement (and OMNI BANCSHARES accepts a superior acquisition proposal within a defined period of time), OMNI BANCSHARES may be required to pay a termination fee to IBERIABANK Corporation of $5,000,000. On the other hand, if the merger agreement is terminated by OMNI BANCSHARES because of a willful breach of a representation, warranty, covenant or other agreement by IBERIABANK Corporation or certain other limited reasons, then IBERIABANK Corporation may be required to pay OMNI BANCSHARES a termination fee of $5,000,000. OMNI BANCSHARES and IBERIABANK Corporation agreed to this termination fee arrangement in order to induce the other party to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with OMNI BANCSHARES before the merger is completed.

Differences in Rights of Shareholders (page 58)

The rights of OMNI BANCSHARES’ shareholders after the merger who continue as shareholders of IBERIABANK Corporation will continue to be governed by Louisiana law. After the merger is completed, the articles of incorporation and bylaws of IBERIABANK Corporation, rather than the articles of incorporation of OMNI BANCSHARES, will govern your rights as a shareholder. The different shareholder rights are explained more fully in “Comparison of Shareholders’ Rights” on page 58.

SELECTED FINANCIAL AND OTHER DATA FOR

OMNI BANCSHARES, INC.

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Selected Statement of Income Data:
Interest Income	$38,405	$41,315	$48,529	$58,487	$46,958
Interest Expense:
Deposit accounts	6,621	9,132	13,411	20,453	13,225
Other borrowed money	908	995	1,325	1,594	1,601
Long term debt	667	971	1,375	1,439	1,171
Total interest expense	8,196	11,098	16,111	23,486	15,997
Net interest income	30,209	30,217	32,418	35,001	30,961
Provision for (Recapture of) loan losses	3,705	11,442	2,805	149	(2,165)
Net interest income after provision	26,504	18,775	29,613	34,852	33,125
Non-interest Income	6,122	7,886	5,544	3,877	3,231
Non-interest Expense	33,608	36,036	35,806	35,304	28,531
Income (Loss) before income tax	(983)	(9,375)	(649)	3,425	7,825
Income Tax Expense (benefit)	(530)	(3,935)	(877)	1,058	2,285
Net Income (Loss)	(452)	(5,440)	227	2,367	5,540

Per Share Data:
Earnings (loss) per common share	$(0.22)	$(3.39)	$0.10	$1.26	$3.13
Dividends per common share	$0.00	$0.12	$0.48	$0.48	$0.48
Book value per common share	$14.72	$14.88	$18.49	$19.12	$18.09
Dividends/Class 7% preferred share (1)	$0.00	$1.05	$2.10	$2.10	$2.10
Book value/Class 7% preferred share (1)	$0.00	$30.00	$30.00	$30.00	$30.00
Dividends/Class 8% preferred share (1)	$0.00	$1.20	$1.10	N/A	N/A
Book value/Class 8% preferred share (1)	$0.00	$30.00	$30.00	N/A	N/A

(1)	Redeemed at February 1, 2010.

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Selected Financial Condition Data:
Cash and cash equivalents	$55,350	$46,331	$56,693	$50,315	$43,191
Securities available for sale	87,699	71,933	39,920	56,112	71,986
Net loans	516,994	554,579	578,894	588,531	531,123
Total assets	736,339	747,529	745,904	755,963	729,900
Total deposits	645,469	652,522	636,336	668,264	633,293
Long term debt	15,980	15,980	15,980	15,980	15,980
Advances from FHLB	23,249	25,275	35,300	19,323	29,345
Other borrowed funds	17,985	18,774	14,392	13,475	11,175
Total liabilities	705,288	714,675	706,815	720,189	695,367

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	4.42%	4.52%	5.04%	5.29%	5.29%
Net interest spread	4.19%	4.23%	4.63%	4.66%	4.57%
Non-interest income to average assets	0.82%	1.06%	0.72%	0.52%	0.50%
Non-interest income to earning assets	0.90%	1.16%	0.81%	0.58%	0.55%
Non-interest expense to average assets	4.51%	4.84%	5.04%	4.93%	4.43%
Net overhead ratio	3.69%	3.78%	4.32%	4.41%	3.93%
Efficiency ratio	92.51%	94.58%	94.42%	91.08%	83.45%
Return on average assets	(0.06%)	(0.73%)	0.02%	0.32%	0.86%
Return on average equity	(1.36%)	(15.72%)	0.43%	6.84%	16.38%
Dividend payout ratio	0.00%	(3.54%)	(339.17%)	(37.88%)	(15.34%)
Asset Quality Ratios:
Non-performing loans to total loans	6.49%	7.97%	4.78%	1.67%	1.28%
Allowance for loan losses to:
Total loans	1.50%	2.00%	0.96%	0.86%	1.21%
Non-performing loans	23.15%	25.10%	20.16%	51.56%	94.78%
Net charge-offs to average total loans	1.30%	1.01%	0.39%	0.26%	0.29%
Non-performing assets to total assets	6.98%	7.13%	4.19%	1.41%	0.96%

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
Balance Sheet Ratios:
Loans to deposits	80.10%	86.72%	91.82%	88.75%	84.89%
Average interest-bearing assets to average interest-bearing liabilities	117.42%	117.77%	116.26%	117.99%	126.30%

Capital Ratios:
Total equity to total assets	4.22%	4.40%	5.24%	4.72%	4.66%
Total risk-based capital ratio	9.86%	9.55%	10.40%	9.48%	10.47%
Tier 1 risk-based capital ratio	7.75%	7.50%	9.03%	8.00%	8.40%
Tier 1 leverage ratio	5.72%	5.62%	7.34%	6.17%	6.63%

Asset Quality Data and Ratios:
The following table classifies non-performing loans :

Non-accrual loans	$33,863	$38,256	$25,771	$7,450	$6,111
Loans past due 90 days or more	179	6,839	2,155	2,490	748
Total nonperforming loans	$34,042	$45,095	$27,926	$9,940	$6,859
Other real estate owned	17,358	8,199	3,283	738	150
Total nonperforming assets	$51,400	$53,294	$31,208	$10,678	$7,009

Troubled debt restructurings	$13,468	$2,377	$2,974	$—	$—
Total nonperforming assets and troubled debt restructurings	$64,868	$55,671	$34,182	$10,678	$7,009

Total nonperforming loans to total loans	6.49%	7.97%	4.78%	1.67%	1.28%
Total nonperforming assets to total assets	6.98%	7.13%	4.19%	1.41%	0.96%
Troubled debt restructurings to total assets	1.83%	0.32%	0.40%	0.00%	0.00%

PENDING ACQUISITION OF CAMERON BANCSHARES, INC.

On March 11, 2011, IBERIABANK Corporation and Cameron Bancshares, Inc. announced the signing of a definitive agreement for IBERIABANK Corporation to acquire Cameron Bancshares, Inc., the holding company of Lakes Charles, Louisiana based Cameron State Bank. The transaction was approved by the board of directors of each of IBERIABANK Corporation and Cameron Bancshares, Inc. and is expected to close in the second quarter of 2011. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Cameron Bancshares’ shareholders. Under the terms of the agreement, shareholders of Cameron Bancshares, Inc. will receive 3.464 shares of IBERIABANK Corporation’s common stock per share of Cameron Bancshares common stock, subject to certain adjustments. The stock issuance is valued at approximately $142 million in the aggregate, based on the closing price of IBERIABANK Corporation common stock at April 27, 2011 and the issuance of approximately 2,384,631 shares of IBERIABANK Corporation common stock.

SELECTED FINANCIAL AND OTHER DATA FOR CAMERON BANCSHARES, INC.

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Selected Statement of Income Data:
Interest Income	$35,228	$37,059	$36,251	$35,519	$35,061
Interest Expense:
Deposit Accounts	3,253	4,141	6,048	8,889	7,874
Other Borrowed Money	2,014	1,640	1,033	754	919
Long Term Debt	—	—	—	—	—
Total Interest Expense	5,267	5,781	7,081	9,643	8,793
Net Interest Income	29,961	31,278	29,170	25,876	26,268
Provision for (Recapture of) loan losses	2,398	1,164	1,680	925	1,330
Net Interest Income After Provision	27,563	30,114	27,490	24,951	24,938
Non-interest Income	8,206	8,775	8,778	9,279	9,571
Non-interest Expense	23,776	23,607	22,452	21,956	22,465
Income (Loss) before income tax	11,993	15,282	13,816	12,274	12,044
Income tax expense (benefit)	2,730	4,066	4,525	4,020	4,020
Net Income (Loss)	$9,263	$11,216	$9,291	$8,254	$8,024

Per Share Data:
Earnings (loss) per common share	$13.67	$15.45	$14.18	$12.08	$12.28
Dividends per common share	$4.00	$5.50	$10.00	$7.50	$0.20
Book value per common share	$112	$103	$92	$85	$77

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Selected Financial Condition Data:
Cash and cash equivalents	$25,232	$98,966	$38,518	$39,402	$38,931
Securities available for sale	59,918	66,238	28,415	66,196	88,192
Net loans	401,656	410,969	381,167	322,929	306,734
Total assets	705,735	787,403	675,585	617,457	604,253
Total deposits	574,793	651,335	574,170	523,417	508,207
Long term debt
Advances from FHLB	48,089	58,740	31,592	26,362	32,213
Other borrowed funds
Total liabilities	628,399	716,254	611,822	557,973	549,935

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	4.52	3.84	4.73	4.49	4.26
Net interest spread	3.96	4.02	4.41	4.39	4.04
Non-interest income to average assets	1.14	1.29	1.44	1.64	1.60
Non-interest income to earning assets	1.27	2.97	1.48	1.72	1.76
Non-interest expense to average assets	3.31	3.44	3.68	3.89	3.76
Net overhead ratio	2.17	2.15	2.24	2.25	2.16
Efficiency ratio	59.11	56.22	57.27	60.69	61.53
Return on average assets	1.29	1.65	1.53	1.46	1.34
Return on average equity	12.24	16.20	14.64	14.28	15.04
Dividend payout ratio	3.95	5.96	9.14	6.44	6.66
Asset Quality Ratios:
Non-performing loans to total loans	2.24	0.29	0.36	0.31	0.37
Allowance for loan losses to:
Total loans	1.32	1.30	1.25	1.30	1.29
Non-performing loans	0.59	4.56	3.48	4.18	3.53
Net charge-offs to average total loans	0.65	0.20	0.40	0.27	0.60
Non-performing assets to total assets	1.34	0.19	0.21	0.20	0.19

Balance Sheet Ratios:
Loans to deposits	71.87	70.13	68.98	65.20	61.69

	At or For Year Ended December 31,
	2010	2009	2008	2007	2006
Average interest-bearing assets to average interest-bearing liabilities	1.10	1.04	1.04	1.04	1.02

Capital Ratios:
Total equity to total assets	10.96	9.03	9.44	9.63	8.95
Total risk-based capital ratio	17.53	15.68	15.32	16.20	15.84
Tier 1 risk-based capital ratio	16.35	14.54	14.20	15.05	14.70
Tier 1 leverage ratio	10.96	10.06	10.13	10.36	9.38

Asset Quality

The following table classifies non-performing loans :

Non-accrual loans
Loans past due 90 days or more	—	—	—	—	—
Total nonperforming loans	9,147	1,188	1,388	1,022	1,136
Other real estate owned	311	325	10	193	26
Total nonperforming assets	9,458	1,513	1,398	1,215	1,162

Troubled debt restructurings
Total nonperforming assets and troubled debt restructurings	N/A	N/A	N/A	N/A	N/A
Total nonperforming loans to total loans	2.24	0.29	0.36	0.31	0.37
Total nonperforming assets to total assets	1.34	0.19	0.21	0.20	0.19
Troubled debt restructurings to total assets	N/A	N/A	N/A	N/A	N/A

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Risks Associated with the Merger

Fluctuations in the trading price of IBERIABANK Corporation’s common stock will change the value of the shares of IBERIABANK Corporation’s common stock you receive in the merger, and may, under certain circumstances, change the number of shares of IBERIABANK Corporation common stock you receive in the merger.

The exchange ratio is set at 0.3313 share of IBERIABANK Corporation’s common stock for each share of OMNI BANCSHARES’ common stock, subject to adjustment if the average of the daily average weighted trading prices of IBERIABANK Corporation’s common stock on each of the 15 trading days ending one business day prior to the merger date is above or below $60.53 or $54.77, respectively. As a result, the number of shares and market value of the IBERIABANK Corporation’s common stock that you receive in the merger will depend on the average market price (as calculated by Bloomberg AQR) of IBERIABANK Corporation’s common stock on each of the 15 days ending one day before the effective date of the merger. After the merger, the market value of IBERIABANK Corporation common stock may decrease and be lower than the market value of IBERIABANK Corporation common stock that was used in calculating the exchange ratio in the merger.

As described in this proxy statement-prospectus, there may be an adjustment to the fixed number of shares of IBERIABANK Corporation’s common stock that will be issued to you based upon changes in the market price of IBERIABANK Corporation’s common stock prior to the closing. However, any changes to the fixed number of shares of IBERIABANK Corporation’s common stock will not increase the share value you will receive in the merger relative to the value calculated using the pre-announcement market price of IBERIABANK Corporation common stock.

The market price of IBERIABANK Corporation’s common stock at the time the merger is completed may vary from the price of IBERIABANK Corporation’s common stock on the date the merger agreement was executed, on the date of this proxy statement-prospectus and/or on the date of the OMNI BANCSHARES special meeting as a result of various factors that are beyond the control of IBERIABANK Corporation and OMNI BANCSHARES, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by OMNI BANCSHARES’ shareholders, completion of the merger is subject to receipt of required regulatory approvals and satisfaction of other conditions that may not occur until after the OMNI BANCSHARES special meeting. Therefore, at the time of the OMNI BANCSHARES special meeting, you will not know or be able to calculate the precise value of the consideration you will receive at the effective time of the merger. You should periodically obtain current market quotations for shares of IBERIABANK Corporation common stock before you vote.

After the merger, the market value of IBERIABANK Corporation’s common stock may decrease and be lower than the market value of IBERIABANK Corporation’s common stock that was used in calculating the exchange ratio in the merger.

The market price of IBERIABANK Corporation’s common stock after the merger may be affected by factors different from those affecting the shares of OMNI BANCSHARES or IBERIABANK Corporation currently.

Upon completion of the merger, holders of OMNI BANCSHARES’ common stock will become holders of IBERIABANK Corporation’s common stock. IBERIABANK Corporation’s business differs from that of OMNI BANCSHARES, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of IBERIABANK Corporation and OMNI BANCSHARES. For a discussion of the businesses of IBERIABANK Corporation and OMNI BANCSHARES and of certain factors to consider in connection with those businesses, see the documents incorporated by reference or described elsewhere in this proxy statement-prospectus.

The integration of the operations of IBERIABANK Corporation and OMNI BANCSHARES may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) IBERIABANK Corporation’s ability to:

•	timely and successfully integrate the operations of IBERIABANK Corporation and OMNI BANCSHARES;

•	retain key employees of IBERIABANK Corporation and OMNI BANCSHARES;

•	maintain existing relationships with depositors in OMNI BANCSHARES to minimize withdrawals of deposits prior to and subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from loans of OMNI BANCSHARES;

•	control the incremental non-interest expense from IBERIABANK Corporation to maintain overall operating efficiencies;

•	retain and attract qualified personnel at IBERIABANK Corporation; and

•	compete effectively in the communities served by IBERIABANK Corporation and OMNI BANCSHARES and in nearby communities.

IBERIABANK Corporation may not be able to manage effectively its growth resulting from the merger.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the merger may be completed, we must obtain various approvals or consents from the Federal Reserve and various bank regulatory and other authorities. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Although IBERIABANK Corporation and OMNI BANCSHARES do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of IBERIABANK Corporation following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “Approval of the Merger – Regulatory Approvals” on page 50.

IBERIABANK Corporation’s involvement in another merger transaction simultaneously with this merger transaction may make consummation of this transaction and successful integration of OMNI BANCSHARES and IBERIABANK Corporation more difficult.

IBERIABANK Corporation’s proposed acquisition of Cameron Bancshares, Inc. was announced shortly after this transaction and is running on a similar time frame. IBERIABANK Corporation’s focus on that other transaction may limit its ability to effectuate this transaction and the integration that will be required if the merger agreement is approved and the merger takes place. See “Pending Acquisition of Cameron Bancshares, Inc.” on page 10.

Acquisitions or mergers entail risks which could negatively affect the operations of IBERIABANK Corporation.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	IBERIABANK Corporation’s ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, IBERIABANK Corporation may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to the current shareholders of IBERIABANK Corporation (or to the shareholders of IBERIABANK Corporation at that time). Prior to the completion of the pending acquisitions, IBERIABANK Corporation, OMNI BANCSHARES and Cameron Bancshares, Inc. operated as separate entities. IBERIABANK Corporation’s failure to successfully integrate these and future acquisitions and manage its growth could adversely affect IBERIABANK Corporation’s business, results of operations, financial condition and future prospects.

The merger with OMNI BANCSHARES, Inc. may distract management of IBERIABANK Corporation from its other responsibilities.

The acquisition of OMNI BANCSHARES, Inc. could cause the management of IBERIABANK Corporation to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of IBERIABANK Corporation. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of IBERIABANK Corporation.

OMNI BANCSHARES’ shareholders will have less influence as shareholders of IBERIABANK Corporation than as shareholders of OMNI BANCSHARES.

OMNI BANCSHARES’ shareholders currently have the right to vote in the election of the board of directors of OMNI BANCSHARES and on other matters affecting OMNI BANCSHARES. Following the merger, the shareholders of OMNI BANCSHARES as a group will own approximately 7.6% of the combined organization. When the merger occurs, each shareholder that receives shares of IBERIABANK Corporation common stock will become a shareholder of IBERIABANK Corporation with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of OMNI BANCSHARES. Because of this, OMNI BANCSHARES’ shareholders will have less influence on the management and policies of IBERIABANK Corporation than they now have on the management and policies of OMNI BANCSHARES.

Directors and officers of OMNI BANCSHARES have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the directors and officers of OMNI BANCSHARES have interests in the merger that are in addition to their interests as shareholders of OMNI BANCSHARES generally. These interests exist because of, among other things, employment or severance agreements that the officers entered into with OMNI BANCSHARES, rights that OMNI BANCSHARES’ officers and directors have under OMNI BANCSHARES’

benefit plans (including the treatment of their stock options in connection with the merger) and rights to indemnification and directors and officers insurance following the merger. In addition, all of the members of the OMNI BANCSHARES’ board of directors are expected to join IBERIABANK’s New Orleans and Baton Rouge advisory boards. Although the members of each of the IBERIABANK Corporation and OMNI BANCSHARES’ board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger, you should understand that some of the directors and officers of OMNI BANCSHARES will receive benefits or other payments in connection with the merger that you will not receive. See “Approval of the Merger – Interests of OMNI BANCSHARES’ Directors and Officers in the Merger” on page 45.

The fairness opinion obtained by OMNI BANCSHARES from its financial advisor will not reflect changes in circumstances between signing the merger agreement and completion of the merger.

OMNI BANCSHARES has not obtained an updated fairness opinion as of the date of the mailing of this proxy statement-prospectus from Howe Barnes Hoefer & Arnett, Inc., OMNI BANCSHARES’ financial advisor. Changes in the operations and prospects of OMNI BANCSHARES or IBERIABANK Corporation, general market and economic conditions and other factors that may be beyond the control of OMNI BANCSHARES and IBERIABANK Corporation, and on which the fairness opinion was based, may alter the value of OMNI BANCSHARES or IBERIABANK Corporation or the prices of shares of OMNI BANCSHARES common stock or IBERIABANK Corporation common stock by the time the special meeting takes place or the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. The opinion attached as Appendix B to this proxy statement-prospectus does not address the fairness of the merger consideration, from a financial point of view, as of the date of the special meeting of the shareholders or as of the date the merger is expected to be completed.

For a description of the opinion that OMNI BANCSHARES received from its financial advisor, please refer to “Approval of the Merger – Opinion of OMNI BANCSHARES’ Financial Advisor” on page 38. For a description of the other factors considered by OMNI BANCSHARES’ board of directors in determining to approve the merger, please refer to “Approval of the Merger; Recommendation of the OMNI BANCSHARES’ Board of Directors” on page 43.

If the merger does not constitute a reorganization under Section 368(a) of the Code, then OMNI BANCSHARES’ shareholders may be responsible for payment of U.S. federal income taxes.

The U.S. Internal Revenue Service, or IRS, may determine that the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code. In that case, each OMNI BANCSHARES’ shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the IBERIABANK Corporation common stock and cash received by the shareholder in the merger and (ii) the shareholder’s adjusted tax basis in the shares of OMNI BANCSHARES’ common stock exchanged therefore.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of IBERIABANK Corporation and OMNI BANCSHARES may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before IBERIABANK Corporation and OMNI BANCSHARES are obligated to complete the merger:

•	the merger agreement and merger must be duly approved by the requisite vote of the shareholders of OMNI BANCSHARES;

•	all material regulatory approvals required for consummation of the merger must be obtained;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•	the registration statement shall become effective under the Securities Act and no stop order shall have been issued or threatened by the SEC; and

•	the shares of IBERIABANK Corporation common stock to be issued in the merger must be approved for listing on the NASDAQ Global Select Market.

Termination of the merger agreement could negatively impact OMNI BANCSHARES.

If the merger agreement is terminated, there may be various consequences. For example, OMNI BANCSHARES’ businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, OMNI BANCSHARES will have incurred substantial expenses in connection with this contemplated transaction without realizing the benefits of the merger. If the merger agreement is terminated and OMNI BANCSHARES’ board of directors seeks another merger or business combination, OMNI BANCSHARES’ shareholders cannot be certain that OMNI BANCSHARES will be able to find a party willing to pay the equivalent or greater consideration than that which IBERIABANK Corporation has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by OMNI BANCSHARES board of directors, OMNI BANCSHARES may be required to pay IBERIABANK Corporation a termination fee of $5,000,000. On the other hand, if the merger agreement is terminated by OMNI BANCSHARES because of a willful breach of a representation, warranty, covenant or other agreement by IBERIABANK Corporation or certain other limited reasons, then IBERIABANK Corporation may be required to pay OMNI BANCSHARES a termination fee of $5,000,000.

OMNI BANCSHARES will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on OMNI BANCSHARES. These uncertainties may impair OMNI BANCSHARES ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with OMNI BANCSHARES to seek to change existing business relationships with OMNI BANCSHARES. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of OMNI BANCSHARES may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic OMNI BANCSHARES’ employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, OMNI BANCSHARES’ business following the merger could be harmed. In addition, the merger agreement restricts OMNI BANCSHARES from making certain acquisitions and taking other specified actions until the merger occurs without the consent of IBERIABANK Corporation. These restrictions may prevent OMNI BANCSHARES from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Approval of the Merger – Conduct of Business Pending the Merger” on page 48.

Risks Associated with IBERIABANK Corporation

The current economic environment poses significant challenges for IBERIABANK Corporation and could adversely affect IBERIABANK Corporation’s financial condition and results of operations.

Although IBERIABANK Corporation remains well capitalized and has not suffered from liquidity issues, it is operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. IBERIABANK Corporation retains direct exposure to the residential and commercial real estate markets, and it could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on IBERIABANK Corporation’s borrowers or their customers, which could adversely affect IBERIABANK Corporation’s financial condition and results of operations. In addition, a continued deterioration in local economic conditions in IBERIABANK Corporation’s markets could drive losses beyond those which are provided for in IBERIABANK Corporation’s allowance for loan losses and result in a variety of consequences including the following:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for IBERIABANK Corporation’s products and services, which could adversely affect its liquidity position; and

•	decreases in the value of the collateral securing IBERIABANK Corporation’s loans, especially real estate, which could reduce customers’ borrowing power.

Although the general economic environment has shown some improvement, there can be no assurance that it will continue to improve. If economic conditions worsen or remain volatile, IBERIABANK Corporation’s business, financial condition, and results of operations could be adversely affected.

Disruptions in the global financial markets could adversely affect IBERIABANK Corporation’s results of operations and financial condition.

Since mid-2007, global financial markets have suffered substantial disruption, illiquidity and volatility. These circumstances resulted in significant government assistance to a number of major financial institutions. These events have significantly diminished overall confidence in the financial markets and in financial institutions and have increased the uncertainty IBERIABANK Corporation faces in managing its business. If these disruptions continue or other disruptions in the financial markets or the global or IBERIABANK Corporation’s regional economic environment arise, they could have an adverse effect on IBERIABANK Corporation’s future results of operations and financial condition, including IBERIABANK Corporation’s liquidity position, and may affect IBERIABANK Corporation’s ability to access capital.

The U.S. government’s plans to stabilize the financial markets may not be effective.

In response to the recent volatility in the financial markets, the U.S. government has enacted certain legislation and regulatory programs to foster stability. There can be no assurance that the impact of such legislation and the various programs created thereunder on the financial markets will be sufficient to produce the desired results. The failure of the U.S. government to fully execute the programs it has already developed, or to implement expeditiously other remedial economic and financial legislation that may be needed, could have a material adverse effect on the financial markets, which in turn could materially and adversely affect IBERIABANK Corporation’s business, financial condition and results of operations.

Recent legislative and regulatory proposals and changes in response to recent turmoil in the financial markets, including the Dodd-Frank Act, may adversely affect IBERIABANK Corporation’s business and results of operations.

The banking industry is heavily regulated. IBERIABANK Corporation is subject to examinations, supervision and comprehensive regulation by various federal and state agencies. IBERIABANK Corporation’s compliance with these regulations is costly and restricts certain of IBERIABANK Corporation’s activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase IBERIABANK Corporation’s costs of doing business or otherwise adversely affect IBERIABANK Corporation and create competitive advantages for others. Federal economic and monetary policies may also affect IBERIABANK Corporation’s ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads. Legislation establishing significant structural reforms to the financial services industry has been enacted by the U.S. Congress, including, among other things, the creation of a Consumer Financial Protection Bureau or the “CFPB”, which will have broad authority to regulate financial service providers and financial products. In addition, the Board of Governors of the Federal Reserve System has proposed guidance on incentive compensation at the banking organizations it regulates, and the Treasury Department and the federal banking regulators have issued statements calling for higher capital and liquidity requirements for banking organizations. Complying with any new legislative or regulatory requirements, and any programs established thereunder, by federal and state governments to address the current economic crisis could have an adverse impact on IBERIABANK Corporation’s results of operations, financial condition, IBERIABANK Corporation’s ability to fill positions with the most qualified candidates available and its ability to maintain its dividend.

The Dodd-Frank Act, which was signed into law on July 21, 2010, implements a variety of far-reaching changes. Many of the provisions of the Dodd-Frank Act will directly affect IBERIABANK Corporation’s ability to conduct its business, including:

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Requiring the Federal Reserve Board, or FRB, to establish standards for determining whether interchange fees charged by certain financial institutions are reasonable and proportional to the costs incurred by such institutions;

•	Imposition of additional costs and fees;

•	Establishment of the CFPB with broad authority to implement new consumer protection regulations and to examine and enforce compliance with federal consumer laws;

•	Application to bank holding companies of regulatory capital requirements similar to those applied to banks; and

•	Establishment of new rules and restrictions regarding the origination of mortgages.

Many provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. As a result, it is difficult to gauge the ultimate impact of certain provisions of the Dodd-Frank Act because the implementation of many concepts is left to regulatory agencies. For example, the CFPB is given control over existing consumer protection regulations adopted by federal banking regulators.

The provisions of the Dodd-Frank Act and any rules adopted to implement those provisions, as well as any additional legislative or regulatory changes, may impact the profitability of IBERIABANK Corporation’s business activities and costs of operations (including compliance costs), require that IBERIABANK Corporation change certain of its business practices, materially affect IBERIABANK Corporation’s business model or affect retention of key personnel, and/or require IBERIABANK Corporation to raise additional regulatory capital. These and other changes may also require IBERIABANK Corporation to invest significant management attention and resources to make any necessary changes, and may adversely affect IBERIABANK Corporation’s ability to conduct IBERIABANK Corporation’s business as previously conducted or IBERIABANK Corporation’s results of operations or financial condition.

IBERIABANK Corporation may be required to pay significantly higher Federal Deposit Insurance Corporation or “FDIC”, premiums or special assessments that could adversely affect IBERIABANK Corporation’s earnings.

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, IBERIABANK Corporation may be required to pay significantly higher premiums or additional special assessments that could adversely affect IBERIABANK Corporation’s earnings. IBERIABANK Corporation is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. If there are additional bank or financial institution failures, IBERIABANK Corporation may be required to pay even higher FDIC premiums than the recently increased levels. These announced increases and any future increases or required prepayments in FDIC insurance premiums may materially adversely affect IBERIABANK Corporation’s results of operations.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase IBERIABANK Corporation’s interest expense.

All current prohibitions on the payment of interest on demand deposits were repealed as part of the Dodd-Frank Act, effective one year after the date of enactment. As a result, beginning on July 21, 2011, financial institutions may commence offering interest on demand deposits to compete for clients. IBERIABANK Corporation does not yet know what interest rates or products other institutions may offer. IBERIABANK Corporation’s interest expense will increase and IBERIABANK Corporation’s net interest margin will decrease if it begins offering interest on demand deposits to attract additional customers or maintain current customers. Consequently, its business, financial condition or results of operations may be adversely affected.

IBERIABANK Corporation may be subject to more stringent capital requirements.

IBERIABANK Corporation and IBERIABANK are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If IBERIABANK Corporation fails to meet these minimum capital guidelines and other regulatory requirements, IBERIABANK Corporation’s financial condition would be materially and adversely affected. In light of proposed changes to regulatory capital requirements contained in the Dodd-Frank Act and the regulatory accords on international banking institutions formulated by the Basel Committee and implemented by the Federal Reserve Board, IBERIABANK Corporation likely will be required to satisfy additional, more stringent, capital adequacy standards. The ultimate impact of the new capital and liquidity standards on IBERIABANK Corporation cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by the U.S. banking regulators. These requirements, however, and any other new regulations, could adversely affect IBERIABANK Corporation’s ability to pay dividends, or could require IBERIABANK Corporation to reduce business levels or to raise capital, including in ways that may adversely affect IBERIABANK Corporation’s financial condition or results of operations.

Proposed rules regulating the imposition of debit card income may adversely affect IBERIABANK Corporation’s operations.

The Dodd-Frank Act gives the Federal Reserve Board the authority to establish rules regarding interchange fees charged by payment card issuers for transactions in which a person uses certain types of debit cards, requiring that such fees be reasonable and proportional to the cost incurred by the issuer with respect to such transaction, subject to a possible adjustment to account for costs incurred in connection with the issuer’s fraud prevention policies. The Federal Reserve Board has requested comment on a proposed rule which would take effect on July 21, 2011 and which, if enacted, would significantly impact the amount of interchange fees collected. The proposed rule contains two alternative restrictions on the permissible level of interchange fees: a uniform restriction of 12 cents per transaction and an issuer-specific restriction containing a safe harbor of 7 cents per transaction and a cap of 12 cents per transaction. Neither alternative makes a distinction between PIN or signature transactions, and under both alternatives, the interchange fee will be much lower than the 44 cents per transaction which is the average amount charged for all debit transactions according to the Federal Reserve Board’s study on interchange transactions. The restrictions on interchange fees contained in the proposed rule would be applicable to all debit card issuers who, together with their affiliates, possess more than $10 billion in assets, and do not include adjustments associated with costs resulting from compliance with the issuer’s fraud prevention policies, which are expected to be included at a later date.

The proposed rule would also prohibit issuers and payment card networks from restricting the number of payment card networks on which an electronic debit transaction may be processed to: (1) one network; or (2) two or more networks that are owned, controlled or operated by affiliates or networks affiliated with the issuer. To implement the network exclusivity restrictions of the proposed rule, the Federal Reserve Board has offered two alternative methods for comment. One alternative prohibits networks and issuers from limiting the number of payment card networks available for processing an electronic debit transaction to fewer than two unaffiliated networks, regardless of the means by which a transaction may be authorized. The other alternative prohibits networks and issuers from limiting the number of networks available for processing an electronic debit transaction to fewer than two unaffiliated networks for each method by which a transaction may be authorized.

In 2010, IBERIABANK collected $1.9 million in interchange fee income, and without mitigating actions this amount could potentially be negatively impacted going forward.

IBERIABANK Corporation’s recent growth and financial performance will be negatively impacted if it is unable to execute its growth strategy.

IBERIABANK Corporation’s stated growth strategy is to grow organically and supplement that growth with select acquisitions. IBERIABANK Corporation’s success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that IBERIABANK Corporation will be successful in continuing its organic, or internal, growth strategy. IBERIABANK Corporation’s ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.

Supplementing IBERIABANK Corporation’s internal growth through acquisitions is an important part of IBERIABANK Corporation’s strategic focus. Since 1995, approximately 66% of IBERIABANK Corporation’s asset growth has been through acquisitions, or external growth. IBERIABANK Corporation’s acquisition efforts focus on select markets and targeted entities in Louisiana and most recently in selected markets it considers to be contiguous, or natural extensions, to IBERIABANK Corporation’s current markets. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. IBERIABANK Corporation competes with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources than IBERIABANK Corporation does and may be able to pay more for an acquisition than IBERIABANK Corporation is able or willing to pay. IBERIABANK Corporation also may need additional debt or equity financing in the future to fund acquisitions. IBERIABANK Corporation may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to IBERIABANK Corporation. IBERIABANK Corporation’s issuance of additional securities will dilute existing shareholders’ equity interest in it and may have a dilutive effect on IBERIABANK Corporation’s earnings per share. If IBERIABANK Corporation is unable to locate suitable acquisition candidates willing to sell on terms acceptable to it, or IBERIABANK Corporation is otherwise unable to obtain additional debt or equity financing necessary for it to continue making acquisitions, IBERIABANK Corporation would be required to find other methods to grow its business and IBERIABANK Corporation may not grow at the same rate it has in the past, or at all.

IBERIABANK Corporation cannot be certain as to its ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. IBERIABANK Corporation may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and IBERIABANK Corporation efficiency ratio. Increases in operating expenses or nonperforming assets may decrease IBERIABANK Corporation’s earnings and the value of its common stock.

In addition to the normal operating challenges inherent in managing a larger financial institution, each of IBERIABANK Corporation’s acquisitions and potential future acquisitions is subject to appropriate regulatory approval. IBERIABANK Corporation’s regulators may require that IBERIABANK Corporation demonstrate that IBERIABANK Corporation has appropriately integrated IBERIABANK Corporation’s prior acquisitions, or any future acquisitions IBERIABANK Corporation may do, before permitting it to engage in any future material acquisitions.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for IBERIABANK Corporation to bid on failed bank transactions on terms IBERIABANK Corporation considers to be acceptable.

A part of IBERIABANK Corporation’s near-term business strategy is to pursue failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet IBERIABANK Corporation’s strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from IBERIABANK Corporation’s assumption of deposit liabilities, IBERIABANK Corporation has significant discretion as to the non-deposit liabilities that it assumes. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive and the increased competition may make it more difficult for IBERIABANK Corporation to bid on terms it considers to be acceptable.

Like most banking organizations, IBERIABANK Corporation’s business is highly susceptible to credit risk.

As a lender, IBERIABANK Corporation is exposed to the risk that IBERIABANK Corporation’s customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on IBERIABANK Corporation’s operating results.

As of December 31, 2010, IBERIABANK Corporation’s total loan portfolio was approximately $6.0 billion, or 60% of total assets. The major components of IBERIABANK Corporation’s loan portfolio include 69% of commercial loans, both real estate and business, 10% of mortgage loans comprised primarily of residential 1-4 family mortgage loans, and 21% consumer loans. IBERIABANK Corporation’s credit risk with respect to IBERIABANK Corporation’s consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within IBERIABANK Corporation’s local market areas. IBERIABANK Corporation’s credit risk with respect to IBERIABANK Corporation’s residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security, or could expose IBERIABANK Corporation to remediation liabilities as the lender.

IBERIABANK Corporation’s loan portfolio has and will continue to be affected by the on-going correction in residential real estate prices and reduced levels of home sales.

There has been a general slowdown in housing in some of IBERIABANK Corporation’s market areas, reflecting declining prices and excess inventories of houses to be sold. As a result, home builders have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry. IBERIABANK Corporation expects the home builder market to continue to be volatile and anticipates continuing pressure on the home builder segment in the coming months. IBERIABANK Corporation makes credit and reserve decisions based on the current conditions of borrowers or projects combined with IBERIABANK Corporation’s expectations for the future. If the slowdown in the housing market continues, IBERIABANK Corporation could experience higher charge-offs and delinquencies beyond that which is provided in the allowance for loan losses. As such, IBERIABANK Corporation’s earnings could be adversely affected through a higher than anticipated provision for loan losses.

At December 31, 2010, IBERIABANK Corporation had:

•	$834.8 million of home equity loans and lines, representing 13.8% of total loans and leases.

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$631.4 million in residential real estate loans, representing 10.5% of total loans and leases. Adjustable-rate mortgages, primarily mortgages that have a fixed rate for the first 3 to 5 years and then adjust annually, comprised 47.8% of this portfolio.

•	$51.3 million of loans to single family home builders, including loans made to both middle market and small business home builders. These loans represented less than 1% of total loans and leases.

IBERIABANK Corporation’s allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

IBERIABANK Corporation maintains an allowance for loan losses in an attempt to cover loan losses inherent in IBERIABANK Corporation’s loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than IBERIABANK Corporation has experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in IBERIABANK Corporation’s credit portfolio, involves a high degree of judgment and complexity. IBERIABANK Corporation’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by IBERIABANK Corporation, composition of the portfolio, the amount of IBERIABANK Corporation’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on IBERIABANK Corporation’s financial statements. If IBERIABANK Corporation’s assumptions and judgments prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in IBERIABANK Corporation’s loan portfolio. Federal and state regulators also periodically review IBERIABANK Corporation’s allowance for loan losses and may require IBERIABANK Corporation to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of IBERIABANK Corporation’s management. Any increase in IBERIABANK Corporation’s allowance for loan losses would have an adverse effect on IBERIABANK Corporation’s operating results and financial condition.

Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses or an increase in loan charge-offs, which would have an adverse impact on IBERIABANK Corporation’s results of operations and financial condition.

Changes in interest rates and other factors beyond IBERIABANK Corporation’s control may adversely affect its earnings and financial condition.

IBERIABANK Corporation’s net income depends to a great extent upon the level of IBERIABANK Corporation’s net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income IBERIABANK Corporation earns on loans, investments and other interest-earning assets, and the interest IBERIABANK Corporation pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. As of December 31, 2010, IBERIABANK Corporation’s interest rate risk model indicated IBERIABANK Corporation is asset sensitive, meaning interest rate changes would be expected to impact IBERIABANK Corporation’s asset yields more than IBERIABANK Corporation’s liability costs.

Changes in market interest rates are affected by many factors beyond IBERIABANK Corporation’s control, including inflation, unemployment, the money supply, international events, and events in world financial markets. IBERIABANK Corporation attempts to manage IBERIABANK Corporation’s risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on IBERIABANK Corporation’s net interest margin and results of operations. Changes in the market interest rates for types of products and services in IBERIABANK Corporation’s markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

If IBERIABANK Corporation or IBERIABANK were unable to borrow funds through access to capital markets, IBERIABANK Corporation may not be able to meet the cash flow requirements of IBERIABANK Corporation’s depositors and borrowers, or the operating cash needs to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of IBERIABANK is used to make loans and leases to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits are established by the board of directors. Management and the Investment Committee regularly monitor the overall liquidity position of IBERIABANK and the holding company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management and the Investment Committee also establish policies and monitor guidelines to diversify IBERIABANK’s funding sources to avoid concentrations in any one market source. Funding sources include Federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. IBERIABANK is also a member of the Federal Home Loan Bank or “FHLB”, System, which provides funding through advances to members that are collateralized with mortgage-related assets.

IBERIABANK Corporation maintains a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to IBERIABANK Corporation should they be needed. These sources include sales or securitizations of loans, IBERIABANK Corporation’s ability to acquire additional national market, non-core deposits, additional collateralized borrowings such as FHLB advances, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. IBERIABANK also can borrow from the Federal Reserve’s discount window.

Amounts available under IBERIABANK Corporation’s existing credit facilities as of December 31, 2010, consist of $1.5 billion in Federal Home Loan Bank notes and $115.0 million in the form of federal funds and other lines of credit.

If IBERIABANK Corporation was unable to access any of these funding sources when needed, IBERIABANK Corporation might be unable to meet customers’ needs, which could adversely impact IBERIABANK Corporation’s financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. For further discussion, see Note 16 to the Consolidated Financial Statements in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010.

IBERIABANK Corporation faces risks related to its operational, technological and organizational infrastructure.

IBERIABANK Corporation’s ability to grow and compete is dependent on its ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while IBERIABANK Corporation expands. Similar to other large corporations, in IBERIABANK Corporation’s case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of IBERIABANK Corporation and exposure to external events. IBERIABANK Corporation is dependent on its operational infrastructure to help manage these risks. In addition, IBERIABANK Corporation is heavily dependent on the strength and capability of IBERIABANK Corporation’s technology systems which IBERIABANK Corporation uses both to interface with IBERIABANK Corporation’s customers and to manage IBERIABANK Corporation’s internal financial and other systems. IBERIABANK Corporation’s ability to develop and deliver new products that meet the needs of its existing customers and attract new ones depends on the functionality of IBERIABANK Corporation’s technology systems. Additionally, IBERIABANK Corporation’s ability to run its business in compliance with applicable laws and regulations is dependent on these infrastructures.

IBERIABANK Corporation continuously monitors its operational and technological capabilities and makes modifications and improvements when IBERIABANK Corporation believes it will be cost effective to do so. In some instances, IBERIABANK Corporation may build and maintain these capabilities itself. IBERIABANK Corporation also outsources some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact IBERIABANK Corporation and over which IBERIABANK Corporation may have limited control. IBERIABANK Corporation also faces risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

The loss of certain key personnel could negatively affect IBERIABANK Corporation’s operations.

Although IBERIABANK Corporation has employed a significant number of additional executive officers and other key personnel in recent months, IBERIABANK Corporation’s success continues to depend in large part on the retention of a limited number of key management, lending and other banking personnel. IBERIABANK Corporation could undergo a difficult transition period if it were to lose the services of any of these individuals. IBERIABANK Corporation’s success also depends on the experience of its banking facilities’ managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key persons could negatively impact the affected banking operations. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on IBERIABANK Corporation’s business, financial condition, or operating results.

Competition may decrease IBERIABANK Corporation’s growth or profits.

IBERIABANK Corporation competes for loans, deposits, title business and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and title companies, many of which have substantially greater resources than IBERIABANK Corporation’s. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease IBERIABANK Corporation’s net interest margin, may increase IBERIABANK Corporation’s operating costs, and may make it harder for it to compete profitably.

Reputational risk and social factors may impact IBERIABANK Corporation’s results.

IBERIABANK Corporation’s ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of its business practices and/or its financial health. Adverse perceptions regarding IBERIABANK Corporation’s business practices and/or IBERIABANK Corporation’s financial health could damage IBERIABANK Corporation’s reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of its competitors, or its industry as a whole, may also adversely impact IBERIABANK Corporation’s reputation. In addition, adverse reputational impacts on third parties with whom IBERIABANK Corporation has important relationships may also adversely impact its reputation. Adverse impacts on its reputation, or the reputation of IBERIABANK Corporation’s industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which IBERIABANK Corporation engages with IBERIABANK Corporation’s customers and the products IBERIABANK Corporation offers. Adverse reputational impacts or events may also increase IBERIABANK Corporation’s litigation risk. IBERIABANK Corporation carefully monitors internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in IBERIABANK Corporation’s business practices and decisions.

IBERIABANK Corporation may be subject to increased litigation which could result in legal liability and damage to IBERIABANK Corporation’s reputation.

IBERIABANK Corporation and IBERIABANK have been named from time to time as defendants in class actions and other litigation relating to IBERIABANK Corporation’s business and activities. Litigation may include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. IBERIABANK Corporation and its subsidiaries are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding their business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders.

Substantial legal liability or significant regulatory action against IBERIABANK Corporation or its subsidiaries could materially adversely affect its business, financial condition or results of operations or cause significant harm to IBERIABANK Corporation’s reputation. Additional information relating to litigation is discussed in Note 20 (“Commitments and Contingencies”) to the consolidated financial statements, and in Part I, Item 3 (“Legal Proceedings”) of IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010.

Changes in government regulations and legislation could limit IBERIABANK Corporation’s future performance and growth.

The banking industry is heavily regulated. IBERIABANK Corporation is subject to examinations, supervision and comprehensive regulation by various federal and state agencies. IBERIABANK Corporation’s compliance with these regulations is costly and restricts certain of IBERIABANK Corporation’s activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase IBERIABANK Corporation’s costs of doing business or otherwise adversely affect IBERIABANK Corporation and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and IBERIABANK Corporation cannot predict the ultimate effect of these changes, which could have a material adverse effect on its profitability or financial condition. Federal economic and monetary policies may also affect IBERIABANK Corporation’s ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

The geographic concentration of IBERIABANK Corporation’s markets makes its business highly susceptible to local economic conditions.

Unlike larger organizations that are more geographically diversified, IBERIABANK Corporation’s offices are primarily concentrated in selected markets in Louisiana, Alabama, Arkansas, Florida, Tennessee and Texas. As a result of this geographic concentration, its financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets IBERIABANK Corporation serves could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for IBERIABANK Corporation’s products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If IBERIABANK Corporation does not adjust to rapid changes in the financial services industry, its financial performance may suffer.

IBERIABANK Corporation faces substantial competition for deposit, credit, title and trust relationships, as well as other sources of funding in the communities it serves. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by IBERIABANK Corporation. Competing providers may have greater financial resources than IBERIABANK Corporation does and offer services within and outside the market areas IBERIABANK Corporation serves. In addition to this challenge of attracting and retaining customers for traditional banking services, IBERIABANK Corporation’s competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If IBERIABANK Corporation is unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, IBERIABANK Corporation’s financial performance and your investment in its common stock could be adversely affected.

Hurricanes or other adverse weather events could negatively affect IBERIABANK Corporation’s local economies or disrupt its operations, which would have an adverse effect on its business or results of operations.

Like other coastal areas, some of IBERIABANK Corporation’s markets are susceptible to hurricanes and tropical storms. Such weather events can disrupt its operations, result in damage to its properties and negatively affect the local economies in which IBERIABANK Corporation operates. IBERIABANK Corporation cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect IBERIABANK Corporation’s operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing IBERIABANK Corporation’s loans and an increase in the delinquencies, foreclosures and loan losses. IBERIABANK Corporation’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

The oil leak in the Gulf of Mexico and legislative and regulatory responses thereto could have a negative impact on IBERIABANK Corporation’s customers and, indirectly, result in a negative impact on its earnings.

In late April 2010, the explosion and collapse of a drilling rig in the Gulf of Mexico off the Louisiana coast caused a major oil spill that has now been contained. In response to the oil spill, the U.S. Government imposed a moratorium on deepwater drilling operations and issued new regulations intended to improve the safety of these operations. A moratorium on new wells was ultimately rescinded in October 2010, and the industry is in the process of working to comply with these new requirements. The U.S. Congress currently is considering legislation that could impact offshore drillers’ operations.

IBERIABANK Corporation has identified and communicated with customers that may be affected by the oil spill and its effects. IBERIABANK Corporation currently believes that its exposure to this event remains extremely limited. As of December 31, 2010, no credit relationship had been adversely classified as a result of the oil spill. However, new legislation or regulations that affect offshore exploration and production activities or substantially increase the cost of these activities could negatively impact customers in this industry and the general economy in IBERIABANK Corporation’s market area.

IBERIABANK Corporation is exposed to intangible asset risk which could impact IBERIABANK Corporation’s financial results.

In accordance with GAAP, IBERIABANK Corporation records assets acquired and liabilities assumed at their fair value, and, as such, acquisitions typically result in recording goodwill. IBERIABANK Corporation performs a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in IBERIABANK Corporation’s business climate, including a significant decline in future operating cash flows, a significant change in IBERIABANK Corporation’s stock price or market capitalization, or a deviation from IBERIABANK Corporation’s expected growth rate and performance may significantly affect the fair value of IBERIABANK Corporation’s goodwill and may trigger additional impairment losses, which could be materially adverse to its operating results and financial position.

IBERIABANK Corporation’s reported financial results depend on its management selection of accounting methods and certain assumptions and estimates.

IBERIABANK Corporation’s accounting policies and assumptions are fundamental to its reported financial condition and results of operations. IBERIABANK Corporation’s management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report IBERIABANK Corporation’s financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in IBERIABANK Corporation’s reporting materially different results than would have been reported under a different alternative.

Risks Related to the FDIC-assisted Transactions

The success of the FDIC-assisted transactions will depend on a number of uncertain factors.

The success of IBERIABANK Corporation’s FDIC-assisted transactions depends on a number of factors, including, without limitation:

•	its ability to integrate the branches acquired in FDIC-assisted transactions into IBERIABANK’s current operations;

•

its ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the FDIC-assisted transactions;

•	its ability to attract new deposits and to generate new interest-earning assets in the geographic areas previously served the acquired branches;

•	its ability to effectively compete in new markets in which IBERIABANK Corporation did not previously have a presence;

•	its success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	its ability to control the incremental non-interest expense from the acquired branches in a manner that enables IBERIABANK Corporation to maintain a favorable overall efficiency ratio;

•	its ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	its ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches such as the FDIC-assisted transactions, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert IBERIABANK Corporation’s management’s attention and resources. No assurance can be given that IBERIABANK Corporation will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect IBERIABANK Corporation’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. IBERIABANK Corporation may also encounter unexpected difficulties or costs during the integration that could adversely affect IBERIABANK Corporation’s earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect IBERIABANK Corporation’s existing profitability, that IBERIABANK Corporation will be able to achieve results in the future similar to those achieved by IBERIABANK Corporation’s existing banking business, that IBERIABANK Corporation will be able to compete effectively in the market areas currently served by the acquired branches, or that IBERIABANK Corporation will be able to mange any growth resulting from the FDIC-assisted transactions effectively.

IBERIABANK Corporation’s ability to grow the acquired branches following the FDIC-assisted transactions depends in part on IBERIABANK Corporation’s ability to retain certain key branch personnel IBERIABANK Corporation expects to hire in connection with the FDIC-assisted transactions. IBERIABANK Corporation believes that the ties these employees have in the local banking markets previously served by the acquired branches are vital to IBERIABANK Corporation’s ability to maintain IBERIABANK Corporation’s relationships with existing customers and to generate new business in these markets. IBERIABANK Corporation’s failure to hire or retain these employees could adversely affect the success of the FDIC-assisted transactions and IBERIABANK Corporation’s future growth.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with the FDIC-assisted transactions all of which may not be supported by the loss sharing agreement with the FDIC.

IBERIABANK Corporation acquired significant portfolios of loans in the FDIC-assisted transactions. Although these loan portfolios will be initially accounted for at fair value, there is no assurance that the loans IBERIABANK Corporation acquired will not become impaired, which may result in additional charge-offs to this portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that IBERIABANK Corporation makes to its loan portfolio, and consequently, reduce its net income, and may also increase the level of charge-offs on the loan portfolio that IBERIABANK Corporation has acquired in its acquisitions and correspondingly reduce its net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on its operations and financial condition even if other favorable events occur.

Although IBERIABANK Corporation has entered into loss sharing agreements with the FDIC which provide that a significant portion of losses related to specified loan portfolios that IBERIABANK Corporation has acquired in connection with the FDIC-assisted transactions will be borne by the FDIC, IBERIABANK Corporation is not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that IBERIABANK Corporation experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact its net income. The loss sharing agreements also impose standard requirements on IBERIABANK Corporation which must be satisfied in order to retain loss share protections.

Deposit and loan run-off rates could exceed the rates IBERIABANK Corporation has projected in connection with its planning for the FDIC-assisted transactions and the integration of the acquired branches.

Deposit run-off could be higher than IBERIABANK Corporation’s assumptions. As part of the FDIC-assisted transactions, it is necessary to convert customer loan and deposit data from the failed banks’ data processing systems to IBERIABANK Corporation’s data processing system. Delays or errors in the conversion process could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if IBERIABANK Corporation is not able to service in a cost-effective manner particular loan or deposit products with special features previously offered by the failed banks. Any increase in run-off rates could adversely affect its ability to stimulate growth in the acquired branches, its liquidity, and its results of operations.

Risks About IBERIABANK Corporation’s Common Stock

IBERIABANK Corporation cannot guarantee that it will pay dividends to shareholders in the future.

Cash available to pay dividends to IBERIABANK Corporation’s shareholders is derived primarily, if not entirely, from dividends paid to it from IBERIABANK. The ability of IBERIABANK to pay dividends to IBERIABANK Corporation as well as IBERIABANK Corporation’s ability to pay dividends to its shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. IBERIABANK Corporation may also decide to limit the payment of dividends even when it has the legal ability to pay them in order to retain earnings for use in its business. Further, any lenders making loans to IBERIABANK Corporation may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. For instance, IBERIABANK Corporation is prohibited from paying dividends on its common stock if the required payments on its subordinated debentures have not been made. There can be no assurance of whether or when IBERIABANK Corporation may pay dividends in the future.

The trading history of IBERIABANK Corporation’s common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of IBERIABANK Corporation’s common stock.

IBERIABANK Corporation’s common stock trades on NASDAQ Global Select Market. During 2010, the average daily trading volume of its common stock was approximately 209,500 shares. IBERIABANK Corporation cannot predict the extent to which investor interest in it will lead to a more active trading market in IBERIABANK Corporation’s common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of its common stock at any given time, which presence is dependent upon the individual decisions of investors, over which IBERIABANK Corporation has no control.

The market price of IBERIABANK Corporation’s common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in its operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which IBERIABANK Corporation operates;

•	press releases, announcements or publicity relating to IBERIABANK Corporation or its competitors or relating to trends in IBERIABANK Corporation’s industry;

•	changes in expectations as to IBERIABANK Corporation’s future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of its common stock;

•	changes in economic conditions in its marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting its competitors or IBERIABANK Corporation.

These factors may adversely affect the trading price of IBERIABANK Corporation’s common stock, regardless of its actual operating performance, and could prevent IBERIABANK Corporation’s shareholders from selling common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of IBERIABANK Corporation’s common stock, regardless of IBERIABANK Corporation’s trading performance.

In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. IBERIABANK Corporation may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

Sales of a significant number of shares of IBERIABANK Corporation’s common stock in the public markets, or the perception of such sales, could depress the market price of its common stock.

Sales of a substantial number of shares of IBERIABANK Corporation’s common stock in the public markets and the availability of those shares for sale could adversely affect the market price of its common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of its existing stockholders, including you, and could cause the market price of its common stock to decline. IBERIABANK Corporation may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to shareholders of its common stock. Moreover, to the extent that IBERIABANK Corporation issues restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase IBERIABANK Corporation’s common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, its shareholders may experience further dilution. Holders of IBERIABANK Corporation’s shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to its shareholders. IBERIABANK Corporation cannot predict the effect that future sales of its common stock would have on the market price of its common stock.

IBERIABANK Corporation may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to IBERIABANK Corporation’s common stock as to distributions and in liquidation, which could negatively affect the value of its common stock.

In the future, IBERIABANK Corporation may attempt to increase its capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of its assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of its liquidation, IBERIABANK Corporation’s lenders and holders of IBERIABANK Corporation’s debt and preferred securities would receive a distribution of IBERIABANK Corporation’s available assets before distributions to the holders of its common stock. Because its decision to incur debt and issue securities in IBERIABANK Corporation’s future offerings will depend on market conditions and other factors beyond IBERIABANK Corporation’s control, IBERIABANK Corporation cannot predict or estimate the amount, timing or nature of IBERIABANK Corporation’s future offerings and debt financings. Further, market conditions could require it to accept less favorable terms for the issuance of IBERIABANK Corporation’s securities in the future.

IBERIABANK Corporation’s management has broad discretion over the use of proceeds from equity offerings.

IBERIABANK Corporation’s management has significant flexibility in applying the proceeds that IBERIABANK Corporation receives from equity offerings. Although IBERIABANK Corporation has indicated its intent to use the proceeds from recent offerings for general corporate purposes, including future acquisitions,

IBERIABANK Corporation’s working capital needs and investments in its subsidiaries, its management retains significant discretion with respect to the use of proceeds. The proceeds of IBERIABANK Corporation’s offerings may be used in a manner which does not generate a favorable return for IBERIABANK Corporation. IBERIABANK Corporation may use the proceeds to fund future acquisitions of other businesses. In addition, if IBERIABANK Corporation uses the funds to acquire other businesses, there can be no assurance that any business IBERIABANK Corporation acquires would be successfully integrated into IBERIABANK Corporation’s operations or otherwise perform as expected.

IBERIABANK Corporation may issue additional securities, which could dilute your ownership percentage.

In many situations, IBERIABANK Corporation’s board of directors has the authority, without any vote of its shareholders, to issue shares of IBERIABANK Corporation’s authorized but unissued stock, including shares authorized and unissued under IBERIABANK Corporation’s stock option plans. In the future, IBERIABANK Corporation may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent that IBERIABANK Corporation issues restricted stock units, stock appreciation rights, options or warrants to purchase its common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, IBERIABANK Corporation’s shareholders may experience further dilution. Any such issuance would dilute the ownership of current holders of IBERIABANK Corporation’s common stock.

OMNI BANCSHARES, INC. SPECIAL MEETING

OMNI BANCSHARES is mailing this proxy statement-prospectus to you as an OMNI BANCSHARES’ shareholder on or about April 29, 2011. With this document, OMNI BANCSHARES is sending you a notice of the OMNI BANCSHARES’ special meeting of shareholders and a form of proxy that is solicited by the board of directors of OMNI BANCSHARES. The special meeting will be held on May 31, 2011 at 10:00 a.m., central time, at the OMNI BANK Training Center located at 3000 Ridgelake Drive, Metairie, Louisiana.

Matters to be Considered

The sole purpose of the special meeting of shareholders is to approve the Agreement and Plan of Merger dated as of February 21, 2011, by and between OMNI BANCSHARES and IBERIABANK Corporation, pursuant to which OMNI BANCSHARES will be acquired by IBERIABANK Corporation.

You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders, if necessary, to solicit additional proxies to approve the merger agreement.

Proxy Card; Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of OMNI BANCSHARES;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger agreement and “FOR” approval of any proposal by management to adjourn the special meeting if necessary to solicit additional proxies. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by OMNI BANCSHARES. OMNI BANCSHARES will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on April 29, 2011 has been fixed as the record date for determining the OMNI BANCSHARES’ shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 2,109,641 shares of OMNI BANCSHARES’ common stock were outstanding, and were held by approximately 269 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of OMNI BANCSHARES’ common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of OMNI BANCSHARES’ common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement. As of the record date, directors and executive officers of OMNI BANCSHARES beneficially owned 775,982 shares of OMNI BANCSHARES’ common stock entitled to vote at the special meeting of shareholders. This represents approximately 36.78% of the total votes entitled to be cast at the special meeting. These individuals have entered into support agreements pursuant to which they have agreed to vote “FOR” approval of the merger agreement.

Approval of any proposal to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of the holders of a majority of the OMNI BANCSHARES common stock represented at the special meeting.

Recommendation of the Board of Directors

The OMNI BANCSHARES’ board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to OMNI BANCSHARES’ shareholders and is in the best interest of OMNI BANCSHARES and its shareholders and recommends that you vote “FOR” the approval of the merger agreement. See “Approval of Merger— OMNI BANCSHARES’ Reasons for the Merger; Recommendation of the OMNI BANCSHARES’ Board of Directors” on page 36. The board of directors also recommends that you vote “FOR” approval of a proposal to adjourn or postpone the special meeting to solicit additional proxies or otherwise.

APPROVAL OF THE MERGER

The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement-prospectus as Appendix A (without exhibits thereto).

General

Pursuant to the merger agreement, OMNI BANCSHARES will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. Each outstanding share of OMNI BANCSHARES’ common stock will be converted into the right to receive 0.3313 of a share of IBERIABANK Corporation common stock (subject to adjustment under certain circumstances). Cash will be paid in lieu of any fractional share of OMNI BANCSHARES’ common stock. See “Conversion of OMNI BANCSHARES’ Common Stock” below. As a result of the merger, the separate corporate existence of OMNI BANCSHARES’ will cease, and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of OMNI BANCSHARES. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of OMNI BANCSHARES and of OMNI BANK, which will then merge with and into IBERIABANK. Similarly, the separate corporation existence of OMNI BANK will cease.

The Parties

IBERIABANK Corporation

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates 145 full service bank branch offices in its market areas throughout Louisiana, Texas, Arkansas, Alabama, Tennessee and Florida. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” At December 31, 2010, IBERIABANK Corporation had total assets of $10.0 billion, total deposits of $7.9 billion and shareholders’ equity of $1.3 billion.

OMNI BANCSHARES, Inc.

OMNI BANCSHARES, Inc., a Louisiana corporation, is the bank holding company for OMNI BANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Metairie, Louisiana. OMNI BANK has 14 bank branch offices in the New Orleans and Baton Rouge markets, with branches in Jefferson, Saint John the Baptist, Orleans, East Baton Rouge and Saint Tammany parishes. As of December 31, 2010, OMNI BANCSHARES had total assets, deposits and equity of approximately $735 million, $646 million and $31 million, respectively.

Conversion of OMNI BANCSHARES’ Common Stock

If the merger agreement is approved and the merger is subsequently completely, on the effective date, each outstanding share of OMNI BANCSHARES’ common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•

0.3313 of a share of IBERIABANK Corporation common stock (to the nearest ten-thousandth of a share) to be exchanged for each share of OMNI BANCSHARES Inc. common stock and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock (as determined below); or

•

if the average of the daily weighted average trading prices of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) business day prior to the effective date is greater than $60.53 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $20.05 by the average price; or

•

if the average of the daily weighted average trading prices of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) business day prior to the effective date is less than $54.77 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $18.15 by the average price.

On April 27, 2011, IBERIABANK Corporation common stock closed at $59.71. If this were the market value during the measurement period, you would receive 0.3313 of a share of IBERIABANK Corporation common stock for each share of OMNI BANCSHARES’ common stock owned by you. As an example of how changes in the average price of IBERIABANK Corporation common stock might impact the exchange ratio, if the average price during the measurement period was $61.00, you would receive 0.3287 of a share of IBERIABANK Corporation common stock for each share of OMNI BANCSHARES’ common stock owned by you, and if the average price during the measurement period was $54.00 per share, you would receive 0.3361 of a share of IBERIABANK Corporation common stock for each share of OMNI BANCSHARES’ common stock owned by you. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC.”

The exchange ratio was arrived at through arm’s-length negotiations between OMNI BANCSHARES and IBERIABANK Corporation. The merger agreement provides that, if IBERIABANK Corporation effects a stock dividend, reclassification, recapitalization, split, or combination of the shares of IBERIABANK Corporation common stock, an appropriate adjustment to the exchange ratio will be made.

Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of OMNI BANCSHARES who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by the market value of a share of IBERIABANK Corporation common stock, as defined in the merger agreement.

Procedure for Exchanging Certificates

At or prior to the effective date of the merger, IBERIABANK Corporation will deposit with an exchange agent certificates representing the shares of IBERIABANK Corporation common stock and the estimated amount of cash to be paid in lieu of fractional shares of IBERIABANK Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of OMNI BANCSHARES’ common stock.

On the effective date of the merger, each OMNI BANCSHARES’ shareholder will cease to have any rights as a shareholder of OMNI BANCSHARES, and his or her sole rights will be to receive IBERIABANK Corporation common stock, and cash in lieu of any fractional shares, into which his or her shares of OMNI BANCSHARES’ common stock have been converted pursuant to the merger agreement.

As soon as practicable after consummation of the merger agreement, but not later than 10 business days following the effective date, a letter of transmittal, together with instructions for the exchange of certificates representing shares of OMNI BANCSHARES’ common stock for the merger consideration, will be mailed to each person who was a shareholder of record of OMNI BANCSHARES on the effective date of the merger. Shareholders are requested not to send in their OMNI BANCSHARES’ common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation’s common stock certificates and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate OMNI BANCSHARES’ common stock certificates.

After the effective time of the merger, each certificate formerly representing OMNI BANCSHARES’ common stock, until so surrendered and exchanged, will evidence only the right to receive the number of whole shares of IBERIABANK Corporation common stock that the holder is entitled to receive in the merger, any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock and any dividend or other distribution with respect to IBERIABANK Corporation common stock with a record date occurring after the effective time of the merger. IBERIABANK Corporation, at its option, may decline to pay former shareholders of OMNI BANCSHARES who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date of the merger until they have surrendered their certificates for OMNI BANCSHARES common stock. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock, will be paid without interest.

If your OMNI BANCSHARES’ stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Treatment of OMNI BANCSHARES Stock Options

Immediately prior to the effective time of the merger, each option to purchase OMNI BANCSHARES’ common stock, whether or not vested or exercisable before the merger is completed, will be converted into an option to acquire 0.3313 of a share of IBERIABANK Corporation common stock, subject to adjustment under certain conditions. See “Approval of the Merger – Interests of OMNI BANCSHARES’ Directors and Officers in the Merger – Conversion of Stock Options” on page 47.

Background of the Merger

The OMNI BANCSHARES’ board has routinely reviewed the company’s performance, compared its performance with that of certain relatively comparable financial institutions, reviewed the limited market activity in OMNI BANCSHARES’ common stock, considered various business and capital market opportunities and strategies available to OMNI BANCSHARES and discussed the general economic, regulatory, competitive, business and capital market pressures affecting OMNI BANCSHARES. In addition, the OMNI BANCSHARES’ board, on an informal basis and during strategic planning sessions, would periodically review merger and acquisition activity in the banking industry.

On January 11, 2011, Daryl G. Byrd, president and chief executive officer of IBERIABANK Corporation, and two other executive officers met with a director of OMNI BANCSHARES, at which meeting Mr. Byrd inquired as to OMNI BANCSHARES’ interest in a possible merger transaction with IBERIABANK Corporation. Subsequent to that meeting, OMNI BANCSHARES’ Chairman and President, James Hudson, contacted Mr. Byrd to discuss IBERIABANK Corporation’s interests. On January 18, 2011, a meeting of OMNI BANCSHARES’ executives, including Mr. Hudson, S. Kyle Waters, President, and Barry B. Bleakley, Chief Financial Officer, and IBERIABANK Corporation executives, including Mr. Byrd, was held. At such meeting, the parties entered into a confidentiality agreement, discussed IBERIABANK Corporation’s merger proposal, history, stock performance, overall strategy, and other factors. At the conclusion of the January 18, 2011 meeting, Mr. Hudson agreed to discuss IBERIABANK Corporation’s proposal with the OMNI BANCSHARES’ board of directors.

On January 24, 2011, at its regularly scheduled board meeting, the board of directors of OMNI BANCSHARES discussed IBERIABANK Corporation’s proposal, reviewed OMNI BANCSHARES’ strategic plan, its financial position, and other matters. The board of directors discussed and analyzed the IBERIABANK Corporation merger proposal in the context of fulfillment of the board’s fiduciary obligations to the OMNI BANCSHARES’ shareholders, as well as from the perspective of the effects on OMNI BANCSHARES’ employees, customers, officers, and the communities it serves. After substantial discussion, the board directed OMNI BANCSHARES’ executive management to pursue the IBERIABANK Corporation proposal, including the commencement of mutual due diligence investigations. The board also constituted a Negotiation Committee, the purpose of which was to negotiate the terms of a definitive merger agreement. The Negotiating Committee was comprised of inside board members, William H. Shane, Jr., James J. Bryan, Jr., and Stephen J. Simone, board members and executives, Mr. Hudson and Mr. Waters, and non-board member executive officer, Mr. Bleakley.

During the following two week period, the parties exchanged certain customer and financial information and performed independent due diligence investigations under the protections of the confidentiality agreement. During such time, OMNI BANCSHARES continued to pursue other business and capital market strategies. On February 14, 2011, the board of directors of OMNI BANCSHARES reviewed, with the assistance of its senior management, financial advisor and legal counsel, analyses and results of its due diligence examination and the terms and conditions of the proposed merger. At such time, the board authorized the Negotiating Committee to continue its negotiations with IBERIABANK Corporation.

On February 21, 2011, material terms of the merger were resolved and the board of directors of OMNI BANCSHARES again reviewed, with the assistance of the Negotiating Committee, its senior management, financial advisor and legal counsel, the financial and legal aspects of the merger and the specific terms and conditions of the merger and of the other related agreements. The OMNI BANCSHARES’ board also carefully considered the prospects for other business and capital market strategies. After its review and consideration, the OMNI BANCSHARES’ board authorized execution of the definitive merger agreement and the other related agreements and documents. Each director of OMNI BANCSHARES also entered into a support agreement with IBERIABANK Corporation obligating them to vote their shares in favor of the merger agreement and under certain circumstances against any other transaction. After the overall merger agreement had been approved by the board of OMNI BANCSHARES, certain executive officers of OMNI BANCSHARES entered into discussions with IBERIABANK Corporation regarding employment and other agreements. See “Interests of OMNI BANCSHARES’ Directors and Executive Officers in the Merger” on page 45.

The OMNI BANCSHARES’ board has determined that the terms of the merger, the merger agreement, and the proposed issuance of IBERIABANK Corporation’s common stock in connection with the merger are advisable and fair to and in the best interest of, OMNI BANCSHARES and its shareholders. In reaching its determination, the OMNI BANCSHARES’ board considered a number of factors. The OMNI BANCSHARES’ board did not assign any specific or relative weights to the factors considered, and individual directors may have given different weights to different factors. The material factors considered were as follows:

•

Information concerning the business, earnings, operations, financial condition, prospectus, capital levels and asset quality of IBERIABANK Corporation, individually and as combined with OMNI BANCSHARES.

•

The opinion of OMNI BANCSHARES’ financial advisor that, as of the date of the opinion, and subject to the various assumptions made and limitations stated in the opinion, the merger consideration was fair, from a financial point of view, to holders of OMNI BANCSHARES’ common stock. The opinion of OMNI BANCSHARES’ financial advisor is attached as Appendix B and should be reviewed for the assumptions made in connection with, and limitations on, such opinion. See also “Opinion of OMNI BANCSHARES’ Financial Advisor” on page 38.

•	The terms of the merger agreement and other documents executed in connection with the merger.

•	The current and prospective economic, competitive and regulatory environment facing each institution and financial institutions generally.

•

The results of the investigation conducted by the management of OMNI BANCSHARES, including assessment of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves.

•	The OMNI BANCSHARES’ board’s familiarity with and review of IBERIABANK Corporation’s business, operations, earnings, prospects, financial condition, asset quality and capital levels.

•	The opportunities for expense reductions, operating efficiencies and revenue enhancements in the combined entity.

•	The nature of, and likelihood of obtaining, the regulatory approvals that would be required for the merger.

•

The additional liquidity provided by IBERIABANK Corporation’s common stock, which is traded on the NASDAQ Global Select Market, compared to OMNI BANCSHARES’ common stock, which is not regularly traded in an established public trading market.

•	The opportunity for OMNI BANCSHARES’ shareholders to receive dividends on shares of IBERIABANK Corporation’s common stock.

•	The financial considerations IBERIABANK Corporation has received and will receive from the FDIC and risks involved in past acquisitions of failed banks from the FDIC.

•

Results that could be expected to be obtained by OMNI BANCSHARES if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by IBERIABANK Corporation.

OMNI BANCSHARES’ board of directors unanimously recommends that the holders of OMNI BANCSHARES’ common stock vote “FOR” approval of the Agreement and Plan of Merger.

Opinion of OMNI BANCSHARES’ Financial Advisor

Howe Barnes Hoefer & Arnett, Inc. or Howe Barnes has provided an opinion as to the fairness, from a financial point of view, of the merger. A copy of such opinion, as directed to the board of directors of OMNI BANCSHARES, is attached hereto as Appendix B.

OMNI BANCSHARES retained Howe Barnes, to serve as its financial advisor and provide a fairness opinion in connection with the merger. As part of its investment banking business, Howe Barnes is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.

On February 21, 2011, the board of directors of OMNI BANCSHARES met to evaluate the proposed merger and the terms of the merger agreement. At this meeting, Howe Barnes rendered its opinion that, as of that date and based upon and subject to various assumptions, matters considered, and limitations on Howe Barnes review described in the opinion, the merger consideration to be received by the holders of the outstanding common stock of OMNI BANCSHARES, was fair, from a financial point of view, to the existing shareholders of OMNI BANCSHARES. Howe Barnes opinion was based on their experience as investment bankers, their activities as described below, and all other factors Howe Barnes deemed relevant. No limitations were imposed by OMNI BANCSHARES on Howe Barnes with respect to the investigations made or the procedures followed in rendering its opinion. The opinion was approved by Howe Barnes fairness opinion committee.

The full text of Howe Barnes written opinion to the board of directors of OMNI BANCSHARES, dated February 21, 2011, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached as Exhibit B and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes opinion is directed to OMNI BANCSHARES’ board of directors and does not constitute a recommendation to any shareholder of OMNI BANCSHARES as to how a shareholder should vote with regard to the merger at the OMNI BANCSHARES’ shareholders meeting described in this proxy statement-prospectus. The opinion addresses only the fairness to existing OMNI BANCSHARES’ shareholders, from a financial point of view, of the merger consideration to be received by the holders of the outstanding common stock of OMNI BANCSHARES’ in connection with the merger. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of OMNI BANCSHARES’ board of directors to approve or proceed with or effect the merger, or any other aspect of the merger. No opinion was expressed by Howe Barnes as to whether any alternative transaction might produce consideration for the holders of OMNI BANCSHARES’ common stock in an amount in excess of that contemplated in the Merger.

Howe Barnes has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this proxy statement-prospectus. In giving such consent, Howe Barnes does not concede that it comes within the category of persons whose consent is required under the Securities Act of 1933, as amended (“Securities Act”), or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the SEC thereunder with respect to any part of the registration statement on Form S-4 of which this proxy statement-prospectus forms a part.

In connection with rendering its opinion, Howe Barnes reviewed and considered, among all other things considered and deemed relevant:

•	Terms of the merger agreement;

•

certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of OMNI BANCSHARES and IBERIABANK Corporation, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

•	certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the company furnished to Howe Barnes by OMNI BANCSHARES;

•

discussions with members of executive and senior management of OMNI BANCSHARES and IBERIABANK Corporation, including without limitation, their respective legal advisors and others concerning the past and current results of operations of OMNI BANCSHARES and IBERIABANK Corporation, their respective current financial condition and managements opinion of their respective future prospects;

•	reported market prices and historical trading activity of OMNI BANCSHARES and IBERIABANK Corporation common stock;

•	the proposed financial terms of the merger with financial terms of certain other transactions that Howe Barnes deemed to be relevant;

•	the potential pro forma financial impact of the merger;

•	such other information and performed such other studies and analyses as Howe Barnes considered relevant.

The written opinion was necessarily based upon economic, financial market and other relevant conditions as of the date the opinion was rendered.

In connection with its review and arriving at its opinion, with the consent of OMNI BANCSHARES’ board of directors, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by OMNI BANCSHARES to Howe Barnes and Howe Barnes relied on publicly available information of IBERIABANK Corporation as well as financial information provided by IBERIABANK Corporation and its representatives for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information discussed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including financial projections it received from OMNI BANCSHARES, Howe Barnes assumed that this information reflected the best available estimates and good faith judgments of management as to OMNI BANCSHARES’ future performance and that the projections provided a reasonable basis upon which Howe Barnes could formulate its opinion. OMNI BANCSHARES does not publicly disclose internal management forecasts or projections of the type utilized by Howe Barnes in connection with Howe Barnes role in serving as financial advisor to OMNI BANCSHARES, and those forecasts and projections were not prepared with a view towards public disclosure. The forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions faced by OMNI

BANCSHARES. Accordingly, actual results could vary significantly from those set forth in the forecasts and projections.

Howe Barnes does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that OMNI BANCSHARES and IBERIABANK Corporation’s allowances were adequate to cover any losses at December 31, 2010. Howe Barnes was not retained to and did not conduct a physical inspection of any of the properties or facilities of OMNI BANCSHARES or IBERIABANK Corporation, did not make an independent evaluation, appraisal, or physical inspection of the assets, liabilities or prospects of OMNI BANCSHARES or IBERIABANK Corporation and was not furnished with any such evaluation or appraisal. For purposes of its opinion, Howe Barnes relied on the advice of counsel and independent accountants to OMNI BANCSHARES as to all legal and financial reporting matters with respect to OMNI BANCSHARES, the merger and the merger agreement.

In connection with rendering its opinion to OMNI BANCSHARES’ board of directors, Howe Barnes performed a variety of financial and comparative analyses, which are briefly summarized below. Such summaries do not purport to be a complete description of the analyses performed by Howe Barnes. The fact that any specific analysis has been referred to in the summaries below is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of values resulting from any particular analysis described below should not be taken to be Howe Barnes view of OMNI BANCSHARES’ actual value. Moreover, Howe Barnes believes that the analyses must be considered as a whole and that selecting any portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of its opinion as to fairness, from a financial point of view, that is based on those analyses.

On December 29, 2010, Howe Barnes announced its agreement to merge with Raymond James Financial, Inc. That transaction closed on April 1, 2011. As such, on the date of the special meeting of the shareholders of OMNI BANCSHARES, Raymond James shall be designated as the financial advisor to OMNI BANCSHARES.

Transaction Overview

In providing an overview of the merger, Howe Barnes noted that each share of OMNI BANCSHARES’ common stock issued and outstanding immediately prior to the effective time of the merger shall become and be converted into the right to receive 0.3313 of a share of common stock of IBERIABANK Corporation. The exchange ratio is subject to adjustment if IBERIABANK Corporation’s 15 day average stock price at effective time of the merger exceeds $60.53 per share, in which case the exchange ratio will be reduced so that OMNI BANCSHARES’ shareholders receive 0.3085 of a share of IBERIABANK Corporation common stock. The exchange ratio is also subject to adjustment if IBKC’s 15 day average stock price at effective time of the merger is less than $54.77 per share, in which case the exchange ratio will be increased so that OMNI BANCSHARES’ shareholders receive 0.3630 of a share of IBERIABANK Corporation common stock. The terms of the merger are more fully set forth in the merger agreement set forth as Appendix A attached hereto. Using IBERIABANK Corporation’s 15 day stock price average pegged at of $57.65 in the merger agreement, the merger consideration received by each OMNI BANCSHARES’ shareholder would equal $19.10 per share, resulting in a total transaction value of $40.3 million.

Howe Barnes calculated the following transaction multiples based on the December 31, 2010 financial data of OMNI BANCSHARES:

Transaction Multiples
Price / Tangible Book Value Per Share (1)	129.8%
Price / 2010 Earnings Per Share (2)	NM
Tangible Book Premium / Core Deposits	1.8%

(1)	Tangible book value per share was $14.72 as of December 31, 2010
(2)	Full year 2010 earnings per share were negative

Comparable Precedent Transactions Analysis

Howe Barnes conducted a review of recent comparable precedent transactions. Howe Barnes then compared median pricing ratios of the comparable transactions to those of the merger. The comparable transactions included mergers and acquisitions of U.S. banking organizations with total assets between $200 million and $1.25 billion and nonperforming assets to total assets between 2.00% and 15.00%, which were announced from January 1, 2009 through February 15, 2011.

	Median Transaction Multiples			Imputed Per Share Valuation
	Price / TBVPS	Price / LTM EPS	Premium / Core Deps.	Price / TBVPS	Price / LTM EPS	Premium / Core Deps.
Comparables	92.2%	38.8x	1.3%	$13.54	NM	$17.87
Merger	129.8%	NM	1.8%	$19.10

Pro Forma Merger Analysis

Howe Barnes analyzed certain pro forma effects of the merger to determine the financial impact on OMNI BANCSHARES’ shareholders once their shares are converted to IBERIABANK Corporation common stock. Specifically, Howe Barnes calculated the estimated accretion/dilution to earnings per share which OMNI BANCSHARES and IBERIABANK Corporation could potentially realize from 2011 through 2015. As part of its analysis, Howe Barnes assumed the following:

•	100% of OMNI BANCSHARES common stock is exchanged for common stock of IBKC at an exchange ratio of 0.3313 of a share;

•	earnings per share estimates for OMNI BANCSHARES from 2011 through 2015 of $0.14, $0.47, $0.95, $1.45 and $1.88 respectively;

•	purchase accounting adjustments, transaction expenses, and cost savings determined by senior management of OMNI BANCSHARES and IBERIABANK Corporation.

From the perspective of OMNI BANCSHARES’ shareholders, Howe Barnes analysis indicated that the merger would be accretive to OMNI BANCSHARES’ earnings per share for the year ended December 31, 2011 and thereafter. The estimates of cost savings and purchase accounting adjustments and the timing and realization of such cost savings and purchase accounting adjustments are based on numerous estimates, assumptions, and judgments and are subject to significant uncertainties. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Discounted Cash Flow Analysis

Howe Barnes performed a discounted cash flow analysis to generate a range of present values per share of OMNI common stock assuming continued independence. The range was determined by adding the present value of future OMNI BANCSHARES dividends and the present value of the terminal value of OMNI BANCSHARES’ common stock. Present value refers to the current value of future cash flows obtained by discounting such future cash flows by a discount rate that takes into account risk, the opportunity cost of capital, expected returns and other factors. Terminal value refers to the capitalized value of future earnings or tangible book value.

In this analysis, Howe Barnes used management projections for the full years of 2011 through 2015 as a basis for forecasting the future dividends and earnings capacity of OMNI BANCSHARES. Howe Barnes applied a price-to-earnings multiple of 11.7x to estimated 2015 earnings per share and a price-to-tangible book multiple of 83.0% of year end 2015 estimated tangible book value per share to establish terminal values of OMNI. The terminal multiples used were based on the median trading multiples for U.S. banking organizations with total assets between $250 million and $1 billion as of February 17, 2011. The future dividends and terminal values of OMNI BANCSHARES were then discounted using discount rates of 10.0% to 16.0%, which Howe Barnes viewed as an appropriate range of discount rates for banks with the risk characteristics of OMNI BANCSHARES.

Based on these assumptions, the implied per share present value of OMNI BANCSHARES’ common stock ranged from $7.75 to $13.66. Howe Barnes noted that the discounted cash flow analysis was considered because it is a widely used valuation methodology, but that the results are highly dependent upon the numerous assumptions that must be made, including asset and earnings growth rates, discount rates, and projected terminal valuation multiples.

Pro Forma Discounted Cash Flow Analysis

Howe Barnes performed a pro forma discounted cash flow analysis to generate a range of present values per share of pro forma OMNI BANCSHARES’ common stock as adjusted for the exchange ratio. The range was determined by adding the present value of future pro forma OMNI BANCSHARES’ dividends as adjusted for the exchange ratio and the present value of the terminal value of pro forma OMNI BANCSHARES’ common stock as adjusted for the exchange ratio.

In this analysis, Howe Barnes used OMNI BANCSHARES and IBERIABANK Corporation’s management projections for the full years of 2011 through 2015 as a basis for forecasting the future dividends and earnings capacity of the pro forma organization. Howe Barnes applied a price-to-earnings multiple of 17.3x to estimated 2015 earnings per share and a price-to-tangible book multiple of 158.0% of year end 2015 estimated tangible book value per share to establish terminal values of the pro forma organization. The terminal multiples used were based on the median trading multiples for U.S. banking organizations with total assets between $5 billion and $20 billion as of February 17, 2011. The future dividends and terminal values of the pro forma organization were then discounted using discount rates of 10.0% to 16.0%, which Howe Barnes viewed as an appropriate range of discount rates for banks with the risk characteristics of pro forma organization.

Based on these assumptions, the implied per share present value of pro forma OMNI BANCSHARES’ common stock as adjusted for the exchange ratio ranged from $14.94 to $22.78. Again, Howe Barnes noted that the discounted cash flow analysis was considered because it is a widely used valuation methodology, but that the results are highly dependent upon the numerous assumptions that must be made, including asset and earnings growth rates, merger adjustments, discount rates, and projected terminal valuation multiples.

Conclusion

In performing its various analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond OMNI BANCSHARES’ and IBERIABANK Corporation’s control. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected.

The preparation of a fairness opinion is a complex process involving subjective judgment and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Howe Barnes also included assumptions with respect to general economic, market, and other financial conditions. Furthermore, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in the analyses of Howe Barnes are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. An estimate of OMNI BANCSHARES’ valuation does not purport to be appraisals or to necessarily reflect the prices at which OMNI BANCSHARES or its respective securities actually may be sold.

Howe Barnes opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of the outstanding common stock of OMNI BANCSHARES in connection with the merger. Howe Barnes does not express any opinion with respect to any other class of OMNI BANCSHARES’ stock, warrant, or option issued and outstanding. In rendering the opinion, Howe Barnes expressed no opinions with respect to the amount or nature of any compensation to any officers, directors, or employees of OMNI BANCSHARES, or any class of such persons, relative to the consideration to be received by the holders of the common stock of OMNI BANCSHARES in the merger or with respect to the fairness of any such compensation.

In rendering this fairness opinion, Howe Barnes acted on behalf of the board of directors of OMNI BANCSHARES and received a fee for its services. OMNI BANCSHARES has also agreed to reimburse Howe Barnes for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Howe Barnes and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under federal securities laws. Under the terms of its financial advisory agreement dated February 18, 2011, Howe Barnes was paid $125,000 upon the delivery of the fairness opinion.

During the two years preceding the date of the opinion, Howe Barnes has had a material relationship with OMNI BANCSHARES and IBERIABANK Corporation in which compensation was received for financial services rendered. As a market maker in securities, Howe Barnes may also actively trade the equity securities of OMNI BANCSHARES and IBERIABANK Corporation for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

As described above, the opinion of Howe Barnes and presentation to OMNI BANCSHARES’ board of directors were among the many factors taken into consideration by OMNI BANCSHARES’ board of directors in making its determination to approve the merger, and to recommend that OMNI BANCSHARES’ shareholders approve the merger.

OMNI BANCSHARES’ Reasons for the Merger; Recommendation of OMNI BANCSHARES’ Board of Directors

The OMNI BANCSHARES’ board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interests of OMNI BANCSHARES and its shareholders. In reaching its conclusion to approve the merger agreement, the OMNI BANCSHARES board of directors considered a number of factors, including the following:

•	The fact that OMNI BANCSHARES’ shareholders will receive stock of IBERIABANK Corporation and thereby participate in any growth opportunities of the combined company.

•	Its understanding of the business, capital markets, operations, financial condition, earnings and future prospects of OMNI BANCSHARES.

•

Its understanding of the business, capital markets, operations, financial condition, earnings and future prospects of IBERIABANK Corporation, taking into account OMNI BANCSHARES due diligence investigation of IBERIABANK Corporation.

•

The current and prospective environments in which OMNI BANCSHARES and IBERIABANK Corporation operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the trend toward consolidation in the financial services industry.

•

The review by the OMNI BANCSHARES’ board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio offered by IBERIABANK Corporation.

•

The reports of OMNI BANCSHARES management and the financial presentation by Howe Barnes to OMNI BANCSHARES’ board of directors concerning the operations, financial condition and prospects of IBERIABANK Corporation and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics.

•	The likelihood that the regulatory approvals needed to complete the transaction would be obtained.

•	The historical and current market prices of shares of IBERIABANK Corporation common stock and shares of OMNI BANCSHARES’ common stock.

•

The opinion delivered to the OMNI BANCSHARES’ board of directors by Howe Barnes Hoefer & Arnett, Inc., that, as of the date of the opinion and based upon and subject to the financial and other assumptions in its opinion, the merger consideration was fair, from a financial point of view, to holders of OMNI BANCSHARES common stock.

•	The benefits of increased liquidity that OMNI BANCSHARES’ shareholders would have as shareholders of IBERIABANK Corporation.

The OMNI BANCSHARES board of directors also considered potential risks associated with the merger in connection with its deliberation of the proposed transaction, including:

•

The challenges of combining the businesses, assets and workforces of the two companies, which could affect the post-merger success of the combined company, and the ability to achieve anticipated cost savings and other potential synergies.

•

The interests of OMNI BANCSHARES’ executive officers and directors with respect to the merger apart from their interests as holders of OMNI BANCSHARES’ common stock, and the risk that these interests might influence their decision with respect to the merger.

•

The risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by IBERIABANK Corporation as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with OMNI BANCSHARES from proposing such a transaction.

The discussion of the information and factors considered by the OMNI BANCSHARES’ board of directors is not exhaustive, but includes all material factors considered by the OMNI BANCSHARES’ board of directors. In view of the wide variety of factors considered by the OMNI BANCSHARES’ board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The OMNI BANCSHARES’ board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of OMNI BANCSHARES and its shareholders. In considering the factors described above, individual members of the OMNI BANCSHARES board of directors may have given different weights to different factors. The OMNI BANCSHARES’ board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the OMNI BANCSHARES’ board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Special Note Regarding Forward-Looking Statements.”

The OMNI BANCSHARES’ board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of OMNI BANCSHARES and its shareholders. The board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, OMNI BANCSHARES’ business strategies. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that OMNI BANCSHARES’ shareholders vote “FOR” approval of the merger agreement.

Employee Matters

Each individual who is an employee of OMNI BANCSHARES or OMNI BANK as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of IBERIABANK Corporation. In the event employee compensation or benefits as currently provided by OMNI BANCSHARES or OMNI BANK are changed or terminated by IBERIABANK Corporation, IBERIABANK Corporation has agreed to provide compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated IBERIABANK Corporation or IBERIABANK employees.

All OMNI BANCSHARES or OMNI BANK employees who become employees of IBERIABANK Corporation or IBERIABANK at the effective time will be given credit for service at OMNI BANCSHARES or OMNI BANK for eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of OMNI BANCSHARES or OMNI BANK who is terminated after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment as if he or she were an employee of IBERIABANK Corporation for the entire time he or she was employed by OMNI BANCSHARES or OMNI BANK.

See “Interests of OMNI BANCSHARES Directors and Executive Officers In the Merger” below for a discussion of employment agreements and certain other matters.

Interests of OMNI BANCSHARES’ Directors and Executive Officers in the Merger

The directors and executive officers of OMNI BANCSHARES have interests in the merger as individuals in addition to, or different from, their interests as shareholders of OMNI BANCSHARES, including, but not limited to, payments under their existing employment and change of control agreements, and indemnification and insurance coverage to be provided by IBERIABANK Corporation and IBERIABANK.

The aggregate dollar value of all benefits to be received upon consummation of the merger by executive officers of OMNI BANCSHARES under their current agreement are as follows: James M. Hudson, President and Chief Executive Officer - $859,568; Barry B. Bleakley, Chief Financial Officer $357,958; and S. Kyle Waters, President - $461,937. IBERIABANK Corporation has agreed to pay these and other change of control payments subsequent to the merger in the event that OMNI BANCSHARES and OMNI BANK are unable to do so prior to the merger.

New Employment Agreements. Effective as of the date of the merger agreement, IBERIABANK will enter into new employment agreements with Messrs. Hudson and Bleakley.

In connection with the execution of the merger agreement, James M. Hudson has entered into an employment agreement with IBERIABANK, to be effective upon consummation of the merger, pursuant to which Mr. Hudson has agreed to provide administrative and management services to IBERIABANK commencing on the effective date of the merger and ending 24 months thereafter. Pursuant to the employment agreement, Mr. Hudson will be paid a base salary of $347,900 and will receive discretionary bonuses that may be paid by IBERIABANK and all benefits provided to permanent full-time employees of IBERIABANK, including, among other things, disability pay, participation in stock benefit plans and other fringe benefits applicable to senior management, and will be reimbursed for all reasonable business expenses. Mr. Hudson also will be entitled to reasonable paid annual vacation leave, with credit given for prior service with OMNI BANK, and annual sick leave as established by the board of directors. Upon Mr. Hudson’s eligibility to participate and his subsequent enrollment in the

IBERIABANK Corporation Deferred Compensation Plan, IBERIABANK will contribute $433,000 to his account maintained under the plan. Upon the conversion of OMNI BANK’s processing system subsequent to the Effective Date, IBERIABANK has agreed to contribute an additional $433,000 to Mr. Hudson’s plan account.

In the event of Mr. Hudson’s death during the term of the employment agreement, his estate will receive compensation due to Mr. Hudson through the last day of the calendar month of his death. If Mr. Hudson’s employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement), he will receive his regular salary through the date of termination of the remaining term of the employment agreement, and IBERIABANK will reimburse Mr. Hudson for the cost of obtaining all health, life, disability, and other benefits which he would be eligible to receive through such date based on benefit levels being provided to Mr. Hudson at the date of his termination of employment. IBERIABANK can terminate Mr. Hudson at any time for just cause, after which Mr. Hudson will not be entitled to receive any compensation under the employment agreement. Mr. Hudson may terminate employment at any time by written notice, in which case he will receive his compensation and vested rights up to the date of termination of employment.

Under his employment agreement, Mr. Hudson has agreed not to compete with IBERIABANK throughout the term of his employment in the following parishes in the state of Louisiana: Jefferson, Orleans, St. Tammany, St. John the Baptist and East Baton Rouge. Mr. Hudson has also agreed that, throughout the term of his employment and for a period of six months following his employment, he will not, within the parishes specified, (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK or otherwise disrupt a previous banking relationship between such person and IBERIABANK, or (iii) solicit, induce or attempt to influence any person who has a business relationship with IBERIABANK, or who is engaged in discussions to enter into a business relationship with IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

In connection with the execution of the merger agreement, Barry B. Bleakley has entered into an employment agreement with IBERIABANK pursuant to which Mr. Bleakley has agreed to provide administrative and management services to IBERIABANK commencing on the effective date of the merger and ending 24 months thereafter. Pursuant to the employment agreement, Mr. Bleakley will be paid a base salary each year of $179,600 and will be entitled to receive discretionary bonuses that may be paid by IBERIABANK and will receive all benefits provided to permanent full-time employees of IBERIABANK, including, among other things, disability pay, participation in stock benefit plans and other fringe benefits applicable to senior management, and will be reimbursed for all reasonable business expenses. Mr. Bleakley also will be entitled to a certain percentage of paid annual vacation leave, with credit given for prior service with OMNI BANK, and a certain percentage of annual sick leave as established by the board of directors.

In the event of Mr. Bleakley’s death during the term of the employment agreement, his estate will receive compensation due to Mr. Bleakley through the last day of the calendar month of his death. If Mr. Bleakley’s employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement), he will receive the greater of his regular salary through the date of termination of the remaining term of the employment agreement or the amount that would otherwise be payable to him under IBERIABANK’s severance plan, and IBERIABANK will reimburse Mr. Bleakley for the cost of obtaining all health, life, disability, and other benefits which he would be eligible to receive through such date based on benefit levels being provided to Mr. Bleakley at the date of his termination of employment. IBERIABANK can terminate Mr. Bleakley at any time for just cause, after which Mr. Bleakley will not be entitled to receive any compensation under the employment agreement. Mr. Bleakley may terminate employment at any time by written notice in which case he will receive his compensation and vested rights up to the date of termination of employment.

Under his employment agreement, Mr. Bleakley has agreed not to compete with IBERIABANK throughout the term of his employment in the following parishes in the state of Louisiana: Jefferson, Orleans, St. Tammany, St. John the Baptist and East Baton Rouge. Mr. Bleakley has also agreed that, throughout the term of his employment and for a period of six months following his employment, he will not, within the parishes specified, (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK or otherwise disrupt a previous banking relationship between such person and IBERIABANK, or (iii) solicit, induce or attempt to influence any person who has a business relationship with IBERIABANK, or who is engaged in discussions to enter into a business relationship with IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

Consulting Agreement. IBERIABANK Corporation has also entered into a consulting agreement with S. Kyle Waters, pursuant to which Mr. Waters has agreed to provide consulting services to IBERIABANK Corporation for a period of 24 months from the conversion date of OMNI BANK’s processing systems. Prior to that date, Mr. Waters will serve as an employee of IBERIABANK. Mr. Waters has agreed to devote a minimum of 680 hours per year to providing consulting services for IBERIABANK Corporation, and in exchange, IBERIABANK Corporation has agreed to pay Mr. Waters a consulting fee of $125 per hour. Mr. Waters has also agreed that, during the term of his consultancy and for a period of 24 months thereafter, he will not (i) directly, or indirectly by assisting others, solicit, recruit or hire, or attempt to solicit, recruit or hire any other employee of IBERIABANK Corporation or its affiliates, or (ii) induce or attempt to induce any employee of IBERIABANK Corporation to terminate employment with IBERIABANK Corporation or to become employed by any entity or person other than IBERIABANK Corporation, if such employee or former employee has worked for IBERIABANK Corporation within the three-month period preceding the solicitation, recruitment, attempted recruitment, or hiring, and if such person became known to Mr. Waters as a result of Mr. Waters’ consulting relationship with IBERIABANK Corporation.

Conversion of Stock Options. Under the terms of the merger agreement, all OMNI BANCSHARES’ options outstanding and unexercised immediately prior to the effective time will be converted into the right to receive options respecting the shares of IBERIABANK Corporation’s common stock upon the same terms and conditions applicable to such options immediately prior to the effective time, except that the number of shares of IBERIABANK Corporation’s common stock subject to options into which a holder shall have such OMNI BANCSHARES’ options converted shall be equal to such number of shares of IBERIABANK Corporation’s common stock into which the shares of OMNI BANCSHARES’ common stock subject to options and warrants would have been converted had such options for OMNI BANCSHARES’ common stock been exercised by the holder at the effective time.

Indemnification. Pursuant to the merger agreement, IBERIABANK Corporation has agreed that for a period of six years after the effective time of the merger, it will indemnify, defend and hold harmless each present and former director and officer of OMNI BANCSHARES or any of its subsidiaries against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative in which such officer or director is, or is threatened to be made, a party or witness, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of OMNI BANCSHARES, OMNI BANK, or any other subsidiary of OMNI BANCSHARES, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger.

Directors and Officers Insurance. IBERIABANK Corporation and OMNI BANCSHARES have agreed that for a period of three years after the effective time of the merger IBERIABANK Corporation will, for total premiums not to exceed $752,000, maintain the current directors’ and officers’ liability insurance policy of OMNI BANCSHARES, provided that if the amount of annual premiums necessary to maintain or procure such coverage exceeds $752,000, IBERIABANK Corporation shall maintain the most advantageous directors’ and officers’ insurance obtainable for an annual premium not to exceed $752,000.

Appointment to Advisory Board. Pursuant to support agreements between IBERIABANK Corporation and each of the directors of OMNI BANCHSHARES, as of the effective time of the Merger, IBERIABANK Corporation will cause each OMNI BANCSHARES’ director to join IBERIABANK’s New Orleans or Baton Rouge advisory boards. It is currently intended that each of these directors will become members of such advisory board and will each receive a fee of not less than $500 per meeting attended for a minimum of three years service in such capacity.

Management and Operations After the Merger

Upon closing of the merger between OMNI BANCSHARES and IBERIABANK Corporation, the separate existence of OMNI BANCSHARES will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of IBERIABANK Corporation will be the articles of incorporation and bylaws of the combined entity, which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by OMNI BANCSHARES will become immediately the property of IBERIABANK Corporation. Upon completion of the merger, IBERIABANK Corporation currently anticipates relocating three OMNI BANK branches and closing one IBERIABANK branch in connection with the merger.

Effective Date of Merger

The parties expect that the merger will be effective in the second quarter of 2011, or as soon as possible after the receipt of all regulatory and shareholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the merger agreement and a certificate of merger with the Louisiana Secretary of State. If the merger is not consummated by February 21, 2012 and no consent to extend the date of consummation of the merger beyond such date has been granted by the party seeking to terminate, the merger agreement may be terminated by either OMNI BANCSHARES or IBERIABANK Corporation.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of OMNI BANCSHARES before the effective time of the merger. In general, the merger agreement obligates OMNI BANCSHARES to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, OMNI BANCSHARES has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	Amend its articles of incorporation or bylaws;

•	Permit any material lien or encumbrance on any share of capital stock held by it or by one of its subsidiaries;

•	Repurchase or acquire any shares of its capital stock;

•	Acquire direct or indirect control over any corporation or organization, other than in connection with, among other things, good faith foreclosures in the ordinary course of business;

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Issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	Incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

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Grant any increase in compensation or benefits to its officers or other employees, pay any bonus except as contemplated by the merger agreement, enter into any severance agreements with any of its directors or officers, grant any increase in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits outside of the ordinary course of its business;

•	Amend any existing employment, severance or similar contract, or enter into any new such contract;

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Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, other than any such change that is required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

•	Place on any of it assets any mortgage, lien, or other encumbrance, other than in the ordinary course of business consistent with past practices, or cancel any material indebtedness;

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Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to IBERIABANK Corporation;

•	Reduce its current reserve for loan losses, except as may be required by law, regulatory authority or GAAP; or

•	Other than in the normal course of its banking business, enter into any contract or series of related contracts involving a payment of more than $50,000.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to obtain all required covenants.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and OMNI BANCSHARES regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities;

•	the absence of adverse material litigation;

•	accuracy of IBERIABANK Corporation’s reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by each party.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and OMNI BANCSHARES to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of OMNI BANCSHARES and IBERIABANK Corporation;

•	approval of the merger agreement by the shareholders of OMNI BANCSHARES;

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the receipt of all material, required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition which in the reasonable judgment of the board of directors of IBERIABANK Corporation so materially and adversely affects the transactions contemplated by the merger agreement so as to render inadvisable to consummation of the merger;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this proxy statement-prospectus is a part must have become effective under the Securities Act of 1933;

•	neither OMNI BANCSHARES nor IBERIABANK Corporation shall have suffered a material adverse effect;

•	the receipt of standard legal opinions from counsel for OMNI BANCSHARES and IBERIABANK Corporation;

•	the issuance of a tax opinion to IBERIABANK Corporation and OMNI BANCSHARES to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the shares of IBERIABANK Corporation to be issued in the merger shall have been authorized for listing on the NASDAQ Global Select Market; and

•	obtaining any necessary third party consents.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. OMNI BANCSHARES and IBERIABANK Corporation have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System and the Louisiana Commissioner of Financial Institutions. IBERIABANK Corporation has filed application materials necessary to obtain these regulatory approvals, but all such approvals have not been received and the required waiting periods have not expired as of the date of this proxy statement-prospectus. The merger cannot be completed without such approvals. IBERIABANK Corporation cannot assure that it will obtain the required regulatory approvals, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. We also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. We presently contemplate that we and/or IBERIABANK Corporation will seek additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, we cannot assure that we will obtain any such additional approvals or actions.

Federal Reserve Board. The mergers are subject to the prior approval of or waiver from the FRB which may not approve a merger if:

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such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

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the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Louisiana Commissioner of Financial Institutions. The merger of OMNI BANK and IBERIABANK is also subject to prior approval of the Commissioner of Financial Institutions of the State of Louisiana. That merger will become effective when the merger agreement has been filed with and recorded by the Commissioner.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, OMNI BANCSHARES has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

OMNI BANCSHARES may, however, furnish information regarding OMNI BANCSHARES to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if OMNI BANCSHARES’ board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that the action is required for OMNI BANCSHARES’ board of directors to comply with their fiduciary obligations under applicable law.

OMNI BANCSHARES must promptly notify IBERIABANK Corporation of such acquisition proposal, the material terms and conditions of the acquisition proposal, and the identity of the person making the proposal.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by OMNI BANCSHARES’ shareholders, as follows:

•	by mutual consent of the board of directors of IBERIABANK Corporation and OMNI BANCSHARES;

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by a non-breaching party if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach has not been cured within thirty (30) days after notice from the terminating party;

•	by either IBERIABANK Corporation or OMNI BANCSHARES if the merger has not occurred on or before February 21, 2012 and no consent to extension has been granted by either party;

•	by either IBERIABANK Corporation or OMNI BANCSHARES if OMNI BANCSHARES’ shareholders do not approve the merger agreement and merger;

•	by either party if any required regulatory approvals for consummation of the merger is not obtained; or

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by IBERIABANK Corporation, in the event any regulatory approval is conditioned upon the satisfaction of any condition or requirement that, in the good faith opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger as to render consummation of the merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run.

The board of directors of IBERIABANK Corporation may terminate the merger agreement if OMNI BANCSHARES’ board of directors resolves to withdraw, modify or change its recommendation to OMNI BANCSHARES’ shareholders of the merger agreement, or recommends any acquisition proposal of OMNI BANCSHARES other than the merger.

If OMNI BANCSHARES’ board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to OMNI BANCSHARES’ shareholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised acquisition proposal on terms not less favorable to OMNI BANCSHARES than the terms of the superior proposal. IBERIABANK Corporation will have the right to exercise its right of first refusal within five business days after receipt of notice of the superior proposal from OMNI BANCSHARES. If IBERIABANK Corporation fails to exercise its right of first refusal, OMNI BANCSHARES will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and shareholder approval. The merger agreement may also be amended or modified at any time, before or after its approval by the shareholders of OMNI BANCSHARES, by mutual agreement, except that any amendment made after shareholder approval may not alter the consideration to OMNI BANCSHARES’ shareholders without the additional approval of shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that the following provisions of the agreement will survive:

•	a breaching party will not be relieved of liability for the willful breach of any representation, warranty or covenant; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If the merger agreement is terminated by IBERIABANK Corporation due to a willful material breach by OMNI BANCSHARES or the recommendation by OMNI BANCSHARES’ board of directors of another acquisition proposal and within 6 months after the date of termination, OMNI BANCSHARES, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then OMNI BANCSHARES will pay IBERIABANK Corporation $5 million within five business days after acceptance of the acquisition proposal. On the other hand, if the merger agreement is terminated by OMNI BANCSHARES because of a willful breach of a representation, warranty, covenant or other agreement by IBERIABANK corporation or certain other limited reasons, then IBERIABANK Corporation may be required to pay OMNI BANCSHARES a termination fee of $5,000,000. If the merger agreement is terminated due to either party’s failure to satisfy its representations, warranties or covenants, IBERIABANK Corporation or OMNI BANCSHARES will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $500,000.

Fees and Expenses

IBERIABANK Corporation and OMNI BANCSHARES will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

The following is a discussion of the material federal income tax consequences of the merger to IBERIABANK Corporation, OMNI BANCSHARES and holders of OMNI BANCSHARES’ common stock. The discussion is based upon the Internal Revenue Code (the “Code”), Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this proxy statement-prospectus. This discussion assumes that the OMNI BANCSHARES’ common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of OMNI BANCSHARES’ common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of IBERIABANK Corporation, OMNI BANCSHARES and others.

It is a condition to each of the party’s obligations to complete the merger that the parties each will have received an opinion of Adams and Reese LLP dated as of the completion of the merger and that the merger will be treated as a reorganization within the Internal Revenue Code. If either party waives the requirement of receiving a tax opinion and there is a material change in tax consequences to OMNI BANCSHARES’ shareholders, you will be notified of such an event and given the opportunity to confirm or change your vote. The tax opinion of Adams and Reese LLP must be substantially to the following effect:

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the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBERIABANK Corporation and OMNI BANCSHARES will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	no gain or loss will be recognized by IBERIABANK Corporation or OMNI BANCSHARES as a result of the merger;

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a shareholder of OMNI BANCSHARES who receives IBERIABANK Corporation common stock and cash in exchange for all of such shareholder’s shares of OMNI BANCSHARES’ common stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation’s common stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBERIABANK Corporation’s common stock) over (b) the shareholder’s aggregate tax basis in the shares of OMNI BANCSHARES’ common stock exchanged in the merger; and (2) the amount of cash received;

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the aggregate tax basis of the IBERIABANK Corporation common stock received by a shareholder of OMNI BANCSHARES who exchanges all of such shareholder’s OMNI BANCSHARES’ common stock in the merger will equal such shareholder’s aggregate tax basis in the shares of OMNI BANCSHARES’ common stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBERIABANK Corporation’s common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such shareholder in the merger; and

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the holding period of the shares of IBERIABANK Corporation’s common stock received in the merger will include the period during which the shares of OMNI BANCSHARES’ common stock surrendered in exchange therefore were held, provided such shares of OMNI BANCSHARES’ common stock were held as capital assets at the effective date of the merger.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by IBERIABANK Corporation and OMNI BANCSHARES, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge OMNI BANCSHARES’ shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of IBERIABANK Corporation Common Stock

The shares of IBERIABANK Corporation common stock to be issued to shareholders of OMNI BANCSHARES under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded by such shareholders without restriction (unless they are affiliates of IBERIABANK Corporation, in which case certain restrictions under the securities laws may apply). Certain shareholders who are deemed to be affiliates of IBERIABANK Corporation must abide by certain transfer restrictions under the Securities Act.

Bank Merger

IBERIABANK Corporation expects to merge OMNI BANK with and into IBERIABANK, which will be the surviving bank, immediately after the merger of the holding companies.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the purchase method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of OMNI BANCSHARES over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on the April 27, 2011 closing price of $59.71, management of IBERIABANK Corporation estimates that the common stock consideration at closing would be approximately $44.2 million. Utilizing information as of December 31, 2010, estimated goodwill and other intangibles would total approximately $41.5 million. IBERIABANK Corporation’s reported income would include the operations of OMNI BANCSHARES after the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of OMNI BANCSHARES. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect OMNI BANCSHARES’ historical financial position or results of operation.

Dissenters’ Rights of Appraisal

If the merger agreement is not approved by the holders of at least 80% of the outstanding OMNI BANCSHARES’ common stock, Section 131 of the Louisiana Business Corporation Law allows an OMNI BANCSHARES’ shareholder who objects to the merger agreement and who complies with the provisions of that section to dissent from the merger agreement and to have paid to him or her in cash the fair cash value of his or her shares of OMNI BANCSHARES’ common stock, which “fair cash value” shall be determined as of the day immediately before the special meeting, as determined by agreement between the shareholder and IBERIABANK Corporation, or by a Louisiana court if the shareholder and IBERIABANK Corporation are unable to agree. Shareholders of IBERIABANK Corporation are not entitled to dissenters’ rights.

The following is a summary of the steps to be taken by any OMNI BANCSHARES’ shareholder who is interested in perfection of his or her dissenter’s rights. This summary should be read in conjunction with the full text of Section 131, which is attached hereto as Appendix C.

To exercise the right of dissent, an OMNI BANCSHARES’ shareholder:

•	must file with OMNI BANCSHARES a written objection to the merger agreement prior to or at the special meeting; and

•	must also vote his or her shares (in person or by proxy) against the merger agreement at the special meeting.

Neither a vote against the merger agreement nor a specification in a proxy to vote against the merger agreement will in and of itself constitute the necessary written objection to the merger agreement. Moreover, by voting in favor of, or abstaining from voting on, the merger agreement, or by returning the enclosed proxy without instructing the proxy holders to vote against the merger agreement, a shareholder waives his or her rights under Section 131. The right to dissent may be exercised only by the record owners of the shares and not by persons who hold shares only beneficially. Beneficial owners who wish to dissent to the merger agreement should have the record ownership of the shares transferred to their names or instruct the record owner to follow the Section 131 procedure on their behalf.

If the merger agreement is approved by less than 80% of the total number of shares of OMNI BANCSHARES’ common stock outstanding, then promptly after the effective date written notice of the consummation of the merger agreement will be given by IBERIABANK Corporation by mail to each former shareholder of OMNI BANCSHARES who filed a written objection to the merger agreement and voted against it at the shareholder’s last address on OMNI BANCSHARES’ records. Within 20 days after the mailing of the notice, the shareholder must file with IBERIABANK Corporation a written demand for payment for his or her shares at their fair cash value (determined as of the day before the OMNI BANCSHARES’ special meeting) and must state the amount demanded and a post office address to which IBERIABANK Corporation may reply. He or she must also deposit the certificates formerly representing his shares of OMNI BANCSHARES’ common stock in escrow with a bank or trust company located in Jefferson Parish, Louisiana. The certificates must be duly endorsed and transferred to IBERIABANK Corporation upon the sole condition that they be delivered to IBERIABANK Corporation upon payment of the value of the shares in accordance with Section 131. With the above-mentioned demand, the shareholder must also deliver to IBERIABANK Corporation the written acknowledgment of the bank or trust company with which the certificates have been deposited that it holds the certificates.

Unless the shareholder objects to and votes against the merger agreement, demands payment, endorses and deposits his certificates and delivers the required written acknowledgment in accordance with the procedures and within the time periods set forth above, the shareholder will conclusively be presumed to have acquiesced to the merger agreement and will forfeit any right to seek payment pursuant to Section 131.

If IBERIABANK Corporation does not agree to the value stated and demanded by the shareholder, or does not agree that payment is due, it will, within 20 days after receipt of the shareholder’s demand and acknowledgment, notify the dissenting shareholder in writing at the designated post office address of its disagreement and shall state in the notice the value it will agree to pay if any payment should be held to be due; otherwise IBERIABANK Corporation shall be liable for and shall pay to the dissenting shareholder the value demanded for his or her shares. In this regard, shareholders should be aware that opinions of investment banking firms as to fairness from a financial point of view, including the opinion of Howe Barnes described in this proxy statement-prospectus, are not opinions as to “fair value” under Louisiana law, and a determination of the fair cash value of the shares could be more or less than the consideration to be paid by IBERIABANK Corporation in the merger.

If the shareholder does not agree to accept the offered amount, or disagrees with IBERIABANK Corporation’s assertion that no payment is due, he or she must, within 60 days after receipt of IBERIABANK Corporation’s notice, file suit against IBERIABANK Corporation in the district court for Lafayette Parish, Louisiana for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such suit may, within such 60-day period but not thereafter, intervene as a plaintiff in any suit filed against IBERIABANK Corporation by another former shareholder for a judicial determination of the fair cash value of such other shareholder’s shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he or she will be deemed to have consented to accept IBERIABANK Corporation’s statement that no payment is due or, if IBERIABANK Corporation does not contend that no payment is due, to accept the amount specified by IBERIABANK Corporation in its notice of disagreement.

When the fair value of the shares has been agreed upon between the shareholder and IBERIABANK Corporation, or when IBERIABANK Corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value IBERIABANK Corporation agrees is due because of the shareholder’s failure to bring suit within 60 days after receipt of notice of IBERIABANK Corporation’s disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon or the liability of IBERIABANK Corporation became fixed.

If IBERIABANK Corporation, in its notice of disagreement, offers to pay the dissenting shareholder on demand an amount in cash deemed by it to be fair cash value of his or her shares, and if, on the institution of a suit by the dissenting shareholder claiming an amount in excess of the amount offered, IBERIABANK Corporation deposits with the court the amount offered in its notice of disagreement, then the costs, not including legal fees of the proceeding will be taxed against IBERIABANK Corporation if the amount finally awarded to the shareholder, exclusive of interest and costs, is more than the amount offered and deposited by IBERIABANK Corporation, and judicial interest may be awarded against IBERIABANK Corporation only on the amount of the award in excess of the amount deposited. Otherwise, the costs of the proceeding will be taxed against the shareholders and no interest will be paid.

Upon filing a demand for the value of his or her shares, a shareholder ceases to have any rights of a shareholder except the rights created by Section 131. The shareholder’s demand may be withdrawn voluntarily at any time before IBERIABANK Corporation gives its notice of disagreement, but thereafter only with the written consent of IBERIABANK Corporation. If his or her demand is properly withdrawn, or if the shareholder otherwise loses his or her’s dissenters’ rights, he or she will be restored to his or her rights as a shareholder as of the time of filing of his or her demand for fair cash value.

Until the effective date, dissenting shareholders of OMNI BANCSHARES should send any communications regarding their rights to Barry B. Bleakley, Secretary, OMNI BANCSHARES, 2900 Ridgelake Drive, Metairie, Louisiana 70002. After the effective date of the merger, dissenting shareholders should send any communications regarding their rights to George J. Becker, III, Secretary, IBERIABANK Corporation, 200 West Congress Street, Lafayette, Louisiana 70501. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his shares are registered on the books of OMNI BANCSHARES.

Stock Trading and Dividend Information

IBERIABANK Corporation’s common stock is currently listed on the NASDAQ Global Select Market under the symbol “IBKC.” The following table sets forth the high and low trading prices for shares of IBERIABANK Corporation common stock and cash dividends paid per share for the periods indicated. As of April 27, 2011, there were 26,980,794 shares of IBERIABANK Corporation’s common stock issued and outstanding, and approximately 2,085 shareholders of record.

	Price Range of Common Stocks and Dividends
	IBERIABANK Corporation
	High ($)	Low ($)	Dividends ($)
Calendar 2009
First Quarter	$48.04	$35.78	$0.34
Second Quarter	$51.44	$37.00	$0.34
Third Quarter	$50.05	$38.75	$0.34
Fourth Quarter	$57.00	$41.76	$0.34
Calendar 2010
First Quarter	$62.31	$51.81	$0.34
Second Quarter	$64.09	$51.48	$0.34
Third Quarter	$55.30	$48.31	$0.34
Fourth Quarter	$61.30	$49.24	$0.34
Calendar 2011
First Quarter	$60.90	$54.82	$0.34
Second Quarter (through April 27, 2011)	$60.96	$57.65	—

On February 18, 2011, the business day immediately preceding the public announcement of the merger, the closing price of IBERIABANK Corporation’s common stock as reported on the NASDAQ Global Select Market was $57.17 per share. Based on the closing price of $57.17 per share of IBERIABANK Corporation’s common stock on that date and the exchange ratio of 0.3313 of a share of IBERIABANK Corporation’s common stock for each share of OMNI BANCSHARES’ common stock, the equivalent per share market value of each share of OMNI BANCSHARES’ common stock to be exchanged for IBERIABANK Corporation’s common stock would be $18.94 per share ($57.17 X 0.3313).

There is no established public trading market in which shares of OMNI BANCSHARES’ common stock are regularly traded, nor are there any uniformly quoted prices for OMNI BANCSHARES’ shares. The last sale of OMNI BANCSHARES’ common stock prior to the execution of the merger agreement known to OMNI BANCSHARES’ management occurred in December 2010, at approximately $10 per share. OMNI BANCSHARES paid no quarterly cash dividend to the holders of its common stock in each of the seven quarters ending December 31, 2010. OMNI BANCSHARES paid aggregate dividends to the holders of its Class C Preferred Stock of $206,000 in the third quarter 2009.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the proposed merger, holders of OMNI BANCSHARES’ common stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Business Corporation Law or LBCL and OMNI BANCSHARES’ articles of incorporation and bylaws, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the Louisiana Business Corporation Law and IBERIABANK Corporation’s articles of incorporation and bylaws. Certain significant differences exist between the rights of OMNI BANCSHARES shareholders and those of IBERIABANK Corporation’s shareholders. Material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law, as well as to OMNI BANCSHARES’ articles of incorporation and bylaws and IBERIABANK Corporation’s articles of incorporation and bylaws.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of shareholders, that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find More Information” on page 72 as to how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock, par value $1.00 per share, of which 26,980,794 shares were issued and outstanding as of April 27, 2011, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation’s shareholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. The outstanding shares of IBERIABANK Corporation’s common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation’s shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation’s common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation’s common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation’s shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting right, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of IBERIABANK Corporation that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of IBERIABANK Corporation. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

OMNI BANCSHARES. OMNI BANCSHARES authorized common stock consists of 10,000,000 shares of OMNI BANCSHARES’ common stock, par value $1.00 per share, of which 2,109,641 shares were issued and outstanding as of February 21, 2011, and 500,000 shares of preferred stock, par value $1.00 per share, of which none are issued and outstanding. Generally, holders of OMNI BANCSHARES’ common stock have the same rights and privileges with respect to OMNI BANCSHARES’ common stock as the holders of IBERIABANK Corporation’s common stock have with respect to IBERIABANK Corporation.

Amendment of Articles of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

OMNI BANCSHARES. No amendment to the articles of incorporation of OMNI BANCSHARES will be made unless it is first approved by a majority of the board of directors and thereafter by a two-thirds vote of all outstanding stock entitled to vote which is present or represented at a special meeting called and held for such purpose.

The articles of incorporation of OMNI BANCSHARES provide that the board of directors may adopt, amend and alter bylaws for the government of the company not inconsistent with the provisions of law or the articles of incorporation. The bylaws of OMNI BANCSHARES provide that the power and authority to alter, amend or repeal the bylaws are concurrently vested in the board of directors and the shareholders, subject to right of the shareholders to repeal the authority of the board of directors to alter, amend, or repeal the bylaws or to adopt new bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares entitled to vote.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 9 members. The directors do not need to be shareholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation’s common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation’s directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believe that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

OMNI BANCSHARES. OMNI BANCSHARES’ articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify not less than five (5) and not more than thirty (30) board members, with the actual number of directors to be fixed from time to time. The directors are not required to be shareholders of OMNI BANCSHARES but at least a majority of the directors must be citizens and domiciliaries of the State of Louisiana. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

OMNI BANCSHARES’ articles of incorporation and bylaws does not divide the board of directors into classes, but rather, merely gives the option for the board of directors to be divided into classes and to have staggered terms. Because the board of directors has not been divided into classes or staggered terms, this means that the entire board of directors stands for election each year. The effect of OMNI BANCSHARES’ non-classified board of directors is that all members of the board are elected each year; consequently, only one annual meeting is effectively required for OMNI BANCSHARES’ shareholders to change a majority of the members of the Board.

Like IBERIABANK Corporation, each OMNI BANCSHARES’ shareholder generally is entitled to one vote for each share of common stock held and is not entitled to cumulative voting rights in the election of directors. The bylaws of OMNI BANCSHARES provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

OMNI BANCSHARES. Under the bylaws of OMNI BANCSHARES, at a meeting called expressly for such purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Limitations on Director Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

OMNI BANCSHARES. The articles of incorporation of OMNI BANCSHARES provide that a director or officer of the corporation will not be personally liable to the corporation or its shareholders for monetary damages resulting from a director’s or officer’s breach of fiduciary, except to the extent that by law a director’s or officer’s liability may not be limited. This provision does not eliminate or limit the liability of the OMNI BANCSHARES’ directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit.

Indemnification

IBERIABANK Corporation. The LBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the corporation, if he was serving at the request of the corporation as a director, officer, employee, or agent against expenses actually and reasonably incurred, including attorneys’ fees, judgments, fines, and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

However, in case of actions by or in the right of the corporation, the indemnity shall be limited to expenses not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion and no indemnification shall be made if such person shall have been held liable for willful or intentional misconduct unless determined by a court of competent jurisdiction that in view of all of the circumstances of the case such person is entitled to indemnity.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) a majority vote of a quorum consisting of directors who were not party to such suit, (2) if such quorum is unobtainable and the board of directors so directs, by special legal counsel, and (3) by the shareholders.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

OMNI BANCSHARES. OMNI BANCSHARES’ articles of incorporation provide that OMNI BANCSHARES will indemnify its officers, directors, advisory directors and employees to the fullest extent permitted by the LBCL. Such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of OMNI BANCSHARES and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of OMNI BANCSHARES, such indemnification will be limited to expenses (including attorneys’ fees and amounts paid in settlement) not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion, actually or reasonably incurred in connection with the defense or settlement of such action. The rights of indemnification provided in OMNI BANCSHARES’ articles of incorporation are not exclusive of any other rights which may be available as a matter of law or under any insurance or other agreement and are subject to the general discussion above relating to the LBCL and the Securities Act of 1933.

Special Meetings of Shareholders

IBERIABANK Corporation. Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

OMNI BANCSHARES. OMNI BANCSHARES’ articles of incorporation provide that special meetings of shareholders may be called at any time, by the President or the board of directors of OMNI BANCSHARES or by the secretary upon written request of a shareholder or shareholders holding in the aggregate a majority of the total voting power.

Consent of Shareholders

IBERIABANK Corporation. Under the LBCL, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

OMNI BANCSHARES. Under the LBCL, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Shareholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s charter establishes advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholders. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

OMNI BANCSHARES. OMNI BANCSHARES’ bylaws establish advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of OMNI BANCSHARES’ board of directors) of candidates for election as directors. A shareholder of OMNI BANCSHARES wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days (but not more than 90 days) before any meeting of the shareholders called for election of directors, together with the following information (to the extent known by the notifying shareholder): (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of stock of OMNI BANCSHARES that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of stock of OMNI BANCSHARES owned by the notifying shareholder; and (f) whether the notifying shareholder intends or is part of a group which intends to solicit proxies from other stockholders in support of such nomination. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the chairperson in its discretion.

Business Combinations and Control Share Acquisitions

IBERIABANK Corporation. The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested shareholders. Interested shareholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested shareholder be approved by shareholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested shareholder), unless certain complicated pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

OMNI BANCSHARES. OMNI BANCSHARES articles of incorporation expressly provide that the control share acquisition provisions of the LBCL shall apply to the corporation. Because OMNI BANCSHARES’ articles of incorporation do not expressly opt out of the business combination provisions of the LBCL, such provisions apply to OMNI BANCSHARES. Otherwise, the OMNI BANCSHARES’ articles of incorporation provide that the corporation may be merged, consolidated, acquired through a share exchange or dissolved, or the articles of incorporation may be amended, by a two-thirds (2/3) vote of all outstanding stock entitled to vote which is present or represented at a special meeting called and held for such purpose after thirty (30) days written notice.

Dissenters’ Rights

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; (iii) shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

OMNI BANCSHARES. OMNI BANCSHARES’ shareholders have dissenters’ rights under the Louisiana Business Corporation Law.

Shareholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person that has been a shareholder of record of at least 5% of the outstanding shares of any class for at least six months is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records for a proper and reasonable purpose.

OMNI BANCSHARES. OMNI BANCHSHARES’ shareholders have the same rights of inspection with respect to books and records as IBERIABANK Corporation’s shareholders.

Dividends

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions to its shareholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation. As with OMNI BANCSHARES, substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institution, and there are various statutory and regulatory limitations on the ability of such subsidiary to pay dividends to IBERIABANK Corporation.

OMNI BANCSHARES. OMNI BANCHSHARES’ shareholders have the same dividend rights as IBERIABANK Corporation shareholders under the LBCL, subject to the various statutory and regulatory limitations discussed above.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page 72.

General

IBERIABANK Corporation is authorized to issue 50,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation’s common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation’s common stock.

As of April 27, 2011, there were 26,980,794 shares of common stock of IBERIABANK Corporation outstanding, 1,099,047 shares of common stock of IBERIABANK Corporation were held in treasury and 1,287,412 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger on a pro forma basis (using an exchange ratio of 0.3313), approximately 27,721,696 shares of IBERIABANK Corporation’s common stock will be outstanding, assuming all outstanding OMNI BANCSHARES’ stock options are exercised prior to the merger.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the merger, also will be provided through dividends from IBERIABANK. Payments of dividends by IBERIABANK Corporation are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the board of directors of IBERIABANK Corporation and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK, IBERIABANK Corporation, as holder of the subsidiary’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK, all assets of IBERIABANK available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. IBERRIABANK Corporation’s common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

General

IBERIABANK Corporation is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003). IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At December 31, 2010, IBERIABANK Corporation had total assets of approximately $10.0 billion, total deposits of approximately $7.9 billion, and total shareholders’ equity of approximately $1.3 billion. Additional information about IBERIABANK Corporation is included in documents incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information” on page 72.

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to IBERIABANK Corporation is incorporated by reference or set forth in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated into this document by reference. See “Where You Can Find More Information” on page 72.

CERTAIN INFORMATION CONCERNING OMNI BANCSHARES, INC.

General

OMNI BANCSHARES, Inc. is a registered bank holding company subject to the supervision and regulation of the Louisiana Office of Financial Institutions and is a corporation organized under the laws of the State of Louisiana. Its main office is located at 2900 Ridgelake Drive, Metairie, Louisiana 70002 (Telephone Number: (504) 833-2900). OMNI BANCSHARES, Inc. is the parent company of OMNI BANK, which is a Louisiana-chartered commercial bank.

At December 31, 2010, OMNI BANCSHARES had total assets of approximately $736 million, total deposits of approximately $645 million, and total shareholders’ equity of approximately $31 million.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation appearing in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., Washington, D.C., special counsel to IBERIABANK Corporation. The United States federal income tax consequences of the merger transaction will be passed on by Adams and Reese LLP, New Orleans, Louisiana, counsel to OMNI BANCSHARES.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by OMNI BANCSHARES at the time of the special meeting to be voted for an adjournment, if necessary, OMNI BANCSHARES has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of OMNI BANCSHARES unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF

OMNI BANCSHARES COMMON STOCK

The following table sets forth, to the best knowledge and belief of OMNI BANCSHARES, certain information regarding the beneficial ownership of the OMNI BANCSHARES common stock as of February 21, 2011, by (i) each person known to OMNI BANCSHARES to be the beneficial owner of more than 5% of the outstanding OMNI BANCSHARES common stock, (ii) each director and certain named executive officers of OMNI BANCSHARES and (iii) all of OMNI BANCSHARES directors and executive officers as a group.

Directors and Named Executive Officers	Shares Beneficially Owned (1)		Percent of Class

James J. Bryan, Jr. [b]	48,903	(2)	2.32%

Timothy P. Coulon [b]	12,861	(3)	0.61%

G. Michael Hollingsworth [b]	10,666		0.51%

James M. Hudson a b c	56,132	(4)	2.66%

Patricia S. LeBlanc [b]	21,488	(5)	1.02%

Bernard (Ben) Louviere, Jr. [b]	52,758		2.50%

Julio A. Melara [b]	10,138	(6)	0.48%

Robert G. Miller, Jr. [b]	6,668	(7)	0.32%

Ricardo M. Perez [b]	87,799	(8)	4.16%

Michael A. Polito [b]	3,000		0.14%

William H. Shane, Jr. [b]	126,666	(9)	6.00%

Stephen J. Simone [b]	209,153	(10)	9.91%

John F. Stumpf, Jr. [b]	43,936	(11)	2.08%

Edgar E. Walker [b]	84,014	(12)	3.98%

S. Kyle Waters a b c	-0-		0.00%

Barry B. Bleakley a c	1,800		0.09%

All Directors and Executive Officers as a Group (16 persons)	775,982		36.78%

5% Shareholders	Shares Beneficially Owned (1)		Percent of Class(4)

Allan M. Katz	126,787	(13)	6.01%

Josie T. Miller	201,668	(14)	9.56%

a.	Denotes a person who serves as an executive officer of OMNI BANCSHARES, Inc.
b.	Denotes a person who serves as a director of OMNI BANK.
c.	Denotes a person who serves as an executive officer of OMNI BANK.

1. Unless otherwise noted, represents all shares held individually, held in individual retirement accounts or in trust for the benefit of the director or executive officer, held jointly with spouse, or registered in the name or for the benefit of minor children.

2. Includes 550 shares registered in the name of MJW Realty LLC, a business corporation controlled by Mr. Bryan.

3. Includes 5,026 shares in the name of RSBCO FBO Mary Coulon IRA.

4. Excludes 877 shares in the name of Zachary Hudson and 675 shares in the name of Joshua Hudson, the beneficial ownership of which is disclaimed by Mr. Hudson. Joshua and Zachary Hudson are the children of Mr. Hudson. Excludes 150 shares in the name of Michelle P. Hudson as Custodian for Anthony J. Genusa IV and 150 shares in the name of Michelle P. Hudson as Custodian for Jennifer A. Genusa, the beneficial ownership of which is disclaimed by Mr. Hudson. Michelle P. Hudson is the spouse of Mr. Hudson. Anthony and Jennifer Genusa are the children of Mrs. Hudson. Also excludes 185 shares in the name of Denise C. Altobello as custodian for Joshua Hudson and 185 shares in the name of Denise C. Altobello as custodian for Zachary Hudson.

5. Includes 6,668 shares in the name of Byron A. LeBlanc. Byron A. LeBlanc is the spouse of Mrs. LeBlanc.

6. Includes 500 shares in the name of Louisiana Business, Inc., a business corporation controlled by Mr. Melara, and 288 shares in the name of OMNI BANK Trust Department, Custodian FBO Sherry Melara, IRA. Sherry Melara is Mr. Melara’s spouse.

7. Mr. Miller is the son of Mrs. Josie T. Miller. He holds a 2.60% membership interest and is the Trustee of the Robert G. Miller, Jr. Childrens’ Trust, which holds a 2.17% membership interest in the Robert G. Miller Family Investments, L.L.C., a limited liability company controlled by Mrs. Miller that beneficially owns 170,000 shares.

8. Includes 12,340 shares in the name of RSBCO FBO Traci Perez IRA, 330 shares in the name of Traci Perez, 1,160 shares in the name of Victor A. Perez or Traci Perez. Victor A. Perez is the childe of Mr. Perez. Traci Perez is the spouse of Mr. Perez.

9. Includes 16,666 shares registered in the name of The GD2 Trust of which Mr. Shane acts as Trustee. Also includes 2,000 shares in the name Gulf Coast Bank & Trust Company FBO Patricia Artigues Shane IRA. Patricia Shane is the spouse of Mr. Shane.

10. Includes 10,541 shares in the name of Joseph P. Simone, II, 5,369 shares in the name of Joseph P. Simone, II or Stephen J. Simone, 750 shares in the name of Matthew D. Simone, 1,500 shares in the name of Matthew D. Simone or Stephen J. Simone and 9,609 shares in the name of Stephen J. Simone as Custodian for Matthew David Simone. Excludes 15,955 shares in the name of The Robert and Debra Wilson Irrevocable Trust for Mary Lucille Wilson of which Mr. Simone acts as Trustee, the beneficial ownership of which is disclaimed by Mr.

Simone. Also excludes 3,668 shares in the name of Joseph P. Simone or Rose Gallo Simone, or Stephen J. Simone and Diane Simone Lagraize. Joseph and Rose Simone are the parents of Stephen J. Simone. Also includes 2,110 shares in the name of Stephen J. Simone or Joseph P. Simone II. Excludes 10,000 shares in the name of Joseph P. Simone or Rose Gallo Simone or Stephen J. Simone.

11. Includes 33,334 shares in the name of Abshire Investments, LLC.

12. Includes 480 shares registered in the name of Eleanor B. Walker. Includes 2,934 shares in the name of Walker Resources, Inc., which is a business corporation controlled by Mr. Walker.

13. Includes 1,500 shares registered in the name of Terri Katz, 5,700 shares registered in the name of Terri K. Jennings Katz, and 1,548 shares registered in the name of OMNI BANK Trust Department Custodian FBO Terri Jennings Katz, IRA. Terri Jennings Katz is the spouse of Mr. Katz. Also includes 54,000 shares in the name of Katz & Simone, APLC, Pension and Profit Sharing Plan, Allan M. Katz Rollover Account, the voting rights of which are exercised by Mr. Stephen J. Simone as Trustee. Mr. Simone, however, disclaims the beneficial ownership of the 54,000 shares in the name of Katz & Simone, APLC, Pension and Profit Sharing Plan, Allan M. Katz Rollover Account.

14. Includes 15,000 shares registered in the name of Edward D. Jones & Co. Custodian FBO Josie Miller and 170,000 shares registered in the name of RG Miller Family Investments, LLC, a limited liability company controlled by Mrs. Miller. Mrs.  Miller is the mother of Robert G. Miller, Jr.

OTHER MATTERS

As of the date of this document, the OMNI BANCSHARES’ board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the SEC a registration statement under the Securities Act of 1933 that registers the shares of IBERIABANK Corporation common stock to be issued to OMNI BANCSHARES shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of IBERIABANK Corporation and OMNI BANCSHARES.

The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement-prospectus. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation, that file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the SEC are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. We have included the web addresses of the SEC and IBERIABANK Corporation as inactive textual references only. Except as specifically incorporated by reference into this proxy statement-prospectus, information on those web sites is not part of this proxy statement-prospectus.

You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation at the offices of the NASDAQ Global Select Market.

The SEC allows IBERIABANK Corporation to incorporate certain information into this proxy statement-prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement-prospectus, except for any information that is superseded by information in this proxy statement-prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this proxy statement-prospectus.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Current Reports on Form 8-K dated January 26, 2011, February 22, 2011, March 11, 2011 and March 16, 2011, except to the extent such information is deemed furnished.

•

The description of IBERIABANK Corporation common stock set forth in the registration statement on Form 8-A filed on March 28, 1995, pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, IBERIABANK Corporation is incorporating by reference any documents it may file under the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the special meeting of OMNI BANCSHARES shareholders, except to the extent such information is deemed furnished.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to IBERIABANK Corporation, and OMNI BANCSHARES has supplied all information contained in this proxy statement-prospectus relating to OMNI BANCSHARES.

Neither IBERIABANK Corporation nor OMNI BANCSHARES has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation and OMNI BANCSHARES; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of IBERIABANK Corporation and OMNI BANCSHARES and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse affects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither IBERIABANK Corporation or OMNI BANCSHARES undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is dated as of February 21, 2011, between OMNI Bancshares, Inc. (“OMNI”), a bank holding company with principal offices in Metairie, Louisiana, and IBERIABANK Corporation (“IBKC”), a bank holding company with principal offices in Lafayette, Louisiana.

RECITALS

1. The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party and its shareholders.

2. By virtue of the reorganization that is effectuated by this Agreement, OMNI will be merged with and into IBKC, and except as provided in this Agreement, the then outstanding shares of OMNI Common Stock will be converted into shares of IBKC Common Stock.

3. The Merger is subject to prior OMNI shareholder and regulatory approvals and the prior satisfaction of certain other conditions set forth in this Agreement.

4. The parties hereto intend that the reorganization contemplated by this Agreement qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1 “Acquisition Proposal” – shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the capital stock or assets of, share exchange, or other business combination involving the acquisition of OMNI or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, OMNI or any of its Subsidiaries, or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated under this Agreement.

1.2 “Agreement” – this Agreement and Plan of Merger, including any amendment hereto.

1.3 “LBCL” – the Louisiana Business Corporation Law.

1.4 “BHC Act” – the federal Bank Holding Company Act of 1956.

1.5 “Business Day” – Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the state of Louisiana is authorized or obligated to close.

1.6 “Certificates” – the certificates representing shares of OMNI Common Stock on or prior to the Effective Date.

1.7 “Closing” – the closing of the transactions contemplated hereunder as described in Section 3.1 of this Agreement.

1.8 “Code”– the Internal Revenue Code of 1986, as amended.

1.9 “Effective Date” – the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.10 “ERISA” – the Employee Retirement Income Security Act of 1974, as amended.

1.11 “Exchange Agent” – IBKC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to OMNI which shall act as the exchange agent pursuant to Section 2.2(d) hereof.

1.12 “Exchange Ratio” – means shares of IBKC common stock, as may adjusted in accordance with Section 2.2(a) of this Agreement.

1.13 “Federal Reserve” – the Board of Governors of the Federal Reserve System.

1.14 “Financial Statements” – (i) the unaudited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor as of September 30, 2010 and the audited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor as of December 31, 2009, and (ii) the related consolidated statements of income (or statements of income and comprehensive income), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the respective periods then ended.

1.15 “GAAP” – generally accepted accounting principles in the United States of America.

1.16 “IBERIABANK” – IBERIABANK, a Louisiana banking corporation and a wholly owned subsidiary of IBKC.

1.17 “IBKC” – IBERIABANK Corporation, a Louisiana corporation.

1.18 “IBKC Common Stock” – the common stock, par value $1.00 per share, of IBKC.

1.19 “Market Value” – the average of the daily weighted average trading prices of the IBKC Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) Business Day prior to the Effective Date.

1.20 “Material Adverse Effect” – with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change in the value of the securities or loan portfolio of the Warrantor, whether held as available for sale or held to maturity; (ii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby, including the expenses incurred by the Warrantor in consummating the transactions contemplated by this Agreement; (iii) with respect to OMNI and its Subsidiaries, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of IBKC; (iv) any change in banking, or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; (v) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; and (vi) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of OMNI and its Subsidiaries pursuant to employment agreements, plans and other arrangements described in this Agreement.

1.21 “Merger” – the merger of OMNI with and into IBKC.

1.22 “Merger Agreement” – the Merger Agreement, substantially in the form attached hereto as Exhibit I, providing for the Merger.

1.23 “Merger Consideration” – the aggregate of the IBKC Common Stock plus that amount of cash paid in lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to an OMNI shareholder as determined under Section 2.2 hereof.

1.24 “1933 Act” – the Securities Act of 1933, as amended.

1.25 “1934 Act” – the Securities Exchange Act of 1934, as amended.

1.26 “OMB” – OMNI Bank, a Louisiana banking corporation and a wholly owned subsidiary of OMNI.

1.27 “OMNI” – OMNI Bancshares, Inc., a Louisiana corporation.

1.28 “OMNI Common Stock” – the common stock, par value $1.00 per share, of OMNI.

1.29 “Person” – any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.30 “Proxy Statement” – the proxy or information statement to be used by OMNI in connection with the Shareholders Meeting to consider and vote upon the transactions contemplated by this Agreement, together with any and all amendments or supplements thereto.

1.31 “Registration Statement” – the Registration Statement on Form S-4 (or other appropriate form) and all amendments and supplements thereto filed with the SEC by IBKC under the 1933 Act in connection with the transactions contemplated by this Agreement.

1.32 “Regulatory Authorities” – collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.33 “SEC” – the United States Securities and Exchange Commission.

1.34 “SEC Documents” – all reports, proxy statements, registration statements and other documents filed by any Warrantor pursuant to the Securities Laws.

1.35 “Securities Laws” – the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.36 “Shareholders Meeting” – the meeting of the shareholders of OMNI to be held pursuant to Section 7.1(b) of this Agreement, including any adjournments thereof.

1.37 “Subsidiaries” – all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 100% of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 100% of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.38 “Warrantor” – IBKC or OMNI, as the case may be.

1.39 “Warrantor Benefit Plans” – the benefit plans of IBKC or OMNI, as defined in Section 5.11(a) of this Agreement and as the context shall require, which shall depend on whether the Warrantor is IBKC or OMNI and shall correspond therewith.

1.40 “Warrantor Common Stock” – the IBKC Common Stock or the OMNI Common Stock, as the context shall require, which shall depend on whether the Warrantor is IBKC or OMNI and shall correspond therewith.

1.41 “Warrantor Companies” – collectively, OMNI and all OMNI Subsidiaries or, collectively, IBKC and all IBKC Subsidiaries, as the context shall require.

1.42 “Warrantor Financial Statements” – the Financial Statements of Warrantor.

1.43 “Warrantor’s knowledge” – the actual knowledge of the executive management of such Warrantor or the knowledge of the management of such Warrantor that should have been known in the normal and customary operation and administration of their respective businesses and/or assets.

1.44 “Warrantor Real Property” – the real property owned by IBKC, and the real property owned by OMNI a list of which is set forth on Schedule 1.44 attached hereto, and used in the conduct of its ordinary course of business as a financial institution.

1.45 “Warrantor Subsidiaries” – the Subsidiaries of OMNI or IBKC, as the context shall require, which shall include the Subsidiaries described in Section 1.37 of this Agreement and any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of a Warrantor in the future.

Other terms are defined as set forth below.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Date, OMNI will be merged with and into IBKC in accordance with the Merger Agreement, this Agreement, and the LBCL.

2.2 Conversion of OMNI Common Stock.

(a) Except for shares of OMNI Common Stock as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited (“Dissenters’ Shares”) under the LBCL, and as otherwise provided herein, at the Effective Date each outstanding share of OMNI Common Stock will be converted into the “Merger Consideration” pursuant to the Exchange Ratio set forth below:

(i)	0.3313 shares of IBKC Common Stock (to the nearest ten-thousandth of a share) to be exchanged for each share of OMNI Common Stock and cash (without interest) payable with respect to any fractional share of IBKC Common Stock (as determined below); or

(ii)	if the Market Value is greater than $60.53 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $20.05 by the Market Value; or

(iii)	if the Market Value is less than $54.77 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $18.15 by the Market Value; plus

(iv)	in lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to an OMNI shareholder as determined following application of Section 2.2(a)(i), (a)(ii) or (a)(iii) above, each holder of OMNI Common Stock who would otherwise be entitled thereto, after aggregating into whole shares all fractional shares of IBKC Common Stock to which such holder is entitled by virtue of the Merger, upon surrender of the certificate(s) which represented OMNI Common Stock, will receive, without interest, cash equal to such fractional share multiplied by the Market Value.

(b) Shares of OMNI Common Stock that are held by OMNI and any OMNI Subsidiary (other than shares held in a fiduciary capacity) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

(c) If, before the Effective Date, IBKC should split, reclassify, recapitalize or combine the IBKC Common Stock, or pay a stock dividend in IBKC Common Stock, or otherwise change the IBKC Common Stock into any other securities, or make any other dividend or distribution in respect of the IBKC Common Stock (other than normal cash dividends consistent with past practices as the same may be adjusted from time to time in accordance with or not in violation of this Agreement), and the record date therefore is prior to the Effective Date, then the Exchange Ratios will be appropriately and proportionately adjusted to reflect such split, reclassification, recapitalization, combination, stock dividend or other distribution or change.

(d) No later than the Effective Date, IBKC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of OMNI Common Stock, for exchange in accordance with this Section 2.2, certificates and cash (in immediately available funds) representing the Merger Consideration to be paid. After the Effective Date, each holder of OMNI Common Stock (other than Dissenters’ Shares), upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the Merger Consideration into which such holder’s shares have been converted. Until then, each Certificate for OMNI Common Stock will represent the Merger Consideration into which the shares of OMNI Common Stock represented thereby were converted, except that IBKC may refuse to pay any dividend or other distribution payable to the holder of any unsurrendered Certificate for OMNI Common Stock (without any interest thereon) until surrender or if such dividend or distribution has reverted in full ownership to IBKC under its Articles of Incorporation. Whether or not a Certificate for OMNI Common Stock is surrendered, after the Effective Date it will not represent any interest in any Person other than IBKC.

(e) Prior to the Effective Date, IBKC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of OMNI Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Section 2.2. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore (i) a certificate representing that number of shares of IBKC Common Stock to which such former holder of OMNI Common Stock shall have become entitled pursuant to this Agreement and (ii) a check representing that amount of cash to which such former holder of OMNI Common Stock shall have become entitled pursuant to this Agreement.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as IBKC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(g) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such

Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.3 Employee Agreements.

(a) Schedule 2.3(a) sets forth a list of all of the OMNI employee agreements (collectively, the “Employment Agreements”) between OMNI or its applicable Subsidiary and their respective employees and the estimated amounts to be paid by OMNI or its applicable Subsidiary, at or immediately prior to the Effective Date, to the employees as set forth on Schedule 2.3(a) pursuant to said Employment Agreements. At or prior to the Effective Date, OMNI or its applicable Subsidiary shall pay to the employees listed on Schedule 2.3(a) the amounts, without material deviation, as set forth on Schedule 2.3(a) against delivery by each listed employee of an instrument in writing signed by the employee acknowledging (i) receipt of said payment as full payment for all amounts due and payable to such employee thereunder and (ii) the termination of said Employment Agreement, effective immediately upon the execution and delivery of said acknowledgment.

(b) Schedule 2.3(b) sets forth a list of all of the Change of Control Agreements (collectively, the “COC Agreements”) which OMNI has or expects to enter into between OMNI (or its applicable Subsidiary) and their respective employees and the estimated amounts to be paid by OMNI or its applicable Subsidiary, at or immediately prior to the Effective Date, to the employees as set forth on Schedule 2.3(b) pursuant to said COC Agreements. At or prior to the Effective Date, OMNI or its applicable Subsidiary shall pay to the employees listed on Schedule 2.3(b) the amounts, without material deviation, as set forth on Schedule 2.3(b) against delivery by each listed employee of an instrument in writing signed by the employee acknowledging (i) receipt of said payment as full payment for all amounts due and payable to such employee thereunder and (ii) the termination of said COC Agreement, effective immediately upon the execution and delivery of said acknowledgment.

(c) Schedule 2.3(c) sets forth a list of all of the Deferred Compensation Agreements (collectively, the “Deferred Comp Agreements”) which OMNI has or expects to enter into between OMNI (or its applicable Subsidiary) and their respective employees and the estimated amounts to be paid by OMNI or its applicable Subsidiary, at or immediately prior to the Effective Date to the employees as set forth on Schedule 2.3(c) pursuant to said Deferred Comp Agreements. At or prior to the Effective Date, OMNI or its applicable Subsidiary shall pay to the employees listed on Schedule 2.3(c) the amounts, without material deviation, as set forth on Schedule 2.3(c) against delivery by each listed employee of an instrument in writing signed by the employee acknowledging (i) receipt of said payment as full payment for all amounts due and payable to such employee thereunder and (ii) the termination of said Deferred Comp Agreement, effective immediately upon the execution and delivery of said acknowledgment.

(d) Schedule 2.3(d) sets forth a list of all of the Retention Agreements which OMNI has or expects to enter into between OMNI (or its applicable Subsidiary) and their respective employees.

(e) Any payment under this Section 2.3 shall be subject to compliance with Section 409A of the Code.

2.4 OMNI Stock Options. The OMNI Amended and Restated Performance and Equity Incentive Plan, a copy of which is attached hereto as Schedule 2.4, shall continue in effect but no new additional awards shall be granted thereunder after the date hereof. If any options granted under such plan are not exercised at the Effective Date, each holder of such options shall have such options converted into options respecting the shares of IBKC Common Stock upon the same terms and conditions applicable to such options immediately prior to the Effective Date, except that the number of shares of IBKC Common Stock subject to options into which a holder shall have such OMNI options converted shall be equal to such number of shares of IBKC Common Stock into which the shares of OMNI Common Stock subject to options and warrants would have been converted had such options for OMNI Common Stock been exercised by the holder at the Effective Date. Each holder shall pay an aggregate exercise price for the options to acquire IBKC Common Stock which shall be equal to the exercise price of the options respecting OMNI Common Stock which have been converted. In the case of any option to which section 424 of the Code applies by reason of its qualification under section 422 of the Code, the option price, the number of shares issued pursuant to such option and the terms and conditions of exercise of such stock option shall be determined in order to comply with section 424(a) of the Code. IBKC agrees that the IBKC Common Stock underlying such options shall be registered under federal and, if required, applicable state securities laws as soon as practicable subsequent to the Effective Date.

SECTION III.

CLOSING AND EFFECTIVE DATE

3.1 Time and Place of Closing.

(a) The Closing will take place on a mutually agreed upon Business Day within thirty (30) days, or such lesser number of days as is reasonably practical, subsequent to the last of (i) the date of receipt of all required Regulatory Authorities’ approvals of the Merger and the expiration of all required waiting periods, and (ii) the date on which the shareholders of OMNI approve this Agreement at the Shareholders Meeting to be held pursuant to Section 7.1(b) of this Agreement; or such other date as the parties hereto may mutually agree. If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the other such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Section VIII shall be delivered, (iii) the directors and appropriate officers of the parties shall authorize, execute, deliver and acknowledge the articles and certificate of merger, and (iv) the parties shall take such further action, including (without limitation) filing the Merger Agreement and any other necessary filings with the Secretary of State of Louisiana to consummate the transactions contemplated by this Agreement.

(b) If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each Warrantor entitled to grant such waiver, then either Warrantor, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as the declaring Warrantor shall select, but no such delay shall extend beyond the last date set forth in Section 9.1(c) without the written consent of the non-declaring party, whose consent may be withheld for any or no reason, and no such delay shall interfere with the right of either Warrantor to declare a termination pursuant to Section IX. The place of Closing shall be at the office of IBKC set forth in Section 10.7.

3.2 Effective Date. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon the approval of the Merger by the Board of Governors of the Federal Reserve System and necessary filings with the Louisiana Secretary of State in accordance with the LBCL or such later date and time or may be set forth in such filings (the time the Merger becomes effective being referred to as the “Effective Date”).

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1 Board of Directors and Officers of IBKC. At the Effective Date, the board of directors and officers of IBKC shall consist of those persons serving as directors and officers of IBKC immediately prior to the Effective Date.

4.2 Board of Directors and Officers of OMNI Subsidiaries. At the Effective Date, the directors and officers of the OMNI Subsidiaries shall consist of those persons serving as directors and officers of IBKC prior to the Effective Date.

4.3 Employees and Benefits.

(a) The employees of OMNI and its Subsidiaries who remain employed after the Effective Date (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK after the Closing for their service with OMNI or its Subsidiary prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, however, that accrued vacation taken subsequent to the Effective Date may be subject to such limitations as IBKC or IBERIABANK may reasonably require. Any employee of OMNI or its Subsidiaries who does not remain employed by OMNI or its Subsidiaries after the Effective Date or does not receive a severance payment in connection with the Merger shall receive a severance payment as if he or she were an employee of IBKC for the entire time he or she were an employee of OMNI.

(b) In the event of any termination of any OMNI or OMNI Subsidiary health plan (collectively, a “OMNI health plan”), IBKC and IBERIABANK shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by IBKC and IBERIABANK. Unless a Continuing Employee affirmatively terminates coverage under a OMNI health plan prior to the time that such Continuing Employee becomes eligible to participate in the IBKC health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the OMNI health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of IBKC and IBERIABANK. In the event IBKC terminates any OMNI health plan or consolidates of any OMNI health plan with any IBKC health plan, individuals covered by the OMNI health plan shall be entitled to immediate coverage under the IBKC health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

4.4 Indemnification and Insurance.

(a) IBKC agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of OMNI or any OMNI Subsidiary (the “Indemnified Parties”) as provided in OMNI’s or the OMNI Subsidiary’s articles of incorporation or bylaws (including without limitation the right to the advancement of expenses) with respect to matters occurring on or prior to the Effective Date shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim, suit, proceeding, investigation, or other action (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 4.4(a) shall be deemed to preclude the liquidation, consolidation or merger of OMNI or any OMNI Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against IBKC. Nothing contained in this Section 4.4(a) shall be deemed to preclude any rights to indemnification or limitations on liability provided in OMNI’s or any OMNI Subsidiary’s articles of incorporation with respect to matters occurring subsequent to the Effective Date to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

(b) Any Indemnified Party wishing to claim indemnification under Section 4.4, upon learning of any claim, shall notify IBKC thereof in writing as promptly as is practicable; provided, however, that failure to so notify IBKC shall not relieve IBKC from any liability that would otherwise arise under this Section 4.4 except to the extent such failure prejudices IBKC. IBKC shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if IBKC does not assume or continue to pursue such defense, or counsel for the Indemnified Party advises in writing that issues raise conflicts of interest between IBKC and the Indemnified Party, then the Indemnified Party may retain counsel satisfactory to such Indemnified Party (and reasonably satisfactory to IBKC) at IBKC’s expense; provided, however, that (i) IBKC shall not be obligated to pay for more than one counsel for all Indemnified Parties in any jurisdiction except as may be required due to conflicts of interest; (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) IBKC shall not be liable for any settlement effected without the prior written consent of IBKC, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such Indemnified Party.

(c) OMNI will, for total premiums not to exceed $752,000 (the “Maximum Amount”), purchase a continuation of their current directors and officers liability insurance for a coverage period of three (3) years after the Merger, provided that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, IBKC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount.

(d) If IBKC or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations of IBKC set forth in this Agreement. The obligations of IBKC under this Section 4.4 are intended to be for the benefit of, and enforceable against IBKC directly by, the Indemnified Parties and their heirs and representatives and shall be binding on all respective successors and permitted assigns of IBKC. IBKC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.4 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law. The provisions of this Section 4.4 shall survive the Effective Date.

SECTION V.

REPRESENTATIONS AND WARRANTIES OF IBKC AND OMNI

IBKC and OMNI hereby represent and warrant to the other Warrantor, to the extent pertaining to itself, its Subsidiaries, and/or its business or affairs, subject to the standard set forth in Section 5.21 hereof, that:

5.1 Organization, Standing, and Authority. Warrantor is a corporation duly organized, validly existing, and in good standing under the laws of the state of Louisiana, and is duly qualified to do business and in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Warrantor has corporate power and authority to carry on its business as now conducted in all material respects, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement. Warrantor is duly registered with the Federal Reserve as a bank holding company under the BHC Act. Each of IBERIABANK and OMB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Capital Stock.

(a) The authorized, issued and outstanding capital stock of Warrantor as of the date of this Agreement, the number of shares of Warrantor Common Stock reserved for issuance under the Warrantor Benefit Plans as of such date and the number of shares of Warrantor Common Stock that are subject to outstanding stock options under such Warrantor Benefit Plans as of such date, are set forth in Schedule 5.2(a) that pertains to Warrantor. All of the issued and outstanding shares of capital stock of Warrantor are duly and validly authorized and issued and are fully paid and non-assessable. None of the outstanding shares of the capital stock of Warrantor has been issued in violation of any preemptive rights of the current or past shareholders of Warrantor. All of the IBKC Common Stock to be issued in exchange for OMNI Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly authorized and fully paid and non-assessable.

(b) Except as set forth in Section 5.2(a), Section 6.1(e) or Schedule 5.2(a), there are, as of the date of this Agreement and will be, at the Effective Date, no shares of capital stock or other equity securities of OMNI outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of OMNI or contracts, commitments, understandings or arrangements by which OMNI is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3 Subsidiaries. Schedule 5.3 lists all of the Subsidiaries of Warrantor as of the date of this Agreement. Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of IBERIABANK held by IBKC are fully paid and non-assessable and are owned by IBKC free and clear of any claim, lien or encumbrance. Each Subsidiary of Warrantor is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Each of OMB and IBERIABANK has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

5.4 Authority.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated herein or therein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Warrantor, subject, with respect to this Agreement, to the approval of the shareholders of OMNI. This Agreement, subject to any requisite approval by OMNI’s shareholders, represents the valid and legally binding obligation of Warrantor, enforceable against Warrantor, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Warrantor, nor the consummation by Warrantor of the transactions contemplated herein or therein, nor compliance by Warrantor with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of IBKC or OMNI, or (ii) except as set forth on Schedule 5.4(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of Warrantor, pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, except such as individually or in the aggregate will not have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.5 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Warrantor, or any of its properties or assets.

(c) Other than in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Laws and the rules and regulations thereunder, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by Warrantor of the Merger and the other transactions contemplated by this Agreement.

(d) The Board of Directors of each of the parties hereto (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such party and its shareholders, (ii) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) in the case of OMNI’s Board of Directors only, has directed that the Merger be submitted for consideration to OMNI’s shareholders at the Shareholders Meeting.

5.5 Financial Statements; Accounting. Prior to the execution of this Agreement, each Warrantor has delivered to the other Warrantor its Warrantor Financial Statements through the period ended September 30, 2010, and each Warrantor will promptly deliver when available copies of such Warrantor Financial Statements in respect of periods ending after September 30, 2010. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby): (i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2010, will be) in accordance with the books and records of the Warrantor, and have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2010, will present) fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in Shareholders’ equity and cash flows of the Warrantor as of the dates and for the periods indicated, in all material respects in accordance with GAAP applicable to financial institution holding companies applied on a basis consistent with prior periods, except as otherwise described (subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes).

5.6 Absence of Undisclosed Liabilities. Except as set forth in Schedule 5.6, neither Warrantor has any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, except (i) as reflected in the Warrantor Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since September 30, 2010, in the ordinary course of its business consistent with past practices.

5.7 Tax Matters.

(a) All material federal, state, local and foreign tax returns required to be filed by or on behalf of Warrantor have been timely filed or requests for extensions have been timely filed, granted and have not expired. All taxes shown on filed returns have been paid, except for taxes which are being contested in good faith or have not yet been fully determined. There is no audit examination, deficiency, refund litigation or matter in controversy with respect to any taxes, except as reserved against in the Warrantor Financial Statements or as set forth on Schedule 5.7(a). All taxes, interest, additions and penalties which are material in amount and which are due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

(b) Except as set forth on Schedule 5.7(b), Warrantor has not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c) Adequate provision for any federal, state, local or foreign taxes due or to become due for Warrantor for any period or periods through and including December 31, 2010 has been made and is reflected in the Warrantor Financial Statements, and will be made through and including the Closing.

(d) Deferred taxes of the Warrantor Companies have been provided for in accordance with GAAP.

5.8 Loans, Reserves, and Investments.

(a) All loans (including discounts) and financing leases in which Warrantor is lessor (collectively, “Credits”) reflected in the Warrantor Financial Statements were (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that were true and genuine, and (iii) if secured, secured by valid perfected security interests. An accurate trial balance of all such Credits of OMNI and of the investment portfolio as of January 31, 2011 has been previously delivered to IBKC.

(b) The aggregate allowances for losses on Credits and other real estate and foreclosed assets owned reflected on the latest Warrantor Financial Statement delivered on or prior to the date of this Agreement were, as of the date of such Financial Statements and will be, at the Closing, adequate, as of the respective dates of the Financial Statements, in accordance with regulatory guidelines and GAAP in all material respects.

5.9 Properties and Insurance. Except as set forth on Schedule 5.9 or as reserved against in the Warrantor Financial Statements, Warrantor, has good and, as to real property, marketable title, free and clear of all material liens, encumbrances, charges or defaults of any character, to all of the material properties and assets, tangible or intangible, reflected in the Warrantor Financial Statements as being owned by the Warrantor as of the dates thereof. For purposes of the Warrantor’s representations and warranties contained in this Section 5.9, any reference to real property shall only relate to the Warrantor Real Property. To Warrantor’s knowledge, (i) all buildings and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by the Warrantor are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (ii) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of the Warrantor provide adequate coverage against loss.

5.10 Compliance with Laws. Except as set forth in Schedule 5.10, each Warrantor and the Warrantor Subsidiaries:

(a) Is, to its knowledge, in compliance in all material respects with all laws, regulations, reporting and licensing requirements and orders necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects;

(b) Has received no notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement, under the terms hereof and thereof, or (ii) requiring Warrantor (or any of its officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c) Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory”.

5.11 Employee Benefit Plans.

(a) (i) Warrantor has delivered or made available to the other Warrantor, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan”, as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, other employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, other employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) OMNI and the OMNI Subsidiaries have delivered or made available to IBKC, prior to the execution of this Agreement, copies of each employment or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, OMNI and the OMNI Subsidiaries, which employment and consulting agreements are, with respect to OMNI and the OMNI Subsidiaries, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan”. No Warrantor has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.11(a), the Warrantor Benefit Plans of OMNI and the OMNI Subsidiaries are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b) All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to Warrantor’s knowledge, there exists no condition or set of circumstances, in connection with which the Warrantor could be subject to any liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course). No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement. No Warrantor has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c) Except as set forth on Schedule 5.11(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.12 Material Contracts. Except as set forth on Schedule 5.12, none of the Warrantor Companies, nor any of their respective assets, businesses or operations, as of the date of this Agreement, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case would be required to be filed as an exhibit to a Form 10-K filed by Warrantor as of the date of this Agreement and that was not so filed (each such contract, agreement or amendment, a “Warrantor Material Contract”). No Warrantor Company is in default in any material respect under any Warrantor Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.13 Legal Proceedings. Except as set forth on Schedule 5.13, there are no actions, suits or proceedings instituted or pending or, to Warrantor’s knowledge, threatened against a Warrantor Company, or affecting any property, asset, interest or right of any of them.

5.14 Reserved.

5.15 Reports. Since December 31, 2007, each of the Warrantor Companies has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, and (iv) any applicable state banking, insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.16 Statements True and Correct. None of the information supplied or to be supplied by Warrantor for inclusion in (i) the Registration Statement, (ii) the Proxy Statement, and (iii) any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when first mailed to the shareholders of OMNI be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that Warrantor is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law including applicable provisions of the Securities Laws.

5.17 Environmental Matters.

(a) To Warrantor’s knowledge, Warrantor and each Warrantor Subsidiary (for purposes of this Section 5.17, the term “Warrantor Subsidiary” shall include small business investment corporations and entities that invest in unaffiliated companies in the ordinary course of business in which Warrantor owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by Warrantor), except as set forth in Schedule 5.17(a), the Warrantor Real Property and the Participation Facilities (as defined below) are, and have been, in compliance with all applicable laws, rules, regulations and standards, and all requirements of the United States Environmental Protection Agency (“EPA”) and of state and local agencies with jurisdiction over pollution or protection of health or the environment.

(b) To Warrantor’s knowledge, except as set forth in Schedule 5.17(b), there is no suit, claim, action or proceeding, pending or threatened, before any court, governmental agency, board or other forum pursuant to which Warrantor or any of the Warrantor Subsidiaries or any Warrantor Real Property or Participation Facility (or in respect of such Warrantor Real Property or Participation Facility) has been or, with respect to threatened proceedings may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on any site owned (including as trustee), leased or operated by it or any of its subsidiaries or any Warrantor Real Property or Participation Facility.

(c) To Warrantor’s knowledge, except as set forth in Schedule 5.17(c), there is no reasonable basis for any suit, claim, action or proceeding of a type described in Section 5.17(b).

(d) During the period of (i) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, which, with respect to each Warrantor, shall be limited to the Warrantor Real Property, and (ii) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, to Warrantor’s knowledge, there has been no release of Hazardous Material or oil in, on, under or affecting such property or Participation Facility.

(e) For purposes of this Section 5.17: (i) “Participation Facility” means any property in which Warrantor (or a Warrantor Subsidiary) participates in the management of such property and, where required by the context, includes the owner or operator of such property, but only with respect of such property; and (ii) “Hazardous Material” means any pollutant, contaminant or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state or local law.

5.18 Reserved.

5.19 Labor Matters. Except as set forth on Schedule 5.19, neither Warrantor is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Warrantor the subject of any proceeding asserting that Warrantor has committed an unfair labor practice or seeking to compel Warrantor to bargain with any labor union or labor organization as to wages and conditions of employment; nor is there any strike or other labor dispute involving Warrantor pending or threatened.

5.20 Fairness Opinion. OMNI shall have received a written opinion from Howe Barnes Hoefer & Arnett, Inc., OMNI’s financial advisor, dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the holders of OMNI Common Stock is fair to OMNI’s shareholders from a financial point of view.

5.21 Materiality. No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 shall be true and correct in all respects. OMNI’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of IBKC.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1 Conduct of Business—Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, except as otherwise permitted by this Agreement or as set forth on Schedule 6.1, OMNI will not do, and will not agree or commit to do, and OMNI will cause each of its Subsidiaries not to do and not to agree to commit to do, any of the following without the prior written consent of a duly authorized officer of IBKC:

(a) Amend its articles of incorporation, by-laws, or other governing instruments, or

(b) Impose, or suffer the imposition, on any share of capital stock held by it or by one of its Subsidiaries, of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, or

(c) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, or

(d) Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e) Except as set forth on Schedule 6.1(e), issue, sell, pledge, encumber, authorize the issuance of, or otherwise dispose of: (i) any shares of its capital stock, including any agreement to issue, sell, pledge, encumber, or authorize the issuance of its capital stock; (ii) any substantial part of its assets or earning power; or (iii) any asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f) Adjust, split, combine, or reclassify any capital stock of OMNI or issue or authorize the issuance of any other securities in respect of or in substitution for OMNI Common Stock, or

(g) Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h) Except as set forth on Schedule 6.1(h), grant any increase in compensation or benefits to its officers or other employees; pay any bonus not in accordance with Schedule 6.1(h) or as set forth below, enter into any severance agreements with any of its directors or officers; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would increase the retirement benefit liabilities of OMNI and its Subsidiaries.

(i) Except as contemplated by this Agreement, or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract between it or any of its Subsidiaries (unless such amendment is required by law), or enter into any new such contract with, any person, or

(j) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or set forth in Schedule 6.1(j), adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or

(k) Place or suffer to exist on any of it assets or properties any mortgage, pledge, lien, charge or other encumbrance, other than in the ordinary course of business consistent with past practices, or as disclosed in Schedule 6.1(k), cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability, or

(l) Charge off (except as may otherwise be required by law or by Regulatory Authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to IBKC, or

(m) Reduce its current reserve for loan losses, except as may be required by law, Regulatory Authorities or GAAP, or

(n) Other than in the normal course of providing credit to customers as part of its banking business, accepting deposits and making investments, enter into any contract or series of related contracts involving a payment of more than $50,000.

(o) Commit to do any of the foregoing.

6.2 Conduct of Business—Affirmative Covenants. Unless the prior written consent of the other Warrantor shall have been obtained, except as otherwise contemplated or permitted hereby or as set forth on Schedule 6.2, each Warrantor shall operate its business only in the ordinary course of business of such Warrantor consistent with past practices, shall preserve intact its business organizations and assets and maintain its rights and franchises, and shall voluntarily take no action which would (i) adversely affect the ability of any of them to obtain any necessary approvals of Regulatory Authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.5 of this Agreement, (ii) adversely affect the ability of such Warrantor to perform its obligations under this Agreement, or (iii) cause or permit a breach of any of its covenants or cause or permit any representation or warranty of it to become untrue in any material respect, as if each such representation and warranty were continuously made from the date hereof.

6.3 Adverse Changes in Condition. Each Warrantor shall give written notice promptly to the other Warrantor concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such Warrantor which would have needed to be reported in a disclosure schedule hereunder if it had occurred or been pending on or prior to the date of this Agreement, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby. Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4 Investigation and Confidentiality.

Prior to the Effective Date, each Warrantor will keep the other Warrantor promptly advised of all material developments relevant to its business and to the consummation of the Merger and may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of the other Warrantor and its Subsidiaries as such Warrantor reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, operations and condition; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Each Warrantor agrees to furnish the other Warrantor and the other Warrantor’s respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantor shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantor and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation. Each Warrantor agrees to furnish the other Warrantor with all information necessary to expedite pre-conversion planning and implementation, including, but not limited to, all things necessary, proper or advisable under applicable laws and regulations to plan, make effective and consummate systems and branch conversions. Notwithstanding the foregoing, neither party hereto shall be required to provide access to or to disclose information where such access or disclosure would violate its attorney-client privilege or violate or prejudice the rights of any customer or contravene any law, rule, regulation, order or judgment, nor to disclose board minutes of any confidential discussion of this Agreement and the transactions contemplated hereby. Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantor in accordance with the terms of the confidentiality agreement dated January 17, 2011 between the Warrantors (the “Confidentiality Agreement”).

6.5 Reports. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, each Warrantor shall, IBKC shall cause IBERIABANK to, and OMNI shall cause OMB to, file all reports required to be filed by such Warrantor, OMB and IBERIABANK with any Regulatory Authority, and shall deliver to the other Warrantor copies of all such reports promptly after the same are filed.

6.6 Dividends. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, OMNI shall not declare or pay any dividend or other distribution to its shareholders.

6.7 Capital Stock. Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of IBKC, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, OMNI shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of OMNI Common Stock or any other capital stock of OMNI and any Subsidiary of OMNI, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock.

6.8 Agreement of Affiliates. OMNI shall deliver to IBKC, no later than thirty (30) days after the date of this Agreement, a letter identifying each person whom it reasonably believes is an “affiliate” of OMNI for purposes of Rule 145 under the 1933 Act. Thereafter and until the Effective Date, OMNI shall identify to IBKC each additional person whom OMNI reasonably believes to have thereafter become an “affiliate”. OMNI shall use its good faith efforts to cause each person who is identified as an “affiliate” of OMNI pursuant to the two (2) immediately preceding sentences who receives IBKC Common Stock in the Merger to deliver to IBKC, prior to the Effective Date, a written agreement, substantially in the form of Exhibit II.

6.9 Certain Actions.

(a) Subject to Section 6.9(d) of this Agreement, OMNI agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its affiliates, nor any of the officers and directors of it or its affiliates shall, and that it shall cause its and its affiliates’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its affiliates) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) OMNI agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal informing them that the Board of Directors no longer seeks the making of any Acquisition Proposals.

(c) OMNI agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.9.

(d) Notwithstanding the provisions of Section 6.9(a) of this Agreement, if any Person after the date of this Agreement submits to OMNI’s board of directors an unsolicited, bona fide, written Acquisition Proposal, and OMNI’s board of directors reasonably determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with such Person concerning such Acquisition Proposal may cause OMNI’s board of directors to breach its fiduciary duties to OMNI and its shareholders, and after consultation with its financial advisor, then, in such case, (i) OMNI may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that OMNI must contemporaneously furnish to IBKC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if OMNI’s board of directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), OMNI’s board of directors may (subject to the provisions of this Section 6.9) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after five (5) Business Days following IBKC’s receipt of written notice (a “Notice of Superior Proposal”) advising IBKC that OMNI’s board of directors has received a Superior Proposal and enclosing a copy of the Acquisition Proposal, identifying the Person submitting the Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and (ii) subject to IBKC’s Right of First Refusal (defined below). In the event IBKC elects not to exercise the Right of First Refusal, OMNI shall provide IBKC with a final written notice of acceptance before or simultaneous with accepting any Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which OMNI’s board of directors determines, after consultation with its financial advisor, are more favorable to OMNI’s shareholders (in their capacities as shareholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by IBKC). For the purposes of this Section 6.9(d), an Acquisition Proposal shall be “bona fide” if the board of directors of OMNI reasonably determines that the Person submitting such Acquisition Proposal is capable, from a financial, regulatory and other appropriate perspectives, of consummating such Acquisition Proposal on the terms proposed.

(e) IBKC shall have the right (“Right of First Refusal”) for five (5) Business Days after receipt of Notice of Superior Proposal to make such adjustments in the terms and conditions of this Agreement as would enable OMNI to proceed with the Merger on the basis of such adjusted terms. If IBKC fails to exercise such Right of First Refusal within the time herein specified, OMNI shall be at liberty to accept the Superior Proposal, subject to the obligations of OMNI pursuant to Section 9.2 hereof.

6.10 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement. This Section 6.10 shall not require either Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.11 Operating Functions. OMNI and OMB shall cooperate with IBKC and IBERIABANK in connection with planning for the efficient and orderly combination of the parties and the operation of OMB after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.12 Preservation of Business. OMNI shall use its reasonable best efforts to preserve the possession and control of all of OMNI’s and OMB’s assets (other than those consumed or disposed of for value in the ordinary course), and the goodwill of customers and others having business relations with them, and will do nothing knowingly to impair their ability to keep and preserve their businesses as they exist on the date hereof. From the date hereof until the Effective Date, OMB (i) shall notify IBERIABANK prior to establishing the rates to be paid by OMB on its deposit accounts if such rate change is not in the ordinary course of business and consistent with OMNI’s past practices as disclosed on Schedule 6.12 hereof, (ii) shall confer with IBERIABANK not less than once every two weeks to review the conduct of OMNI’s loan approval process, and (iii) shall notify IBERIABANK promptly of any change that is material to the Credits identified in Section 5.8(a).

6.13 Issuance of IBKC Common Stock. IBKC shall, prior to the Closing, take such action as is required to authorize and reserve for issuance the IBKC Common Stock to the shareholders of OMNI pursuant to the Merger, and to permit such IBKC Common Stock to be approved for listing and quotation on the NASDAQ Global Select Market.

6.14 Support Agreements. OMNI shall use its reasonable best efforts to deliver to IBKC a Support Agreement executed by each OMNI director substantially in the form of Exhibit III.

SECTION VII.

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Shareholder Approval.

(a) The Warrantors shall cooperate in the preparation of the Registration Statement. IBKC shall, as soon as practicable, file the Registration Statement with the SEC, and the Warrantors shall use their best efforts to cause the Registration Statement to become effective under the 1933 Act. IBKC shall provide OMNI and its counsel with a reasonable opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. IBKC shall take, and OMNI shall cooperate with IBKC in connection with, any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of shares of IBKC Common Stock upon consummation of the Merger. Each Warrantor shall furnish all information concerning it and the holders of its capital stock as the other Warrantor may reasonably request in connection with such action. OMNI and IBKC shall promptly notify the other party if at any time it becomes aware that the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, OMNI shall cooperate with IBKC in the preparation of a supplement or amendment to such Registration Statement that corrects such misstatement or omission, and IBKC shall file an amended Registration Statement with the SEC, and each of OMNI and IBKC shall mail an amended Proxy Statement to OMNI’s shareholders.

(b) OMNI shall call a Shareholders Meeting to be held, if practicable, within fifteen (15) Business Days prior to the Effective Date for the purpose of considering and voting upon the Merger. In connection with the Shareholders Meeting, (i) OMNI shall mail the Proxy Statement to its shareholders, (ii) each Warrantor shall furnish to the other Warrantor all information concerning it and its Subsidiaries that the other Warrantor may reasonably request in connection with the Proxy Statement, and (iii) the Board of Directors of OMNI, subject to its fiduciary duties under applicable law, recommend to its shareholders the approval of this Agreement and cause OMNI to use its best efforts to obtain such shareholder approval.

7.2 Tax Opinion. OMNI agrees to use its good faith efforts to obtain a written opinion of Adams and Reese LLP, addressed to the Warrantors and reasonably satisfactory to IBKC’s counsel, dated the date of the Closing, subject to customary representations and assumptions, and substantially to the effect that:

(i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBKC and OMNI will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

(ii) no gain or loss will be recognized by IBKC or OMNI as a result of the Merger;

(iii) a shareholder of OMNI who receives IBKC Common Stock and cash in exchange for such shareholder’s shares of OMNI Common Stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBKC Common Stock received (including any fractional share of IBKC Common Stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBKC Common Stock) over (b) the shareholder’s aggregate tax basis in the shares of OMNI Common Stock exchanged in the Merger; and (2) the amount of cash received;

(iv) the aggregate tax basis of the IBKC Common Stock received by a shareholder of OMNI who exchanges such shareholder’s OMNI Common Stock in the Merger will equal such shareholder’s aggregate tax basis in the shares of OMNI Common Stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBKC Common Stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such shareholder in the Merger; and

(v) the holding period of the shares of IBKC Common Stock received in the Merger will include the period during which the shares of OMNI Common Stock surrendered in exchange therefore were held, provided such shares of OMNI Common Stock were held as capital assets at the Effective Date.

7.3 Press Releases. IBKC and OMNI shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, and except as may be otherwise required by law, neither IBKC nor OMNI shall issue any news release, or other public announcement or communication with respect to this Agreement without first consulting with the other party and using its best efforts to provide the other party with the proposed news release, public announcement or communication prior to its distribution. It is understood that IBKC shall assume primary responsibility for the preparation of joint press releases relating to this Agreement.

7.4 Applications. The Warrantors shall, and shall cause their Subsidiaries to, as soon as practicable, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each Warrantor shall have the right to review and approve in advance all characterizations of the information relating to that party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, each Warrantor shall furnish to the other party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing. The Warrantors shall provide copies of all such filings to each other within two (2) business days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.5 Medical Claims. In the event of any termination or consolidation of any OMNI or OMNI Subsidiary health plan prior or subsequent to Closing, OMNI and its Subsidiaries will use their reasonable best efforts to cause their employees to submit all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the effective date of such termination or consolidation.

7.6 OMB Profit Sharing and 401(k) Plan. The OMB Profit Sharing and 401(k) Plan (the “Plan”) shall be frozen as of, or immediately prior to, the Effective Date. All outstanding Plan indebtedness shall be repaid as soon as practicable following the Effective Date, and the balance of the shares and any other assets remaining in the loan suspense account shall be allocated and distributed to Plan participants (subject to the receipt of a favorable determination letter from the Internal Revenue Service), as provided for in the Plan and unless otherwise required by applicable law. Prior to the Effective Date, OMB, and following the Effective Date, IBERIABANK, shall use their respective best efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, OMB, and following the Effective Date, IBERIABANK, will adopt such amendments to the Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the Plan’s termination, neither OMB, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the Plan except as may be required by applicable law until receipt of such favorable determination letter. In the case of a conflict between the terms of this Section 7.6 and the terms of the Plan, the terms of the Plan shall control; provided, however, in the event of any such conflict, OMB, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their best efforts to cause the Plan to be amended to conform to the requirements of this Section 7.6. Additionally, the Plan trustees shall resign and IBKC shall appoint new trustees of the Plan as of the Effective Date and, prior to the Effective Date, the OMNI Board of Directors shall resolve that the Plan terminate as soon as practicable following the Effective Date.

7.7 Employment and Consulting Agreements. As of the Effective Date, IBKC agrees that: (i) James M. Hudson will enter into an Employment Agreement with IBKC substantially in the form of Exhibit IV, (ii) S. Kyle Waters will enter into a Consulting Agreement with IBKC substantially in the form of Exhibit V, and (iii) Barry B. Bleakley will enter into an Employment Agreement with IBKC substantially in the form of Exhibit VI (collectively, the “Post-Merger Employment Agreements”). Each of the existing employment agreements, if any, of such individuals with OMNI and the OMNI Subsidiaries listed on Schedule 7.7 (collectively, the “Pre-Merger Employment Agreements”) shall be terminated as of the Effective Date and superseded by the respective Post-Merger Employment Agreement, each employee shall receive any payments that such employee is entitled to receive under his existing Pre-Employment Agreement on the Effective Date (and, as applicable, Schedules 2.3(a), 2.3(b), 2.3(c) and/or 2.3(d)); provided, however, that no payments or benefits to officers of OMNI or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

The obligation of each Warrantor to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

8.1 Representations and Warranties. The representations and warranties of the other Warrantor set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the time of the Closing with the same effect as though all such representations and warranties had been made on and as of the time of the Closing, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date or (ii) as expressly contemplated or permitted by this Agreement, in each case subject to the standard set forth in Section 5.21 hereof.

8.2 Performance of Agreements and Covenants. Each and all of the agreements and covenants of the other Warrantor to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the time of the Closing shall have been duly performed and complied with by it in all material respects.

8.3 Certificates. Each Warrantor shall have delivered to the other Warrantor a certificate, dated as of the time of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 8.1 and Section 8.2 of this Agreement with respect to it have been satisfied, all in such reasonable detail as the other Warrantor shall request.

8.4 Shareholder Approval. The shareholders of OMNI shall have approved this Agreement, the Merger and the consummation of the transactions contemplated hereby, as and to the extent required by law and by the provisions of the governing instruments of OMNI, and OMNI shall have furnished to IBKC certified copies of resolutions duly adopted by its shareholders evidencing the same. Holders of not more than 10% of the OMNI Common Stock shall have exercised statutory rights of dissent and appraisal pursuant to the LBCL.

8.5 Consents and Approvals. All material approvals and authorizations of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any material adverse non-standard term or condition which in the reasonable judgment of the Board of Directors of IBKC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which Warrantor is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on such Warrantor.

8.6 Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

8.7 Tax Matters. Each Warrantor shall have received the tax opinion addressed to it referred to in Section 7.3 of this Agreement. No payments or benefits to officers of OMNI or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

8.8 Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC.

8.9 Simultaneous Transactions. The Warrantors shall have executed all documents and taken all such other action as are necessary to effectuate the Merger and the Warrantors shall have irrevocably authorized their agents to make such filing in their behalf.

8.10 Legal Opinions. Each Warrantor shall have received an opinion from counsel for the other Warrantor, dated as of the Effective Date, with respect to such matters and in such form as shall be agreed upon between counsel for each Warrantor.

8.11 NASDAQ Listing. The shares of IBKC common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ Global Select Market.

8.12 Payment of Merger Consideration. As a condition to OMNI’s obligation to consummate the Merger, IBKC shall have delivered the Merger Consideration to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide OMNI with a certificate evidencing such delivery.

8.13 No Material Adverse Effect. Since December 31, 2010, no event has occurred or circumstance arisen that, individually or in the aggregate, has had a Material Adverse Effect on the other Warrantor.

SECTION IX.

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement and notwithstanding the approval of this Agreement by the shareholders of OMNI, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a) By mutual consent of the Boards of Directors of the Warrantors; or

(b) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Warrantor of any representation, warranty, covenant or agreement of such other Warrantor contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.1 or 8.2 of this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c) By the Board of Directors of either Warrantor in the event that the Merger shall not have been consummated within twelve (12) months after the date of this Agreement and no consent to extend the date of the Closing beyond such twelve (12) month period has been granted; or

(d) By the Board of Directors of either Warrantor in the event any approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e) By the Board of Directors of IBKC, in the event any such approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any material adverse condition or requirement that, in the good faith opinion of IBKC, would so materially adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(f) By the Board of Directors of either Warrantor, if the shareholders of OMNI fail to approve this Agreement and the consummation of the transactions contemplated hereby at the Shareholders Meeting; or

(g) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within twelve (12) months after the date of this Agreement; or

(h) By the Board of Directors of IBKC if the Board of Directors of OMNI shall, or shall have resolved to, withdraw, modify or change its recommendation to OMNI’s shareholders of this Agreement or the Merger, or recommend any Acquisition Proposal other than the Merger; or

(i) By the Board of Directors of either Warrantor if the other Warrantor has experienced a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(i), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(k) By the Board of Directors of OMNI, pursuant to Section 6.9(d).

9.2 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no effect and the parties hereto will be relieved of all obligations and liabilities under this Agreement, except that: (i) the provisions of Sections IX and X hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination and the provisions of Section 9.2(c) or (d), as applicable; and (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.

(b) In the event this Agreement is terminated by IBKC (i) pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by OMNI, (ii) pursuant to Section 9.1(f) hereof because of the failure of the shareholders of OMNI to approve this Agreement and the Merger, or (iii) pursuant to Section 9.1(h) hereof because the Board of Directors of OMNI shall have withdrawn, modified or changed its recommendation to OMNI’s shareholders, or by OMNI pursuant to Section 9.1(k) hereof, and within six (6) months after the date of any such termination OMNI, without IBKC’s prior written consent, accepts in a written agreement an Acquisition Proposal, then OMNI shall pay IBKC $5,000,000 (the “Termination Fee”) not later than the fifth Business Day following the date OMNI accepts such Acquisition Proposal. Upon payment of the Termination Fee pursuant to this Section 9.2(b), IBKC will not have any other rights or claims against OMNI or its Subsidiaries, or their respective officers and directors, under this Agreement.

(c) In the event this Agreement is terminated by OMNI (i) pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by IBKC, or (ii) pursuant to Section 9.1(e) hereof, then IBKC shall pay OMNI $5,000,000 (the “Termination Fee”) not later than the fifth Business Day following the date OMNI provides notice to IBKC of its termination and the reasons for such termination. Upon payment of the Termination Fee pursuant to this Section 9.2(c), OMNI will not have any other rights or claims against IBKC or its Subsidiaries, or their respective officers and directors, under this Agreement.

(d) In the event this Agreement is terminated as a result of IBKC’s failure to satisfy any of its representations, warranties or covenants set forth herein, IBKC shall reimburse OMNI for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $500,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

(e) In the event this Agreement is terminated as a result of OMNI’s failure to satisfy any of its representations, warranties or covenants set forth herein, OMNI shall reimburse IBKC for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $500,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

9.3 Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Date; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any shareholder or former shareholder of any Warrantor, the aforesaid representations, warranties and covenants being material inducements to consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1 Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses, incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Final settlement with respect to payment of fees and expenses by the parties hereto shall be made within thirty (30) days of the termination of this Agreement.

10.2 Brokers and Finders. Except as set forth on Schedule 10.2, OMNI represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits and schedules hereto, and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of shareholders of OMNI to receive the Merger Consideration following the Effective Date and (ii) the provisions of Section 4.4, which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the boards of directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of OMNI Common Stock will be exchanged for the Merger Consideration shall not be amended after the OMNI Shareholders Meeting without the requisite approval of the holders of the issued and outstanding shares of OMNI Common Stock entitled to vote thereon. The parties hereto may, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof and thereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby or thereby. OMNI agrees to take such reasonable actions requested by IBKC as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is a Subsidiary of IBKC) the transactions contemplated hereby; provided, however, that such modification shall not change the amount, kind, manner or basis in which shares of OMNI Common Stock will be exchanged for IBKC Common Stock or abrogate the covenants and other agreements contained in this Agreement, result in adverse tax consequences to the shareholders of OMNI, materially delay consummation of the Merger or jeopardize the timely receipt of Regulatory Approvals.

10.5 Waivers. Prior to the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of the obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement. No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. No evidence of any waiver or modification shall be offered or received in evidence at any proceeding, arbitration, or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid.

10.6 No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other Persons, without the express written consent of the other parties and any such purported assignment without such requisite consent shall be null and void.

10.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission or by registered or certified mail, postage pre-paid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to IBKC and/or IBERIABANK:

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Attention:	Daryl G. Byrd
President and Chief Executive Officer

With a copy to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

499 South Capitol Street, SW, Suite 600

Washington, D.C. 20003

Attention:	Edward B. Crosland, Jr., Esq.

If to OMNI and/or OMB:

OMNI Bancshares, Inc.

2900 Ridgelake Drive

Metairie, LA 70002

Attention:	James M. Hudson
President and Chief Executive Officer

With a copy to:

Adams and Reese LLP

One Shell Square

701 Poydras Street, Suite 4500

New Orleans, LA 70139

Attention:	William C. Perez, Esq.

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof.

10.9 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature.

10.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

IBERIABANK CORPORATION		OMNI BANCSHARES, INC.

By:		By:
	Daryl G. Byrd		James M. Hudson
	President and Chief Executive Officer		President and Chief Executive Officer

Appendix B

February 21, 2011

Board of Directors

Omni Bancshares, Inc.

2900 Ridgelake Drive, 4th Floor

Metairie, Louisiana 70002

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of OMNI BANCSHARES, Inc., Metairie, Louisiana (“OMNI”) of the consideration to be received by OMNI in the merger (the “Merger”) of OMNI with and into IberiaBank Corporation, Lafayette, Louisiana (“IBKC”), pursuant to the Agreement and Plan of Merger by and between IBKC and OMNI (the “Merger Agreement”).

Pursuant to the terms of the Merger Agreement, each outstanding share of OMNI common stock will be converted into the “Merger Consideration” pursuant to the Exchange Ratio set forth below, subject to any adjustment under Sections 7.8 and 8.7 of the Agreement:

(i)	0.3313 shares of IBKC common stock (to the nearest ten-thousandth of a share) to be exchanged for each share of OMNI common stock and cash (without interest) payable with respect to any fractional share of IBKC common stock (as determined below); or

(ii)	if the Market Value is greater than $60.53 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $20.05 by the Market Value; or

(iii)	if the Market Value is less than $54.77 per share, the adjusted Exchange Ratio shall equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $18.15 by the Market Value; plus

(iv)

in lieu of issuing any fractional share of IBKC common stock which would otherwise be distributable to an OMNI shareholder as determined following application of Section 2.2(a)(i), (a)(ii) or (a)(iii) above, each holder of OMNI common stock who would otherwise be entitled thereto, after

Board of Directors Omni Bancshares, Inc. February 21, 2011 Page 2

aggregating into whole shares all fractional shares of IBKC common stock to which such holder is entitled by virtue of the Merger, upon surrender of the certificate(s) which represented OMNI common stock, will receive, without interest, cash equal to such fractional share multiplied by the Market Value.

Based on 2,109,641 shares of OMNI common stock outstanding, an exchange ratio of 0.3313 and a market value of $57.65 per share for IBKC, OMNI will receive total consideration of $40.3 million.

In arriving at our opinion, we have reviewed certain publicly available business, financial and stockholder information relating to IBKC and OMNI. In addition, we have reviewed certain financial information provided to us by OMNI pertaining to its business plan and projections.

In connection with the foregoing, we have:

1.	Reviewed the terms of the Merger Agreement;

2.	Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of OMNI and IBKC, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

3.	Reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the company furnished to us by OMNI;

4.	Held discussions with members of executive and senior management of OMNI and IBKC, including without limitation, their respective legal advisors and others concerning the past and current results of operations of OMNI and IBKC, their respective current financial condition and managements’ opinion of their respective future prospects;

5.	Reviewed reported market prices and historical trading activity of OMNI and IBKC common stock;

6.	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

7.	Reviewed the potential pro forma impact of the Merger; and

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8.	Performed such other financial studies, analyses and investigations, as we considered appropriate under the circumstances.

For purposes of this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the material furnished to us by OMNI and IBKC and the material otherwise made available to us, including information from published sources, and we have not independently verified such data. With respect to the financial information, including forecasts we received from OMNI, we assumed that they had been reasonably prepared reflecting the best currently available estimates and good faith judgment of management. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of OMNI and IBKC at December 31, 2010 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of OMNI or IBKC, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of OMNI or IBKC, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. We have further relied on the assurances of management of OMNI and IBKC that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Merger Agreement, to be consummated.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement and that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to OMNI or IBKC or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and have been evaluated by us on the date hereof. This opinion was approved by the Fairness Committee of Howe Barnes.

We have acted as financial advisor to OMNI in connection with the Merger and will receive a fee for such services. In addition, OMNI has agreed to indemnify us for certain liabilities arising out of our engagement by OMNI in connection with the Merger.

This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or part), to any third party or in any manner or for any purpose whatsoever without our prior written consent, although this opinion may be (i) furnished to IBKC for inspection purposes only, provided however, that such consent to provide IBKC with a copy of this opinion is based on the condition that each of OMNI and IBKC have acknowledged and agreed that IBKC is not authorized to and shall not rely on this opinion, and (ii) included in

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its entirety in the proxy statement/prospectus of OMNI used to solicit stockholder approval of the Merger so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. It should be understood that subsequent developments may affect this opinion. The opinion does not in any matter address the prices at which the capital stock of IBKC or any of its respective affiliates may trade after the announcement of the Merger. This letter is addressed and directed to the Board of Directors of OMNI in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. In rendering this opinion, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of OMNI, or any class of such persons relative to the shareholder consideration to be received by the holders of the common stock of OMNI in the transaction or with respect to the fairness of any such compensation.

During the two years preceding the date of the opinion, Howe Barnes has received compensation from OMNI and IBKC for financial services rendered.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, and based on such other matters as we considered relevant, it is our opinion that as of the date hereof that the shareholder consideration is fair, from a financial point of view, to the holders of OMNI common stock.

Sincerely,

HOWE BARNES HOEFER & ARNETT, INC.

Appendix C

Section 131 of the Louisiana Business Corporation Law

A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(G), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

B. The right to dissent provided by this Section shall not exist in the case of:

(1) A sale pursuant to an order of a court having jurisdiction in the premises.

(2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

(3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the Financial Industry Regulatory Authority, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

C. (1)(a) Except as provided in Paragraph (4) of this Subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty percent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder’s last address on the corporation’s records.

(b) An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(2) Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this Section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock.

(3) Unless the objection, demand, and acknowledgment are made and delivered by the shareholder within the period limited in Paragraph (1) and (2), he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken.

(4) In the case of a merger pursuant to R.S. 12:112(G), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation’s reply may be sent, deposit the certificates representing his shares in escrow as provided in Paragraph (2), and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as prescribed in Paragraph (2).

D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation’s disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder’s shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation’s statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation’s disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter’s rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 83 of the Louisiana Business Corporation Law (the “LBCL”) gives Louisiana corporations broad powers to indemnify their present and former directors, officers, agents and employees and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are, or might be, made parties by reason of being, or having been, such directors, officers, agents or employees; subject to specific conditions and exclusions, gives a director, officer, agent or employee who successfully defends an action the right to be so indemnified, and in some cases permits even those who unsuccessfully defend actions to be so indemnified; and authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, authorization of shareholders or otherwise.

In accordance with LBCL, Article 8 of the Registrant’s Articles of Incorporation provides as follows:

Article 8. Personal Liability, Indemnification, Advancement of Expenses and Other Rights of Officers, Directors, Employees and Agents.

A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited.

B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.

C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

F. Security Fund; Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 8.

G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

The foregoing discussion of the Registrant’s Articles of Incorporation and the LBCL is not intended to be exhaustive and is qualified in its entirety by our Articles of Incorporation and the LBCL, respectively.

The Registrant has entered into indemnification agreements with three of its executive officers, Daryl G. Byrd, Michael J. Brown and Michael A. Naquin, providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers. Following a change in control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential change in control, the Registrant must create a trust for the benefit of the indemnitees, which upon a change in control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*  *  *  *  *  *  *  *  *  *

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on April 28, 2011.

IBERIABANK CORPORATION

By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints each of Daryl G. Byrd and Anthony J. Restel his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

/s/ Daryl G. Byrd	President, Chief Executive Officer and Director	April 28, 2011
Daryl G. Byrd

/s/ Anthony J. Restel	Executive Vice President and Chief Financial Officer	April 28, 2011
Anthony J. Restel

/s/ Jeffrey A. Powell	Controller and Principal Accounting Officer	April 28, 2011
Jeffrey A. Powell

*	Director	April 28, 2011
Elaine D. Abell

*	Director	April 28, 2011
Harry V. Barton, Jr.

*	Director	April 28, 2011
Ernest P. Breaux, Jr.

*	Director	April 28, 2011
John N. Casbon

*	Chairman of the Board	April 28, 2011
William H. Fenstermaker

*	Director	April 28, 2011
O. Miles Pollard, Jr.

*	Director	April 28, 2011
E. Stewart Shea, III

*	Director	April 28, 2011
David H. Welch

* /s/ Daryl G. Byrd
Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of February 21, 2011, by and between the Registrant and OMNI BANCSHARES, Inc. (incorporated by reference to Appendix A to the proxy statement-prospectus)

3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009)

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated October 19, 2009, filed on October 22, 2009)

5	Opinion of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

8	Opinion of Adams and Reese LLP on certain tax matters

10.1	Employment Agreement by and between IBERIABANK and James M. Hudson*

10.2	Employment Agreement by and between IBERIABANK and Barry B. Bleakley*

10.3	Consulting Agreement by and between the Registrant and S. Kyle Waters*

23.1	Consent of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Howe Barnes Hoefer & Arnett, Inc.

23.4	Consent of Adams and Reese LLP (included in Exhibit 8)

24	Powers of Attorney of directors of the Registrant (included on page S-1 of this Registration Statement)

99.1	Form of Proxy of OMNI BANCSHARES, Inc.*

*	Previously filed.